Exhibit 99.1

MANAGEMENT PROXY CIRCULAR YOUR VOTE IS IMPORTANT Please take some time to read this management proxy circular for important information about the business of the meeting and to learn more about Scotiabank. ANNUAL MEETING OF SHAREHOLDERS April 13, 2021 scotiabank.com/annual meeting

Scotiabank is a leading bank in the Americas.

Guided by our purpose – “for every future” – we help our customers, their families and their communities achieve success through a broad range of advice, products and services.

Notice of annual meeting of common shareholders of The Bank of Nova Scotia

WHEN	WHERE

Tuesday, April 13, 2021	Via Live Webcast Online at

9:00 a.m. (Eastern)	https://web.lumiagm.com/422842781

Given the continued uncertainty surrounding the COVID-19 pandemic and the importance of the health and safety of our employees, shareholders, communities and other stakeholders, we have taken the proactive step to obtain a court order that allows us to hold our annual meeting using electronic means. We believe this order provides a level of certainty for our stakeholders while supporting shareholder engagement and their ability to attend the annual meeting and exercise their rights to participate and vote. The annual meeting will be held virtually via live webcast at https://web.lumiagm.com/422842781. We encourage you to vote your shares prior to the meeting. Please see page 8 for information about voting and please check our website scotiabank.com/annualmeeting for updates.

AT THE MEETING YOU WILL BE ASKED TO:

1.	Receive our financial statements for the year ended October 31, 2020 and the auditors’ report on the statements
2.	Elect directors
3.	Appoint auditors
4.	Vote on an advisory resolution on our approach to executive compensation
5.	Vote on the shareholder proposals
6.	Consider any other business that may properly come before the meeting

You can read about each item of business beginning on page 6 of the management proxy circular, which describes the meeting, who can vote and how to vote.

Holders of common shares on February 16, 2021, the record date, are eligible to vote at the meeting (subject to Bank Act (Canada) restrictions). There were 1,212,447,675 common shares outstanding on this date.

By order of the board,

Julie A. Walsh

Senior Vice President, Corporate Secretary and Chief Corporate Governance Officer

Toronto, Ontario, Canada

February 16, 2021

YOUR VOTE IS

IMPORTANT

As a Scotiabank shareholder, it is important to vote your shares at the upcoming meeting. Detailed voting instructions for registered and non-registered shareholders begin on page 8 of the management proxy circular.

If you cannot attend the meeting, you should complete, sign and return your proxy or voting instruction form to vote your shares. Your vote must be received by our transfer agent, Computershare Trust Company of Canada, by 9 a.m. (Eastern) on April 12, 2021.

Welcome to our 189th annual meeting of shareholders

Aaron W. Regent

Chairman of Scotiabank’s

Board of Directors

Brian J. Porter

President and Chief Executive Officer

Dear fellow shareholders,

We are pleased to invite you to attend Scotiabank’s annual meeting of shareholders on April 13, 2021. We will be covering important items of business, so please review this management proxy circular and vote your shares.

The COVID-19 pandemic continues to cause significant challenges. In order to ensure the safety of the bank’s employees, shareholders, communities and other stakeholders, we will again hold our annual meeting virtually via live webcast. As in 2020, we have made every effort to host our annual meeting in a manner that promotes shareholder participation and we look forward to returning to in-person meetings once health and safety recommendations allow.

Leading bank in the Americas

Scotiabank has a successful history of managing through challenging economic cycles. By prioritizing resiliency, accountability, and preparedness, we have been able to generate sustainable dividends for our shareholders over almost two-centuries. Despite that, there is no question that 2020 was frustrating for shareholders on several fronts. While 2020 was a year like no other, we remain extremely grateful for your ongoing engagement and confidence in Scotiabank and the entire Board of Directors.

The actions taken over the past several years to build a stronger, more diversified bank have enabled us to deliver for our customers, employees, and communities during this time of acute need. We view our footprint – which reaches from the top of Canada’s Arctic, through the United States and the Caribbean, and down to the southern tip of Patagonia in Chile – as a distinct competitive advantage, and we remain confident in our future as a leading bank in the Americas.

From an operations perspective, our strategic, targeted investment in the bank’s people, processes, and technology allowed us to seamlessly shift a large proportion of our global team to remote working in early 2020. In particular, investments made in 2019 to modernize digital platforms in order to protect the bank and enhance the customer experience, allowed us to pivot extremely quickly and continue serving our customers while also providing employees with the tools and resources needed to manage personally, as well as professionally, throughout the pandemic.

At the same time, 98% of our Canadian branches – and approximately 90% of our branches globally – remained open to allow our customers to continue to fulfill their banking needs.

Throughout the pandemic, the bank continued its support of communities across its footprint, committing over $16 million to help those most at risk, in addition to hospitals, healthcare professionals and other frontline workers.

Strong and stable governance

Scotiabank continues to be a leader in corporate governance and is strongly committed to board diversity.

Women have made up more than 20% of our board since 2004, and this year 42% of our director nominees are women. In 2020 we updated our board diversity policy – which was first approved in 2013 and has been embedded in our Corporate Governance structure since 2017 – to include additional criteria.

The board maintains its focus on ensuring that its members have a diverse set of skills, experiences, characteristics and perspectives as it welcomes new members to the board, including Lynn Patterson and Calin Rovinescu, who joined the board this past year as part of our succession planning practices.

Lynn has a strong background in monetary policy, risk management, financial services and capital markets. Calin brings his broad global experience and depth of expertise in corporate strategy, growth, shareholder value creation and environmental and social responsibility. We are very fortunate to have directors with this type of expertise join our board.

Management proxy circular	1

We would also like to express our sincere thanks to Tiff Macklem, Indira Samarasekera and Charles Dallara for their many years of valuable service to our bank. Tiff resigned following his appointment as Governor of the Bank of Canada this past spring. Indira is not standing for re-election pursuant to our board term limits and Charles has decided not to stand for re-election. Their insights and expertise helped to position Scotiabank for success, and we wish them all the best.

Building a bank for every future

In 2020, Scotiabank reinforced its commitment to build a better, more resilient future for our employees and communities. Scotiabank signed the BlackNorth Initiative CEO pledge; a list of goals focused on ending anti-Black systemic racism and creating opportunities for underrepresented groups within Canadian corporations. The bank stood up an Inclusion Task Force to develop a coordinated strategy to support the elimination of racism and racial discrimination throughout the bank, with a focus on employee programs, business activities, and community partnerships.

We also relaunched our employee diversity survey in Canada, to better understand our employee population and diversity representation gaps, and to build a more inclusive workforce. With the data collected from the survey, we developed renewed diversity targets and look forward to meeting those goals over the next five years.

Looking forward

Despite the many challenges of 2020, we remain well positioned and capable of emerging from the pandemic even more resilient than we were before. Together, we will continue to be there for our shareholders, employees, customers, and communities, to create opportunity for every future.

Thank you for your continued support, and we look forward to speaking with you on April 13.

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What’s inside

Management proxy circular	3

Management proxy circular

You have received this management proxy circular because you owned Scotiabank common shares as of the close of business on February 16, 2021 (the record date), and are entitled to vote at our annual meeting.

Management is soliciting your proxy for the shareholder meeting on April 13, 2021.

This document tells you about the meeting, governance and executive compensation at Scotiabank. We have organized it into three sections to make it easy to find what you are looking for and to help you vote with confidence.

We pay the cost of proxy solicitation for all registered and non-registered (beneficial) shareholders. We are soliciting proxies mainly by mail, but you may also be contacted by phone or in person by employees of Scotiabank or Computershare Trust Company of Canada, our transfer agent. We may also engage solicitation agents at a nominal cost.

In this document: • we, us, our, the bank and Scotiabank mean The Bank of Nova Scotia • you and your mean holders of our common shares • common shares and shares mean the bank’s common shares
Unless indicated otherwise, information in this management proxy circular (circular) is as of February 9, 2021 and all dollar amounts are in Canadian dollars.

DELIVERY OF MEETING MATERIALS

Notice and access

As permitted by the Canadian Securities Administrators and pursuant to an exemption from the proxy solicitation requirement received from the Office of the Superintendent of Financial Institutions (OSFI), we are using “notice and access” to deliver this circular to both our registered and beneficial shareholders. This means that this circular will be posted online for you to access instead of receiving a physical copy in the mail. Notice and access gives shareholders more choice, allows for faster access to this circular, reduces our printing and mailing costs, and is environmentally friendly as it reduces paper and energy consumption.

You will still receive a physical copy of the form of proxy if you are a registered shareholder or the voting instruction form if you are a beneficial shareholder in the mail so that you can vote your shares. However, instead of receiving a physical copy of the circular, you will receive a notice (Notice) explaining how to access this circular electronically and how to request a physical copy. Physical copies of the circular will also be provided to shareholders who have standing instructions to receive physical copies of meeting materials.

How to access the circular electronically

This circular is available on the website of our transfer agent, Computershare Trust Company of Canada (Computershare) (www.envisionreports.com/scotiabank2021), on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

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Delivery of the annual report

How we deliver our annual report to you depends on whether you are a registered shareholder or a beneficial shareholder.

You are a registered shareholder if the shares you own are registered directly in your name with our transfer agent, Computershare. If this is the case, your name will appear on a share certificate or a statement from a direct registration system confirming your shareholdings. You are a beneficial shareholder if the shares you own are registered for you in the name of an intermediary such as a securities broker, trustee or financial institution.

Registered shareholders

Registered shareholders who have not opted out of receiving our annual report will receive a physical copy, unless they have consented to electronic delivery (e-delivery). Please refer to “Receiving shareholder materials by e-mail” under “Information about voting” for more information on signing up to receive shareholder materials by e-mail.

Beneficial shareholders

As permitted under securities laws, we are using notice and access to deliver our annual report to beneficial shareholders. You may access the annual report online in the same manner as described in “How to access the circular electronically”. Physical copies of the annual report will also be provided to shareholders who have standing instructions to receive physical copies of meeting materials.

How to request a physical copy of materials provided to you through notice and access

Shareholders may request a physical copy of this circular or our annual report, at no cost, up to one year from the date the circular was filed on SEDAR. If you would like to receive a physical copy prior to the meeting, please follow the instructions provided in the Notice or contact Computershare at the contact information provided on the back cover of this circular. A copy of the requested documents will be sent to you within three business days of your request. If you request a physical copy of any materials, you will not receive a new form of proxy or voting instruction form, so you should keep the original form sent to you in order to vote.

Questions?

If you have questions about notice and access or to request a physical copy of this circular or our annual report after the meeting at no charge, you can contact Computershare at the contact information provided on the back cover of this circular.

1 ABOUT THE MEETING Read about the items of business and how to vote your shares 2 GOVERNANCE Learn about our board’s governance practices

FOR MORE INFORMATION

You can find financial information about Scotiabank in our 2020 consolidated financial statements and management’s discussion and analysis (MD&A). Financial information and other information about Scotiabank, including our annual information form (AIF) and quarterly financial statements are available on our website (www.scotiabank.com), SEDAR (www.sedar.com), or on the U.S. Securities and Exchange Commission (SEC) website (www.sec.gov).

Copies of these documents, this circular and any document incorporated by reference, are available for free by writing to:

Corporate Secretary of The Bank of Nova Scotia

44 King Street West

Toronto, Ontario

Canada M5H 1H1

corporate.secretary@scotiabank.com

You can also communicate with our board of directors by writing to the Chairman of the Board at chairman.board@scotiabank.com.

3 EXECUTIVE COMPENSATION Find out what we paid our senior executives for 2020 and why

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1	About the meeting

Business of the meeting

1. RECEIVE FINANCIAL STATEMENTS

Our consolidated financial statements and MD&A for the year ended October 31, 2020, together with the auditors’ report on those statements, will be presented at the meeting. You will find these documents in our annual report which is available on our website.

2. ELECT DIRECTORS

Under our majority voting policy, you will elect 12 directors individually to serve on our board until the close of the next annual meeting or until their successors are elected or appointed. You can find information about the nominated directors beginning on page 13 and our majority voting policy on page 57.

The board recommends you vote for each nominated director

3. APPOINT AUDITORS

You will vote on appointing the independent auditors. The board assessed the performance and independence of KPMG LLP (KPMG) and recommends that KPMG be re-appointed as the shareholders’ auditors until the close of the next annual meeting. KPMG has served continuously as one of our auditors since 1992, and as our sole auditor since March 2006. Last year, the vote was 99.07% for KPMG as auditors. A representative of KPMG will be in attendance at the meeting.

Auditors’ fees

The table below lists the services KPMG provides and the fees we paid to them for the fiscal years ended October 31, 2020 and 2019. The decrease in audit services fees in 2020 is due primarily to the impact of divested operations. The audit and conduct review committee can pre-approve services as long as they are within the scope of the policies and procedures approved by the committee.

The board recommends you vote for KPMG LLP as our independent auditors

$ millions	2020	2019

Audit services	25.6	32.6
Audit services generally relate to the statutory audits and review of financial statements, and regulatory required attestation reports.

Audit-related services	2.9	1.3
Audit-related services include special attest services not directly linked to the financial statements, review of controls and procedures related to regulatory reporting, audits of employee benefit plans, consultation and training on accounting and financial reporting, as well as services associated with registration statements, prospectuses, periodic reports and other documents filed with securities regulatory bodies or other documents issued in connection with securities offerings.

Tax services outside of the audit scope	–	–
Tax services outside of the audit scope relate primarily to specified review procedures required by local tax authorities, attestation on tax returns of certain subsidiaries as required by local tax authorities, and review to determine compliance with an agreement with the tax authorities.

Other non-audit services	0.3	0.5
Other non-audit services are primarily for the review and translation of English language financial statements into other languages and other services.
Total	28.8	34.4

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ABOUT THE MEETING

4. ADVISORY VOTE ON OUR APPROACH TO EXECUTIVE COMPENSATION

You can have a “say on pay” by participating in an advisory vote on our approach to executive compensation.

Since 2010, we have held this annual advisory vote to give shareholders the opportunity to provide the board with important feedback. This vote does not diminish the role and responsibility of the board. Last year, the vote was 93.78% for our approach to executive compensation, and shareholder support has been 92.6% or higher each year.

The human resources committee chair’s letter on page 67 describes our approach to executive compensation in 2020. Our executive compensation program supports our goal of delivering strong, consistent and predictable results to shareholders over the longer term. Our practices meet the model policy on “say on pay” for boards of directors developed by the Canadian Coalition for Good Governance (CCGG).

You will be asked to vote on the following advisory resolution:

Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in this management proxy circular delivered in advance of the 2021 annual meeting of shareholders of the Bank.

The board recommends you vote for our approach to executive compensation

This is an advisory vote, which means the results are not binding on the board. The human resources committee and the board review the results after the meeting and as they consider future executive compensation decisions. If a significant number of shares are voted against the advisory resolution, the human resources committee will review our approach to executive compensation in the context of any specific shareholder concerns that have been identified and may make recommendations to the board. We will disclose the human resources committee’s review process and the outcome of its review within six months of the annual meeting.

The human resources committee and the board welcome questions and comments about executive compensation at Scotiabank. We maintain an open dialogue with shareholders and consider all feedback. See the back cover for our contact information.

5. SHAREHOLDER PROPOSALS This year you will be asked to consider three proposals. You can read the proposals and how and why the board recommends voting in relation to each proposal on page 27.	The board recommends you vote against the proposals

The deadline for submitting proposals to be considered at next year’s annual meeting is November 17, 2021. Proposals should be sent to the Corporate Secretary of The Bank of Nova Scotia, 44 King Street West, Toronto, Ontario, Canada M5H 1H1 or corporate.secretary@scotiabank.com.

SHAREHOLDER APPROVAL

Each item being put to a vote requires the approval of a majority of votes cast in person or by proxy at the meeting. Directors are subject to our majority voting policy (see page 57).

You (or your proxyholder) can vote as you (or your proxyholder) wish on any other items of business properly brought before the meeting (or a reconvened meeting if there is an adjournment). As of the date of this circular, we are not aware of other matters that will be brought before the meeting.

Management does not contemplate that any nominated director will be unable to serve as a director. If, however, this does occur for any reason during or prior to the meeting, the individuals named in your proxy form or voting instruction form as your proxyholder can vote for another nominee at their discretion.

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Information about voting

WHO CAN VOTE

You are entitled to one vote per common share held on February 16, 2021, the record date.

Shares beneficially owned by the following entities and persons cannot be voted (except in circumstances approved by the Minister of Finance):

•  the Government of Canada or any of its agencies

•  the government of a province or any of its agencies

•  the government of a foreign country or any political subdivision of a foreign country or any of its agencies

•  any person who has acquired more than 10% of any class of shares of the bank.

Also, if a person, or an entity controlled by a person, beneficially owns shares that in total are more than 20% of the eligible votes that may be cast, that person or entity may not vote any of the shares (unless permitted by the Minister of Finance).

Our directors and officers are not aware of any person or entity who beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of any class of our outstanding shares, as of the record date.

HOW TO VOTE

You can vote in advance of the annual meeting, online during the meeting or you can appoint someone to attend the meeting and vote your shares for you (called voting by proxy). How you vote depends on whether you are a registered or a beneficial shareholder. You are a beneficial shareholder if the shares you own are registered for you in the name of an intermediary such as a securities broker, trustee or financial institution. You are a registered shareholder if the shares you own are registered directly in your name with our transfer agent, Computershare. If this is the case, your name will appear on a share certificate or a statement from a direct registration system confirming your shareholdings.

Outstanding common shares 1,212,437,039 on February 9, 2021, the date of this circular 1,212,447,675 on February 16, 2021, the record date

	Beneficial shareholders	Registered shareholders

Your intermediary has sent you a voting instruction form with this package. We may not have records of your shareholdings as a beneficial shareholder, so you must follow the instructions from your intermediary to vote.

We have sent you a proxy form with this package. A proxy is a document that can authorize someone else to attend the meeting and vote for you.

Voting in advance of the annual meeting

Complete the voting instruction form and return it to your intermediary.

Your intermediary may also allow you to do this online or by telephone.

You can either mark your voting instructions on the voting instruction form or you can appoint another person (called a proxyholder) to attend the annual meeting and vote your shares for you.

To vote online or by fax, follow the instructions on the proxy form.

Alternatively, you may complete the paper proxy form and return it to Computershare.

You can either mark your voting instructions on the proxy form or you can appoint another person (called a proxyholder) to attend the annual meeting and vote your shares for you.

Voting at the annual meeting

Beneficial shareholders who have not duly appointed themselves as proxyholder will not be able to vote at the meeting but will be able to participate as a guest. This is because we and Computershare do not have a record of the beneficial shareholders of the bank, and, as a result, will have no knowledge of your shareholdings or entitlement to vote unless you appoint yourself as proxyholder.

If you are a beneficial shareholder and wish to vote at the meeting, you MUST appoint yourself as proxyholder by inserting your own name in the space provided on the voting instruction form sent to you and you MUST follow all the applicable instructions, including the deadline, provided by your intermediary. See “Appointment of a third party as proxy” and “How to attend the meeting” below.

Registered shareholders may vote online during the meeting, as further described below under “How to attend the meeting”. Do not complete and return the proxy form in advance.

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ABOUT THE MEETING

	Beneficial shareholders	Registered shareholders

Returning the form

The voting instruction form tells you how to return it to your intermediary.

Remember that your intermediary must receive your voting instructions in sufficient time to act on them, generally one day before the proxy deadline below.

Computershare must receive your voting

instructions from your intermediary by no later than the proxy deadline, which is 9 a.m. (Eastern) on April 12, 2021.

The enclosed proxy form tells you how to submit your voting instructions.

Computershare must receive your proxy, including any amended proxy, by no later than the proxy deadline which is 9 a.m. (Eastern) on April 12, 2021.

You may return your proxy in one of the following ways:

•   by mail, in the envelope provided

•   by fax, to 1 (866) 249-7775 (if faxing within North America) or (416) 263-9524 (outside North America)

•   using the internet. Go to www.investorvote.com and follow the instructions online.

Changing your vote

If you have provided voting instructions to your intermediary and change your mind about how you want to vote, or you decide to attend and vote at the annual meeting, contact your intermediary to find out what to do.

If your intermediary gives you the option of using the internet to provide your voting instructions, you can also use the internet to change your instructions, as long as your intermediary receives the new instructions in enough time to act on them before the proxy deadline. Contact your intermediary to confirm the deadline.

If you want to revoke your proxy, you must deliver a signed written notice specifying your instructions to one of the following:

•   our Corporate Secretary, by 5 p.m. (Eastern) on the last business day before the meeting (or any adjourned meeting reconvenes). Deliver to: The Bank of Nova Scotia Executive Offices, 44 King Street West, Toronto, Ontario, Canada M5H 1H1 Attention: Julie Walsh, Senior Vice President, Corporate Secretary and Chief Corporate Governance Officer, Fax: (416) 866-5090

•   David Noel, Regional Senior Vice President, Atlantic Region, by 5 p.m. (Eastern) on the last business day before the meeting (or any adjourned meeting reconvenes). Deliver to: The Bank of Nova Scotia Head Office, 1709 Hollis Street, Halifax, Nova Scotia, Canada B3J 1W1 Fax: 1 (877) 841-9920

•   the Chairman of the meeting, before the meeting starts or any adjourned meeting reconvenes.

You can also revoke your proxy in any other way permitted by law. You can change your voting instructions by voting again using the internet or fax. Your voting instructions must be received by Computershare by the proxy deadline noted above, or by voting in person at the meeting.

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APPOINTMENT OF A THIRD PARTY AS PROXY

The following applies to shareholders who wish to appoint someone as their proxyholder other than Aaron Regent and Brian Porter, the Scotiabank proxyholders named in the form of proxy or voting instruction form. This includes beneficial shareholders who wish to appoint themselves as proxyholder to attend, participate or vote at the meeting. You may appoint anyone as your proxyholder to represent you at the meeting. Your proxyholder does not have to be a shareholder of the bank. Your proxyholder must attend the meeting and vote for you.

Shareholders who wish to appoint someone other than the Scotiabank proxyholders as their proxyholder to attend and participate at the meeting and vote their shares MUST submit their form of proxy or voting instruction form, as applicable, appointing that person as proxyholder AND register that proxyholder as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your form of proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a user name that is required to vote at the meeting.

Step 1: Submit your form of proxy or voting instruction form: To appoint someone other than the Scotiabank proxyholders as proxyholder, insert that person’s name in the blank space provided in the form of proxy or voting instruction form (if permitted) and follow the instructions for submitting such form of proxy or voting instruction form. This must be completed before registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form.

If you are a beneficial shareholder and wish to vote at the meeting, you MUST insert your own name in the space provided on the voting instruction form sent to you by your intermediary, follow all the applicable instructions provided by your intermediary AND register yourself as your proxyholder, as described below. By doing so, you are instructing your intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your intermediary. Please also see further instructions below under the heading “How to attend the meeting.”

If you are a beneficial shareholder located in the United States and wish to vote at the meeting or, if permitted, appoint a third party as your proxyholder, in addition to the steps described below under “How to attend the meeting”, you MUST obtain a valid legal proxy from your intermediary. Follow the instructions from your intermediary included with the legal proxy form and the voting instruction form sent to you, or contact your intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your intermediary, you must then submit such legal proxy to Computershare. Requests for registration from beneficial shareholders located in the United States that wish to vote at the meeting or, if permitted, appoint a third party as their proxyholder must be sent by e-mail or by courier to: USLegalProxy@computershare.com (if by e-mail), or Computershare, Attention: Proxy Dept., 8th Floor, 100 University Avenue, Toronto, ON M5J 2Y1, Canada (if by courier), and in both cases, must be labeled “Legal Proxy” and received no later than the voting deadline of 9 a.m. (Eastern) on April 12, 2021.

Step 2: Register your proxyholder: To register a third party proxyholder, shareholders must visit http://www.computershare.com/BNS by 9:00 a.m. (Eastern) on April 12, 2021 and provide Computershare with the required proxyholder contact information OR follow the instructions provided by your intermediary on your voting instruction form so that Computershare may provide the proxyholder with a user name via e-mail. Without a user name, proxyholders will not be able to vote at the meeting but will be able to participate as a guest.

HOW TO ATTEND THE MEETING

Scotiabank is holding the meeting in a virtual-only format, which will be conducted via live webcast. Shareholders will not be able to attend the meeting in person.

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ABOUT THE MEETING

To join the webcast, log in online at https://web.lumiagm.com/422842781. You may log in up to one hour before the meeting starts.

•  Registered shareholders and duly appointed proxyholders should click “Login” and then enter their control number/user name (see below) and the password “bns2021” (case sensitive).

OR

•  Guests, including beneficial shareholders who have not duly appointed themselves as proxyholder and who do not have a user name, click “Guest” and complete the online form.

	Duly appointed proxyholders	Registered shareholders

Control number/user name

Computershare will provide the proxyholder with a user name by e-mail after the proxy voting deadline has passed and the proxyholder has been duly appointed AND registered as described in

“Appointment of a third party as proxy” above.

The control number located on the form of proxy or in the e-mail notification you received is your control number.

If you attend the annual meeting, it is important that you are connected to the internet at all times during the meeting in order to vote at the designated times. It is your responsibility to ensure connectivity for the duration of the meeting. You should allow ample time to check into the annual meeting and complete the related procedure.

The meeting will also be available via a toll-free conference call for shareholders who are unable to join, or prefer not to join, the webcast. The conference call will enable shareholders to hear an audio feed of the meeting. Please visit scotiabank.com/annualmeeting for call information. Please be sure to join the conference call at least 15 minutes in advance of the meeting to allow enough time for registration.

In the event of technical malfunction or other significant problem that disrupts the meeting, the Chairman of the meeting may adjourn, recess, or expedite the meeting, or take such other action as the Chairman determines is appropriate considering the circumstances.

Voting at the meeting

Registered shareholders and duly appointed proxyholders can vote at the appropriate times during the meeting if they have not done so in advance of the meeting. Please see “Voting at the annual meeting” set out in the chart in the preceding section “How to vote” for details on how to vote at the meeting. Shareholders using the conference call to join the meeting will not be able to vote their shares on the conference call during the meeting. If you wish to join the meeting via the conference call, you are encouraged to vote your shares in advance of the meeting. Guests attending via the webcast or the conference call will not be able to vote at the meeting.

Submitting questions at the meeting

As in years past, the board and senior management will be available for questions from shareholders and duly appointed proxyholders. As part of our ongoing stakeholder engagement, questions may be submitted in advance of the meeting by contacting the Corporate Secretary by e-mail or mail at the contact information provided on the back cover. Questions submitted in advance must be received by 9:00 a.m. (Eastern) on April 12, 2021 to be included in the meeting.

It is recommended that shareholders and duly appointed proxyholders submit their questions as soon as possible during the meeting so they can be addressed at the appropriate time. Questions may be submitted during the meeting through the live webcast and through the conference call.

As this is a shareholders’ meeting, only shareholders and duly appointed proxyholders may ask a question during the question period.

The board and senior management will answer questions relating to matters to be voted on before a vote is held on each matter, if applicable. General questions will be addressed at the end of the meeting during the question period.

In order to answer as many questions as possible, shareholders and proxyholders are asked to be brief and concise and to address only one topic per question. Questions dealing with similar topics or issues may be grouped, summarized and addressed with one response.

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Shareholders who have submitted proposals for the meeting will have the opportunity to join the meeting by audio to present their proposals at the appropriate time during the meeting.

The Chairman of the meeting reserves the right to refuse questions he deems irrelevant to the business of the meeting or otherwise inappropriate. The Chairman has broad authority to conduct the meeting in a manner that is fair to all shareholders and may exercise discretion in the order in which questions are asked and the amount of time devoted to any one question. Any questions that cannot be answered during the meeting and that have been properly put before the annual meeting will be posted online as soon as practical after the meeting and answered at scotiabank.com/annualmeeting.

How your proxyholder will vote

Your proxyholder must vote according to the instructions you provide on your proxy form or voting instruction form (for directors and the appointment of auditors, you may either vote for or withhold. For the advisory resolution on our approach to executive compensation you may vote for or against. For shareholder proposals, you may vote for, against or abstain). If you do not specify how you want to vote, your proxyholder can vote your shares as he or she wishes. Your proxyholder will also decide how to vote on any amendment or variation to any item of business in the notice of meeting or any new matters that are properly brought before the meeting, or any postponement or adjournment.

If you properly complete and return your proxy form or voting instruction form, but do not appoint a different proxyholder, and do not specify how you want to vote, Aaron Regent or Brian Porter will vote for you as follows:

•   for the election of the nominated directors to the board

•    for the appointment of the shareholders’ auditors

•   for the advisory resolution on our approach to executive compensation

•    against the shareholder proposals.

CONFIDENTIALITY

To keep voting confidential, Computershare counts all proxies. Computershare only discusses proxies with us when legally necessary, when a shareholder clearly intends to communicate with management, or when there is a proxy contest.

QUORUM

A minimum of 25% of all eligible votes must be represented at the meeting for it to take place.

VOTING RESULTS

We will post the voting results (including details about the percentage of support received for each item of business) on our website and file them with securities regulators after the meeting.

RECEIVING SHAREHOLDER MATERIALS BY E-MAIL

Shareholders may sign up to receive shareholder materials by e-mail, including this circular, as follows:

•   Beneficial owners may go to www.proxyvote.com, use the control number provided on the voting instruction form and click on ‘Go Paperless’ to enroll

•   Registered shareholders who hold share certificates or receive statements from a direct registration system may go to www.investorcentre.com and click on ‘Receive Documents Electronically’ to enroll.

QUESTIONS?

Please contact Computershare with any questions. See the back cover for their contact information.

12	Scotiabank

ABOUT THE MEETING

About the nominated directors

This year 12 directors are proposed for election to our board.

They each bring a range of skills, experience and knowledge to the table. As a group, they have been selected based on their integrity, collective skills and ability to contribute to the broad range of issues the board considers when overseeing our business and affairs. You can learn more about our expectations for directors and how the board functions beginning on page 37.

INDEPENDENCE

Eleven of our 12 (92%) directors are independent and have never served as an executive of the bank. Having an independent board is one of the ways we make sure the board is able to operate independently of management and make decisions in the best interests of Scotiabank. Brian Porter is the only non-independent director as the bank’s President and Chief Executive Officer (President and CEO).

DIVERSITY

Each director has a wealth of experience in leadership and strategy development. The combination and diversity of their skills, experience, location, background and gender are key as they bring unique perspectives to the board (read about how we broadly define diversity on page 53 and how these skills and experience are represented starting on page 14).

Key skills and experience

TENURE AND TERM LIMITS

Balancing the combination of longer serving directors with newer directors allows the board to have the insight of experience while also being exposed to fresh perspectives. Our average board tenure is 5 years (you can read more about tenure and term limits on page 56).

[1]  Diverse directors include those who have identified as women, members of visible minorities, Aboriginal peoples and persons with disabilities.

Management proxy circular	13

DIRECTOR PROFILES

Each director has provided the information about the Scotiabank shares they own or exercise control or direction over. This information and the details about the director deferred share units (DDSUs) they hold are as of October 30, 2020. The value of common shares and DDSUs is calculated using $55.35 (the closing price of our common shares on the Toronto Stock Exchange (TSX) on October 30, 2020) for 2020 and $75.54 (the closing price of our common shares on the TSX on October 31, 2019) for 2019. The equity ownership requirement is five times the equity portion of the annual retainer ($725,000 for directors and $850,000 for the Chairman) and directors have five years to meet this requirement.

The attendance figures reflect the number of board and committee meetings held in fiscal 2020 and each nominee’s attendance for the time they served as a director or committee member.

We have robust director equity ownership requirements. See page 25 for details.

Aaron W. Regent Toronto, Ontario, Canada Age 55 | Director since 2013 Independent 2020 votes for: 98.8% Not eligible for re-election in April 2028	Aaron Regent is Chairman of the Board of Scotiabank. He is the Founder, Chairman and Chief Executive Officer of Magris Resources Inc. a leading North American based industrial minerals company. He was President and Chief Executive Officer of Barrick Gold Corporation from January 2009 to June 2012. Previously, Mr. Regent was Senior Managing Partner of Brookfield Asset Management and Co-Chief Executive Officer of the Brookfield Infrastructure Group, an asset management company, and President and Chief Executive Officer of Falconbridge Limited. Mr. Regent holds a B.A. from the University of Western Ontario and is a chartered accountant and a Fellow of CPA Ontario.
KEY SKILLS & EXPERIENCE
Accounting and finance | Capital markets | Governance | Human resources and executive compensation | Risk management

OVERALL BOARD AND COMMITTEE ATTENDANCE: 43 of 43 / 100%
			Meeting attendance	Committees			Meeting attendance
	Board	15 of 15 / 100%		Audit and conduct review			5 of 5 / 100%
				Corporate governance			8 of 8 / 100%
				Human resources			8 of 8 / 100%
				Risk			7 of 7 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2020	62,522	36,951	99,473	$2,045,238	$5,505,831	6.5
	2019	53,177	27,390	80,567	$2,069,041	$6,086,031	7.2
	Change	9,345	9,561	18,906	($23,803)	($580,200)

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	Nutrien Ltd. (2018 – present)			Audit | Human resources & compensation
Potash Corporation of Saskatchewan Inc. (2015 – 2018)

14	Scotiabank

ABOUT THE MEETING

Nora A. Aufreiter Toronto, Ontario, Canada Age 61 | Director since 2014 Independent 2020 votes for: 99.4% Not eligible for re-election in April 2030

Nora Aufreiter is a corporate director and a former senior partner of McKinsey and Company, an international consulting firm. Throughout her 27 year career at McKinsey, she held multiple leadership roles including Managing Director of McKinsey’s Toronto office, leader of the North American Digital and Omni Channel service line and was a member of the firm’s global personnel committees. She has worked extensively in Canada, the United States and internationally serving her clients in consumer-facing industries including retail, consumer and financial services, energy and the public sector. Ms. Aufreiter holds a B.A. (Honours) in business administration from the Ivey Business School at the University of Western Ontario and an M.B.A. from Harvard Business School. She was recognized in 2011 as one of “Canada’s Most Powerful Women: Top 100”. In June 2018, Ms. Aufreiter was awarded an Honorary Doctor of Laws at the University of Western Ontario.

KEY SKILLS AND EXPERIENCE
Financial services | Governance | Human resources and executive compensation | Retail/consumer | Technology

OVERALL BOARD AND COMMITTEE ATTENDANCE: 31 of 31 / 100%
			Meeting attendance	Committees			Meeting attendance
	Board		15 of 15 / 100%	Corporate governance (chair) Human resources			8 of 8 / 100% 8 of 8 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2020	3,200	17,647	20,847	$976,761	$1,153,881	1.6
	2019	2,500	12,341	14,841	$932,239	$1,121,089	1.5
	Change	700	5,306	6,006	$44,522	$32,792

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	The Kroger Co. (2014 – present)			Financial policy | Public responsibilities

Guillermo E. Babatz Mexico City, Mexico Age 52 | Director since 2014 Independent 2020 votes for: 99.3% Not eligible for re-election in April 2029	Guillermo Babatz is the Managing Partner of Atik Capital, S.C., an advisory firm that specializes in structuring financial solutions for its clients. Previously, he was the Executive Chairman of Comisión Nacional Bancaria y de Valores in Mexico from July 2007 to December 2012. Mr. Babatz holds a B.A. (in economics) from the Instituto Tecnológico Autónomo de México (ITAM) in Mexico City, and a Ph.D. (in economics) from Harvard University.
KEY SKILLS AND EXPERIENCE
Accounting and finance | Capital markets | Financial services | Public policy | Risk management

OVERALL BOARD AND COMMITTEE ATTENDANCE: 30 of 30 / 100%
			Meeting attendance	Committees			Meeting attendance
	Board		15 of 15 / 100%	Human resources			8 of 8 / 100%
				Risk (chair)			7 of 7 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2020	2,500	15,403	17,903	$852,556	$990,931	1.4
	2019	1,800	12,116	13,916	$915,243	$1,051,215	1.4
	Change	700	3,287	3,987	($62,687)	($60,284)

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	Fibra MTY, S.A.P.I. de C.V. (2015 – present)			Investment
Effective May 5, 2020, Mr. Babatz became Chair of the risk committee.

Management proxy circular	15

Scott B. Bonham Atherton, California, U.S.A. Age 59 | Director since 2016 Independent 2020 votes for: 99.3% Not eligible for re-election in April 2028

Scott Bonham is a corporate director and the co-founder of Intentional Capital, a privately-held real estate asset management company. From 2000 to 2015, he was co-founder of GGV Capital, an expansion stage venture capital firm with investments in the U.S. and China. Prior to GGV Capital, he served as Vice President of the Capital Group Companies, where he managed technology investments across several mutual funds from 1996 to 2000. Mr. Bonham has a B.Sc. (in electrical engineering) from Queen’s University and an M.B.A. from Harvard Business School.

KEY SKILLS AND EXPERIENCE
Accounting and finance | Capital markets | Governance | Risk management | Technology

OVERALL BOARD AND COMMITTEE ATTENDANCE: 28 of 28 / 100%
			Meeting attendance	Committees			Meeting attendance
	Board		15 of 15 / 100%	Audit and conduct review Corporate governance			5 of 5 / 100% 8 of 8 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2020	1,500	17,430	18,930	$964,751	$1,047,776	1.4
	2019	1,500	12,591	14,091	$951,124	$1,064,434	1.5
	Change	0	4,839	4,839	$13,627	($16,658)

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	Loblaw Companies Limited (2016 – present)			Audit | Risk and compliance
	Magna International Inc. (2012 – present)			—

Lynn K. Patterson Toronto, Ontario, Canada Age 59 | Director since September 2020 Independent Not eligible for re-election in April 2033 Appointed to the board after the 2020 annual meeting

Lynn Patterson is a corporate director and served as Deputy Governor of the Bank of Canada (BoC) from May 2014 until her retirement from the BoC in July 2019. In this capacity, she was one of two deputy governors responsible for overseeing the BoC’s analysis and activities promoting a stable and efficient financial system. Prior to this, Ms. Patterson served as Special Adviser to the Governor and Senior Representative (Financial Markets) at the BoC’s Toronto Regional Office. Previous to her time at the BoC, Ms. Patterson was President and Country Head for Bank of America Merrill Lynch Canada. She is a recipient of the Diamond Jubilee Medal as a builder and innovator in Canada’s investment industry. Ms. Patterson received an honours degree in Business Administration from the University of Western Ontario and is a Chartered Financial Analyst.

KEY SKILLS AND EXPERIENCE
Capital markets | Financial services | Public policy | Risk management | Technology

OVERALL BOARD AND COMMITTEE ATTENDANCE: 4 of 4 / 100%
			Meeting attendance	Committees			Meeting attendance
	Board		2 of 2 / 100%	Audit and conduct review			1 of 1 / 100%
				Risk			1 of 1 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2020	4,364	691	5,055	$38,247	$279,794	0.4

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	—			—
Effective September 1, 2020, Ms. Patterson joined the audit and conduct review and risk committees. Ms. Patterson has until 2025 to meet her equity ownership requirement.

16	Scotiabank

ABOUT THE MEETING

Michael D. Penner Westmount, Quebec, Canada Age 51 | Director since 2017 Independent 2020 votes for: 99.4% Not eligible for re-election in April 2030	Michael Penner is Chairman and Lead Operating Director of both US Infrastructure Corporation and Enfragen Energy and a corporate director. Mr. Penner was Chairman of the Board of Directors of Hydro-Quebec from 2014 to 2018. He was the President and Chief Executive Officer of Peds Legwear prior to selling his company to Gildan Activewear Inc. in August 2016. Mr. Penner has been active in the community, on the Board of ICD Quebec and has served as a member of the Board of Directors of Les Grands Ballets Canadiens de Montréal, Selwyn House School, Hofstra University School of Law and McGill University Football. Mr. Penner holds a Bachelor of Arts degree from McGill University and a Juris Doctor from Hofstra University in New York.
KEY SKILLS AND EXPERIENCE
Environmental and social responsibility | Governance | Human resources and executive compensation | Public policy | Retail/consumer

OVERALL BOARD AND COMMITTEE ATTENDANCE: 28 of 28 / 100%
			Meeting attendance		Committees			Meeting attendance
	Board		15 of 15 / 100%		Audit and conduct review			5 of 5 / 100%
					Corporate governance			8 of 8 / 100%

	EQUITY OWNERSHIP				Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2020	14,091	12,169		26,260	$673,554	$1,453,491	2
	2019	14,091	7,640		21,731	$577,126	$1,641,560	2.3
	Change	0	4,529		4,529	$96,428	($188,069)

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS				Current board committee memberships
	—				—

Brian J. Porter Toronto, Ontario, Canada Age 63 | Director since 2013 Not independent 2020 votes for: 99.8% Eligible for re-election while President and CEO

Brian Porter is President and Chief Executive Officer of Scotiabank. He joined Scotiabank in 1981, and has progressed through a series of increasingly senior positions across the bank. Mr. Porter served as the bank’s Chief Risk Officer from 2005 to 2008, as Group Head of Risk and Treasury from 2008 to 2010 and as Group Head of International Banking from 2010 to 2012. He was appointed President of Scotiabank in November 2012. He assumed the role of Chief Executive Officer on November 1, 2013. Mr. Porter is also Chair of the University Health Network (UHN) Board of Trustees and his current board memberships include the Washington-based Institute of International Finance (IIF) where he serves as Vice Chairman and Treasurer, the Council of the Americas and The BlackNorth Initiative.

Mr. Porter earned a B.Comm. from Dalhousie University, and has been awarded an Honorary Doctor of Laws (LLD) from Dalhousie University (2008) and Ryerson University (2018). He is a graduate of the Advanced Management Program of the Harvard Business School.

KEY SKILLS AND EXPERIENCE
Accounting and finance | Capital markets | Financial services | Retail/consumer | Risk management

OVERALL BOARD AND COMMITTEE ATTENDANCE: 14 of 14 / 100%
			Meeting attendance	Committees				Meeting attendance
	Board	14 of 14 / 100%		—				—

	EQUITY OWNERSHIP					Total common shares, DSUs and PSUs	Value of DSUs	Value of common shares, DSUs and PSUs
	Year	Common shares	DSUs	PSUs
	2020	136,857	19,490	253,243		409,590	$1,078,794	$22,670,864
	2019	135,838	18,340	253,231		407,409	$1,385,404	$30,775,666
	Change	1,019	1,150	12		2,181	($306,610)	($8,104,802)

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS					Current board committee memberships
	—					—

The April 15, 2020 special meeting of the board was for independent directors only.

Mr. Porter has an equity ownership requirement of eight times his base salary and he exceeds the requirement. Common shares, DSUs, PSUs, and holdings through our Employee Share Ownership Plan count towards this requirement. See pages 76 and 95 for details.

Management proxy circular	17

Una M. Power Vancouver, British Columbia, Canada Age 56 | Director since 2016 Independent 2020 votes for: 99.5% Not eligible for re-election in April 2028

Una Power is a corporate director and the former Chief Financial Officer of Nexen Energy ULC, a former publicly-traded energy company that is a wholly-owned subsidiary of CNOOC Limited. During her 24 year career with Nexen, Ms. Power held various executive positions with responsibility for financial and risk management, strategic planning and budgeting, business development, energy marketing and trading, information technology and capital investment. Ms. Power holds a B.Comm. (Honours) from Memorial University and CPA, CA and CFA designations. She has completed executive development programs at Wharton Business School and INSEAD.

KEY SKILLS & EXPERIENCE
Accounting and finance | Capital markets | Human resources and executive compensation | Risk management | Technology

OVERALL BOARD AND COMMITTEE ATTENDANCE: 27 of 28 / 96%
			Meeting attendance	Committees			Meeting attendance
	Board		15 of 15 / 100%	Audit and conduct review (chair) Human resources			5 of 5 / 100% 7 of 8 / 88%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2020	5,783	18,924	24,707	$1,047,443	$1,367,532	1.9
	2019	5,783	13,176	18,959	$995,315	$1,432,163	2
	Change	0	5,748	5,748	$52,128	($64,631)

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	TC Energy Corporation (2019 – present)			Audit | Health, safety, sustainability and environment
	Teck Resources Limited (2017 – present)			Audit (chair) | Compensation and talent | Corporate governance and nominating
Kinross Gold Corporation (2013 – 2019)

18	Scotiabank

ABOUT THE MEETING

Calin Rovinescu, C.M. Westmount, Quebec, Canada Age 65 | Director since November 2020 Independent Not eligible for re-election in April 2033 Appointed to the board after the 2020 annual meeting

Calin Rovinescu has served as President and Chief Executive Officer of Air Canada since April 2009 and retires from this position on February 15, 2021. Mr. Rovinescu was the Executive Vice President, Corporate Development & Strategy of Air Canada from 2000 to 2004, and also held the position of Chief Restructuring Officer during the airline’s 2003-2004 restructuring. From 2004 to 2009, Mr. Rovinescu was a Co-founder and Principal of Genuity Capital Markets, an independent investment bank. Prior to 2000, he was the Managing Partner of the law firm Stikeman Elliott in Montréal. Mr. Rovinescu was Chair of the Star Alliance Chief Executive Board from 2012 to 2016 and Chair of the International Air Transport Association in 2014-2015 and he continues to serve on its Board of Governors. He is also a member of the Business Council of Canada. Mr. Rovinescu holds Bachelor of law degrees from the Université de Montréal and the University of Ottawa, and has been awarded six Honorary Doctorates from universities in Canada, Europe and the United States. Mr. Rovinescu was named the 14th Chancellor of the University of Ottawa in November 2015. In 2016, Mr. Rovinescu was recognized as Canada’s Outstanding CEO of the Year by the Financial Post Magazine. In 2018, Mr. Rovinescu was appointed a member of the Order of Canada. In 2019, Mr. Rovinescu was recognized as Strategist of the Year and as Canada’s Outstanding CEO of the Year for the second time by the Globe and Mail’s Report on Business magazine.

KEY SKILLS AND EXPERIENCE
Capital markets | Environment and social responsibility | Governance | Human resources and executive compensation | Retail/consumer

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2020	14,280	0	14,280	$0	$793,825	1.1

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	Air Canada (2009 – present)						—
	BCE Inc. and Bell Canada (2016 – present)		Management resources and compensation | Risk and pension fund (chair)
Acasta Enterprises Inc. (2015 – 2016)

Mr. Rovinescu will retire from the Air Canada board on February 15, 2021, concurrent with his retirement as President and Chief Executive Officer of that company.

Effective November 1, 2020, Mr. Rovinescu joined the audit and conduct review and human resources committees.

The value of Mr. Rovinescu’s common shares and DDSUs is calculated using $55.59 (the closing price of our common shares on the TSX on November 2, 2020).

Management proxy circular	19

Susan L. Segal Roxbury, Connecticut, U.S.A. Age 68 | Director since 2011 Independent 2020 votes for: 99.7% Not eligible for re-election in April 2023

Susan Segal was elected President and Chief Executive Officer of the Americas Society, an organization dedicated to education, debate and dialogue in the Americas, and Council of the Americas, a business organization whose members share a common interest in the western hemisphere, in August 2003. Previously, she was a banker for over 25 years with JPM Chase and its predecessor banks. Ms. Segal received a B.A. from Sarah Lawrence College and an M.B.A. from Columbia University. In 1999, she was awarded the Order of Bernardo O’Higgins, Grado de Gran Oficial in Chile. In 2009, President Alvaro Uribe of Colombia honored her with the Cruz de San Carlos award and in September 2012, Mexican President Calderón awarded her with the Aguila Azteca, the highest award given to a foreigner. In 2013, the North American-Chilean Chamber of Commerce recognized her as the Honorary Chilean of the Year. In 2018, Ms. Segal was awarded Peru’s Order of “Merit for Distinguished Services” in the rank of Grand Official on behalf of President Martĺn Vizcarra.

KEY SKILLS AND EXPERIENCE
Capital markets | Financial services | Governance | Public policy | Risk management

OVERALL BOARD AND COMMITTEE ATTENDANCE: 27 of 27 / 100%
			Meeting attendance	Committees			Meeting attendance
	Board		15 of 15 / 100%	Audit and conduct review			5 of 5 / 100%
				Risk			7 of 7 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2020	1,839	36,253	38,092	$2,006,604	$2,108,392	2.9
	2019	1,839	30,303	32,142	$2,289,089	$2,428,007	3.3
	Change	0	5,950	5,950	($282,485)	($319,615)

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS				Current board committee memberships
	Ribbit LEAP, Ltd. (2020 – present)			Audit | Compensation (chair) | Nominating (chair)
	MercadoLibre, Inc. (2012 – present)			Audit
	Vista Oil and Gas S.A.B. de C.V. (2017 – present)					Compensation (chair) | Corporate practices

20	Scotiabank

ABOUT THE MEETING

L. Scott Thomson West Vancouver, British Columbia, Canada Age 51 | Director since 2016 Independent 2020 votes for: 98.2% Not eligible for re-election in April 2028

Scott Thomson is the President and Chief Executive Officer of Finning International Inc., the world’s largest Caterpillar equipment dealer. Prior to joining Finning in 2013, Mr. Thomson was Chief Financial Officer of Talisman Energy Inc. with responsibility for finance, tax, treasury, investor relations, marketing, business development and strategy, planning and performance management from 2008 to 2013. Prior to Talisman, Mr. Thomson held several executive positions with Bell Canada Enterprises from 2003 to 2008 including the role of Executive Vice President, Corporate Development. Prior to Bell, Mr. Thomson was a Vice President at Goldman, Sachs & Co. Mr. Thomson holds a B.A. (in economics and political science) from Queen’s University and an M.B.A. from the University of Chicago.

KEY SKILLS AND EXPERIENCE
Accounting and finance | Capital markets | Financial services | Human resources and executive compensation | Technology

OVERALL BOARD AND COMMITTEE ATTENDANCE: 30 of 30 / 100%
			Meeting attendance	Committees			Meeting attendance
	Board		15 of 15 / 100%	Human resources (chair) Risk			8 of 8 / 100% 7 of 7 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2020	8,070	17,841	25,911	$987,499	$1,434,174	2
	2019	8,070	12,158	20,228	$918,415	$1,528,023	2.1
	Change	0	5,683	5,683	$69,084	($93,849)

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	Finning International Inc. (2013 – present)			Safety, environment & social responsibility
Interfor Corporation (2012 – 2016)

Benita M. Warmbold Toronto, Ontario, Canada Age 62 | Director since 2018 Independent 2020 votes for: 99.2% Not eligible for re-election in April 2031

Benita Warmbold is a corporate director and the former Senior Managing Director and Chief Financial Officer of Canada Pension Plan (CPP) Investment Board having retired in July 2017. Over her nine years at CPP Investment Board, Ms. Warmbold was responsible for finance, risk, performance, tax, internal audit, legal, technology, data and investment operations. Prior to joining CPP Investment Board in 2008, Ms. Warmbold held senior leadership positions with Northwater Capital, Canada Development Investment Corporation and KPMG. She is Chair of the Canadian Public Accountability Board. Ms. Warmbold holds a B.Comm. (Honours) from Queen’s University and is a chartered professional accountant and a Fellow of CPA Ontario. Ms. Warmbold has been recognized three times as one of “Canada’s Most Powerful Women – Top 100,” and in 2016 was inducted into the WXN Hall of Fame.

KEY SKILLS AND EXPERIENCE
Accounting and finance | Capital markets | Financial services | Risk management | Technology

OVERALL BOARD AND COMMITTEE ATTENDANCE: 28 of 28 / 100%
			Meeting attendance	Committees			Meeting attendance
	Board		15 of 15 / 100%	Audit and conduct review Human resources			5 of 5 / 100% 8 of 8 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2020	3,000	7,264	10,264	$402,062	$568,112	0.8
	2019	3,000	3,145	6,145	$237,573	$464,193	0.6
	Change	0	4,119	4,119	$164,489	$103,919

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	Methanex Corporation (2016 – present)			Audit, finance and risk (chair) | Corporate governance
	SNC-Lavalin Group Inc. (2017 – present)			Audit (chair) | Human resources

Management proxy circular	21

Skills and experience

Our directors are prominent business and community leaders. They bring a wealth of experience to the board, generate public confidence, know our businesses and are familiar with the markets in which we carry on business. The directors’ backgrounds, skills and experience, taken as a whole, equip the board to carry out its duties and supervise the bank’s business and affairs.

The board maintains a skills matrix to monitor the skills and experience necessary for the oversight of the bank today and in the future.

To serve on our board, directors must have considerable experience in leadership and strategy. In addition, each director has identified five other key areas of experience in consultation with the corporate governance committee. The committee developed the skills matrix below based on this consultation and agreement on each director’s key areas of experience, as well as an annual review (including international benchmarking) of key skills and experience necessary for the oversight of Scotiabank. Our director biographies highlight some of the formative experiences supporting these areas.

Key Areas of Expertise
Leadership Experience in senior leadership roles (management and/or board) in an organization of significant size or complexity.
Strategy Experience in developing, implementing and delivering strategic business objectives in a large organization.
Accounting and Finance Knowledge of and experience in financial accounting and reporting, corporate finance and familiarity with financial internal controls and GAAP/IFRS.
Capital Markets Experience in global financial markets, investment banking and/or mergers and acquisitions.
Environmental and Social Responsibility Experience in corporate responsibility practices and sustainability matters relevant to an organization of significant size and complexity.
Financial Services Experience in the financial services industry and/or financial regulation.
Governance Experience in corporate governance principles and practices in an organization of significant size.
Human Resources and Executive Compensation Experience in people matters including workplace culture, management development, succession planning and compensation.
Public Policy Experience in government and public policy matters.
Retail/Consumer Experience in a consumer-facing industry.
Risk Management Experience in identifying, assessing and managing financial and non-financial risks.
Technology An understanding of digital, data management, technology and/or cyber security issues in large, complex enterprises.

The corporate governance committee also maintains a detailed matrix of each director’s general areas of experience (such as marketing, regulatory and compliance and government), education, language skills and business experience in geographic regions where we do business. It uses these matrices to assess board composition, plan board and chair succession, and assess potential director candidates.

22	Scotiabank

Meeting attendance

This year there was an increase in the number of meetings held by the board and certain committees in order to address the extraordinary events surrounding the COVID-19 pandemic. The board held an unprecedented 15 meetings, of which 8 meetings were regularly scheduled meetings as part of the board’s approved forward-looking schedule of meeting dates (which is typically done four years in advance) and the remaining 7 meetings were special meetings, including one meeting of the independent directors, to address the COVID-19 pandemic and other matters raised during the year. There were also two informal updates via teleconference that the board attended regarding the continuously evolving events of the pandemic. The table below shows the number of board and committee meetings held in fiscal 2020 and the overall meeting attendance of the relevant members for that period. Directors are expected to attend at least 75% of all board and committee meetings for those committees on which they serve.

You can find the details about each director’s meeting attendance in the director profiles beginning on page 14. All of the nominated directors who were members of the board at the time attended the annual meeting in April 2020. Directors also held meetings with regulators, shareholders and shareholder representative groups, which are not shown in the table below.

Directors are expected to keep abreast of industry developments, nationally and internationally, so that they can make a meaningful contribution.

Directors are routinely kept informed between meetings on issues germane to the bank and their responsibilities as directors.

	Scheduled meetings	Special meetings	Total meetings	Attendance
Board	8	7	15	100%
Audit and conduct review	5	0	5	100%
Corporate governance	5	3	8	100%
Human resources	6	2	8	96%
Risk	6	1	7	100%
Total number of meetings	30	13	43	99%

The table below shows the board and committee meeting attendance in fiscal 2020 of directors not standing for re-election. Dr. Macklem resigned following his appointment as Governor of the Bank of Canada this past spring. Dr. Samarasekera is not standing for re-election pursuant to our board term limits and Dr. Dallara has decided not to stand for re-election. Their insights and expertise helped to position Scotiabank for success, and we wish them all the best.

	Meetings	Attendance
Charles Dallara
Board	15 of 15	100%
Audit and conduct review	5 of 5	100%
Risk	7 of 7	100%
Tiff Macklem
Board	8 of 8	100%
Audit and conduct review	2 of 2	100%
Risk	3 of 3	100%
Indira Samarasekera
Board	15 of 15	100%
Corporate Governance	8 of 8	100%
Human resources	7 of 8	88%

Director compensation

Our director compensation program is designed to attract and retain qualified individuals while aligning the interests of our directors and shareholders.

The corporate governance committee annually conducts an extensive review of director compensation against our Canadian bank peer group. The committee also considers trends and compensation structures at several large-capitalization companies in the TSX 60 Index (including BCE, Canadian Tire, CN Rail, Magna, Suncor and TC Energy) and other comparable international financial institutions.

The committee reviews director compensation regularly to make sure our program is appropriate so we can continue to retain and attract qualified professionals to our board and in terms of shareholder value given the risks, responsibilities, time commitment, work load, complexity of issues and decision-making, and the skills required of the board.

Our director fee structure reinforces director engagement, and is predictable, transparent and easy to administer, regardless of the number of meetings held during the year.

Management proxy circular	23

ABOUT THE MEETING

PROGRAM ELEMENTS

The table below shows our fee schedule for fiscal 2020. The Chairman’s retainer is higher and committee chairs receive a chair retainer, to recognize their additional responsibilities in these leadership roles.

Annual board retainers
Chairman ($170,000 must be taken in common shares or DDSUs)	$450,000
All other directors ($145,000 must be taken in common shares or DDSUs)	$225,000
Annual committee chair retainers
audit and conduct review | human resources | risk	$50,000
corporate governance	$35,000
Travel fee
Directors whose principal residence is 300km or more from Toronto or outside of Canada	$10,000

In addition, directors are reimbursed for travel and other expenses they incur when they attend meetings or conduct bank business.

Attendance in person at board and committee meetings has been restricted due to the public health impacts of COVID-19. The board agreed that due to the continuing uncertainty of when in-person meetings could resume, directors who were eligible to receive the travel fee would forfeit their quarterly installment of such travel fee for the fourth quarter of fiscal 2020.

There are no changes to the fee schedule for fiscal 2021. However, the board agreed to a continued forfeiture of travel fees until in-person meetings can resume.

2020 DIRECTOR COMPENSATION TABLE

The table below shows the fees paid to directors in fiscal 2020. As President and CEO of the bank, Mr. Porter does not receive fees for serving as a director.

	Retainers				Total fees earned ($)	Portion of total bank fee director fees received as DDSUs (%)	All other compensation ($)	Total ($)
	Board ($)	Committee chair ($)	Non-executive Chairman ($)	Travel ($)[1]
N. Aufreiter	225,000	35,000	–	–	260,000	100		260,000
G. Babatz[2]	225,000	24,462	–	7,500	256,962	56	175,834	432,796
S. Bonham	225,000	–	–	7,500	232,500	100		232,500
C. Dallara[3]	225,000	–	–	7,500	232,500	62	159,858	392,358
T. Macklem[4]	114,919	25,538	–	–	140,457	100	148,869	289,326
L. Patterson[5]	37,500	–	–	–	37,500	100		37,500
M. Penner	225,000	–	–	7,500	232,500	100		232,500
U. Power	225,000	50,000	–	7,500	282,500	100		282,500
A. Regent	–	–	450,000	–	450,000	100		450,000
I. Samarasekera	225,000	–	–	7,500	232,500	62		232,500
S. Segal[6]	225,000	–	–	7,500	232,500	100	186,501	419,001
S. Thomson	225,000	50,000	–	7,500	282,500	100		282,500
B. Warmbold	225,000	–	–	–	225,000	100		225,000
Total	2,402,419	185,000	450,000	60,000	3,097,419	100	671,062	3,768,481

1.

Given that travel restrictions and public health advisories related to the current COVID-19 pandemic continue to impact the ability to conduct board meetings in person, directors who are otherwise eligible to receive travel fees forfeited the quarterly installment of the fee beginning in Q4 fiscal 2020 and will continue to do so until such time that they are able to resume in-person attendance of meetings.

2.

Mr. Babatz was appointed chair of the risk committee on May 5, 2020 and received pro-rated fees. He earned 2,800,000 Mexican pesos in fiscal 2020 for serving as Chairman of Grupo Financiero Scotiabank Inverlat, S.A. de C.V. and five of its subsidiaries (C$175,834 based on the October 31, 2020 exchange rate of 0.06279787).

3.	Dr. Dallara earned US$120,000 in fiscal 2020 for serving as a director of Scotia
Holdings (U.S.) Inc. (C$159,858 based on the October 31, 2020 exchange rate of $1.33214999).
4.

Dr. Macklem resigned from the board on May 4, 2020 and received pro-rated fees. He earned US$108,111 in fiscal 2020 for serving as a director of Scotia Holdings (U.S.) Inc. and as chair of its risk committee (C$148,869 based on the May 30, 2020 exchange rate of $1.3770).

5.	Ms. Patterson was appointed to the board on September 1, 2020 and received pro-rated fees.
6.	Ms. Segal earned US$140,000 in fiscal 2020 for serving as Chairman of Scotia Holdings (U.S.) Inc. (C$186,501 based on the October 31, 2020 exchange rate of $1.33214999).

24	Scotiabank

ABOUT THE MEETING

Director equity ownership

We believe it is important for our directors to have a significant stake in the bank and to align their interests with those of other shareholders. Equity ownership is looked at on a regular basis.

Our director equity ownership requirements are made up of three parts:

We have robust equity holding requirements.

All directors exceed the requirement to hold at least 1,000 common shares in the bank.

All directors exceed our equity holding requirements except Ms. Warmbold and Ms. Patterson who joined in October 2018 and September 2020, respectively, and therefore, have five years from the date of their appointments to meet or exceed the requirements.

As President and CEO, Mr. Porter has an equity ownership requirement of 8x his base salary and he exceeds this requirement, holding 17x his base salary.

Requirement	Directors	Chairman
Required holdings in common shares and/or DDSUs to be met within five years of joining board and maintained while serving on board	$725,000 (5x equity portion of annual retainer)	$850,000 (5x equity portion of annual retainer)
Common share holding requirement to be met within six months of joining board	1,000
Portion of annual board retainer paid in either DDSUs or bank common shares (by participating in the directors’ share purchase plan), even after equity ownership requirements have been met	$145,000	$170,000

All of the directors currently receive the equity portion of their retainer in DDSUs, which are only redeemable after they leave the board. Directors do not participate in the bank’s pension plans or any other compensation plans. We do not grant stock options to directors.

Director prohibitions against monetizing or hedging

Directors are not allowed to monetize or hedge their economic interest in Scotiabank securities. DDSUs are not transferable, and the use of short sales, calls or puts on the bank’s securities is prohibited under the Bank Act.

About DDSUs

DDSUs are notional units that have the same value as our common shares, and therefore have the same upside and downside risk.

Directors can redeem their DDSUs for cash only after they leave the board. Their redemption value is equal to the market value of our common shares at the time of redemption.

DDSUs earn dividend equivalents at the same rate as dividends are paid on our common shares, but do not give the holder voting or other shareholder rights.

Management proxy circular	25

Stakeholder engagement

We are committed to having constructive and open dialogue and engaging with our shareholders and with investor groups throughout the year on a variety of issues, including the bank’s financial performance and business strategy, our approach to, and policies on, corporate governance, and our statements and strategies related to environmental and social impacts.

Our engagement approach is based on our continuous improvement philosophy and on listening to our stakeholders. Regular, ongoing engagement is a constructive way for shareholders to increase their knowledge about Scotiabank and for us to hear their views on our practices, strategy and disclosure so that there is a shared understanding on how we are creating long-term, sustainable value for shareholders. We consider all feedback and over the years, have enhanced our practices and disclosure on a number of topics following engagement sessions with investors.

Board of Directors

The Chairman and other independent directors meet with our many stakeholders, including institutional and retail shareholders, investor groups such as the CCGG, regulators, customers, employees, rating agencies and the broader community. Shareholders can engage with the Chairman or any of our independent directors by writing to the Corporate Secretary or the Chairman. Please see the back cover for contact details.

Management

The President and CEO, the Chief Financial Officer, the Chief Risk Officer, the Senior Vice-President, Investor Relations and other officers meet regularly with investment analysts and institutional investors, in Canada and internationally, through a variety of forums including direct meetings, virtual meetings and conferences. Questions from the media related to financial matters are referred to Investor Relations while other enquiries from the media and general public are usually referred to our Global Communications department. Customer complaints are handled by individual branches and the Office of the President. Please see the back cover for contact details.

Investor Relations

We hold quarterly conference calls with analysts and investors after we release our financial results. Anyone can attend these presentations by telephone or over the internet. These discussions are recorded and are available on our website for three months following the call. We also live webcast our annual meeting and archive it on our website until the next meeting.

Shareholders can also access comprehensive information on the bank, including on dividends, through our Investor Relations webpage.

This past year, we held over 500 engagements with retail and institutional shareholders, investor groups, regulators and proxy advisory firms in Canada and around the world.

Some of the feedback we heard:

•

Shareholders support our response to the COVID-19 pandemic, including customer assistance programs, maintaining the availability of our branch networks, ensuring the safety of our employees and customers, and supporting our local communities

•

Shareholders support our strategy of focusing our geographic footprint in core markets in the Americas where we can achieve the scale required to provide consistent, profitable growth over the long-term

•	Shareholders support our decision to establish Global Wealth Management as a business line of the bank and to report its financial results on a stand-alone basis

•	Investors support our commitment to continually refine and improve our financial disclosure to ensure greater transparency and foster improved understanding of the bank and its results

•

Investors support our sustainable business strategy, and how we approach environmental, social and governance (ESG) issues. Several investors noted our market-leading practices, including our Task Force on Climate-related Financial Disclosures (TCFD) climate-change reporting which began in our 2018 financial statements, our climate commitments, our approach to diversity and skill set on the board, our use of the median family income when determining executive compensation and our director equity holding requirements which include outright holding of a significant amount of shares

•

Shareholders appreciate having broad access to internal subject matter experts on corporate governance, risk management, technology, operations, and environmental, social and human capital management matters

•	Shareholders support our approach to board composition and refreshment, including our skills matrix, term limits and comprehensive board assessment process

•	Stakeholders are interested in the culture of the board and how directors oversee management’s execution of our strategy in line with our culture, including our risk culture.

26	Scotiabank

ABOUT THE MEETING

SHAREHOLDER PROPOSALS

We value all engagement and stakeholder feedback and believe the most productive dialogue comes from our commitment to year-round dialogue and engagement. Some shareholders engage with us only through the shareholder proposal process, and we recognize the importance of this dialogue. We always hope that following their engagement with us, they will be more inclined to contact us throughout the year on their areas of interest. We held several discussions with the shareholders who have submitted proposals to understand their points of view and to share how we are addressing the issues they have raised. For the most part, our discussions with these shareholders resulted in constructive dialogue and an agreement to withdraw the proposals with a commitment from the bank to continue the engagement throughout the year given the multi-faceted issues raised by the proposals. Our responses to the proposals are informed by what we are hearing as part of our year-long stakeholder engagement, and what we consider to be in the best interests of the bank for the long term. Our responses are also informed by the manner in which each proposal is framed and whether such formulation poses legal or other challenges for implementation. We note that all of the proposals submitted by Mouvement d’education et de defense des actionnaires (MÉDAC), including the three that are going to a vote this year, were never raised with us as part of our year-long engagement program and only raised with us as part of the shareholder proposal process leading up to the 2021 annual meeting.

Proposals No. 1, 2 and 3 were submitted by MÉDAC, 82 Sherbrooke Street West, Montreal, Quebec, H2X 1X3. The proposals were submitted in French and translated into English by Scotiabank. The proposals and supporting statements have been printed as submitted. MÉDAC held 37 shares on the date they submitted their proposal. They propose to raise these matters for consideration at the meeting.

The board unanimously recommends you vote against each proposal. Unless otherwise instructed, the persons designated in the form of proxy intend to vote against each of these proposals.

PROPOSAL NO. 1

Circular Economy

It is proposed that the Bank produce a report on the loans it has made in recent years to support the circular economy.

Supporting Statement

According to the Institut de l’environnement, du développement durable et de l’économie circulaire du Québec (Institute for the Environment, Sustainable Development and Circular Economy), the circular economy is “A system of production, exchange and consumption aimed at optimizing the use of resources at all stages of the life cycle of a good or service, using circular logic, while reducing our environmental footprint and contributing to the well-being of individuals and communities [translation]1.”

Circular business models allow for the rethinking of systems and processes at the design stage to identify opportunities to recycle, repair, reuse, reconvert or refurbish products and materials to reduce waste and greenhouse gas emissions. Across the country, as stated in a government publication, many innovators and industries are seeing the benefits of using circular models to save money or open up new market opportunities — be it turning pulp and paper mill waste into renewable bioproducts or launching product buy-back programs that improve customer interaction and make it possible to reclaim usable materials such as metals and alloys. These innovative solutions pave the way for a more circular economy that benefits the environment while creating wealth and opportunity in industries.

The development of this new way of doing business cannot be achieved without the financing of Canadian banks. The purpose of this proposal is to make shareholders aware of the Bank’s support for this new economy in recent years.

The bank’s position

We understand that supporting the circular economy is one approach that can help our society move towards a more sustainable and low carbon future. For that reason, we lend to, and invest in, a variety of entities that are actively contributing to a more circular economy across our business lines. However, we generally do not track our lending and financing according to specific outcomes, including which activities contribute to the circular economy and, as a result, we are unable to accurately report and quantify the loans that contribute to the circular economy as the shareholder has requested. For a discussion of other ways we are committed to help our society move towards a more sustainable and low carbon future please see page 51.

The shareholder provided a number of reference materials related to their proposal subsequent to the submission of this proposal leaving little time to properly review and address the many issues raised within the materials by the bank. Further, our request for specific information regarding the shareholder’s expectations in respect to our response to the proposal went unanswered. The shareholder was unable to offer further clarification or guidance on this proposal and their desired outcomes and, instead, continued to offer the bank the same reference materials to review without providing additional and necessary context or insight.

[1]	http://instituteddec.org/themes/economie-circulaire/

Management proxy circular	27

In addition, the shareholder acknowledged that widespread understanding and adoption of the principles of the circular economy has not been achieved and quantitative financial indicators for the measurement of circular economy principles do not currently exist. In response to this reality, the complexity of the issue and the limited time with which to address the proposal, we offered to commit to continued engagement throughout the year to discuss how to address the shareholder’s questions and concerns in respect of this proposal. Our goal is to come to a mutual understanding on the quantitative financial indicators to use and how best to move forward in a manner that would satisfy all stakeholders. The shareholder declined. We welcome constructive dialogue with the shareholder on this proposal when they are ready to commit to a path forward in respect of this subject matter.

Scotiabank is committed to continually enhancing the scope of our reporting in climate-related areas as global reporting initiatives and expectations become further consolidated and standardized. We are concerned that this proposal is not sufficiently detailed as to what it seeks to assess and what quantitative financial indicators should be used, or how stakeholders could use that information for their own analysis and for comparative purposes with other institutions. We believe that continued engagement on this subject matter is a more appropriate and constructive course of action. We are also of the view that this proposal is not formulated in a manner that is appropriate for a vote at this time, as we feel it is premature and unclear as to the requested course of action and how that would be instituted. Accordingly, the board recommends voting against this proposal.

PROPOSAL NO. 2

Disclosure of Equity Ratio

It is proposed that the Bank disclose the compensation ratio (equity ratio) used by the Compensation Committee as part of its compensation setting process.

Supporting Statement

In May 2019, the PACTE Act (France), under which “the ratio of each officer’s compensation to the average and median compensation of full-time employees”1) must be disclosed, came into force. The adoption of this Act echoes the Dodd-Frank Act whose regulations were adopted in 2018.

In this era of corporate social responsibility, we believe that the disclosure of such ratio is a matter of sound governance and transparency. It makes the compensation structure of public companies more transparent and contributes to increased accountability with respect to corporate payroll practices.

Last year, this proposal received the support of 7% of shareholders.

Since it is likely that your Compensation Committee uses, among other things, the equity ratio to establish the compensation of the chief executive officer and his senior executives, we ask that the Board of Directors agree to disclose such information in the next management proxy circular.

Similarly to the information used to determine whether the compensation of the chief executive officer and his key colleagues is aligned with our financial interests, this initiative promoting transparency of the equity ratio would allow shareholders and stakeholders to assess whether the employees’ compensation moves in the same direction as that of senior officers, on the understanding that non executive employees also contribute to the organization’s performance. It would also allow them to determine whether the compensation paid to their most senior officer is socially acceptable and does not negatively impact his reputation.

The bank’s position

The board does not view the CEO pay ratio, as proposed, as a relevant metric for evaluating the compensation of senior executives and as such, does not use it in its compensation-setting process. The board does not support disclosure of this ratio.

Scotiabank is a leading bank in the Americas. We have a team of over 92,000 employees globally across our footprint in a variety of roles. We are dedicated to helping customers and employees build a better future for themselves, while serving the long-term interests of shareholders. Part of this is a commitment to equitable and competitive compensation for employees. We regularly benchmark in the markets in which we operate to help create a strong workplace culture and high employee engagement where employees know they are being paid fairly and competitively based on their skills, responsibility, performance and the work they do and are provided with opportunities to realize their full potential.

[1]	https://www.legifrance.gouv.fr/affichTexte.do?cidTexte=JORFTEXT000038496102&categorieLien=id

28	Scotiabank

ABOUT THE MEETING

The board oversees our equitable compensation program throughout the bank through a rigorous compensation decision-making process that we have described in the Executive Compensation section of this circular. This highly nuanced process demonstrates our approach to compensation, including how we align risk with reward and how we align the interests of management with those of shareholders.

Highlights of this process include:

•	Compensation plan and design are based on market best practices, employee performance and the bank’s overall performance

•

We calculate the business performance factor bank-wide based on four core metrics as outlined in the Executive Compensation section of this circular. This year, a higher business performance factor for executives was applied versus the previous year, as measured against these four core metrics. The decision-making process on the business performance factor, how the four core metrics are measured, the rationale for the application of discretion and the overall analysis on these matters are set out in detail in the Executive Compensation section of this circular

•

To determine compensation for the President and CEO, a variety of data points are reviewed, including individual and corporate performance, risk appetite, horizontal benchmarking to peers, vertical comparisons to the median Canadian family income, awarded and realizable/realized CEO compensation over the last five years compared to the value shareholders received, and the cost of management relative to net income over the past five years. This helps all shareholders (including our employee base of shareholders) see how executive compensation compares to how their shareholdings have performed

•	After a lengthy review process, compensation is awarded through several components, including variable compensation which may only be realized in the medium and long term, subject to bank performance.

Furthermore, we operate in numerous countries and geographies and offer different ranges of financial services in each market. Calculating “median employee pay” for the proposed ratio in a way that is representative and comparable is incredibly difficult given the different employment markets we operate in as well as currency fluctuations. On the flipside, we provide meaningful metrics as part of our compensation discussion and analysis, including a comparison to shareholder returns over time and the cost of management relative to net income. These help all shareholders judge whether their returns are moving in line with those of management.

The board does not support disclosure of the proposed CEO pay ratio because it is not considered a meaningful data point and is not one used by the human resources committee in determining CEO compensation. Further, feedback from other stakeholders indicates our review of a variety of data points, as part of a robust process that incorporates relevant factors, is a more rigorous way to determine and view the bank’s approach to compensation. We are confident that the compensation decisions made reflect the bank’s overall equitable approach to fostering a performance-driven workplace culture where all employees can realize their full potential. As such, the board views the proposal as unnecessary and recommends voting against it.

PROPOSAL NO. 3

Diversity Target

It is proposed that the Bank set a target of more than 40% of the Board members for the next five years.

Supporting Statement

At the last annual meeting, this proposal received the support of 7.4% of shareholders who exercised their vote. Presently, the Bank has set itself a target of 30% for the representation of both genders while for the past two years, it has been approximately 40%. This proposal is all the more important because the two directors whose term of office is expiring within the next two years are women.

Since banks often serve as models of good corporate governance for small and medium-sized businesses, failure to update their targets may suggest that the existing targets are still the objective to be achieved. However, it is recognized that there are more qualified women than positions to be filled and that different stereotypes and biases have prevented women from accessing such functions. In this context, it is therefore proposed that the Bank amend its diversity policy in order to increase to 40% the minimum representation of both genders on its board of directors.

The bank’s position

Scotiabank is committed to board diversity and has taken great strides to steadily increase the diversity of our board and broader organization. Scotiabank has consistently had over 20% female board members since 2004. Since 2012, we have had over 25% and since 2017, over 30% women on our board. This year, 42% of our nominated directors are female. We are grounded in the

Management proxy circular	29

belief that the best boards include a diverse mix of experience, expertise, gender, age, ethnicity, geographic background and personal characteristics. The board views the proposal as unnecessarily narrow in scope, as well as restrictive, and therefore, recommends voting against the proposal.

The corporate governance committee regularly reviews board succession with a view to the board and committees having the right skills, qualifications and perspectives. As detailed in our written board diversity policy, which was first adopted in 2013 along with our gender diversity goal, we define diversity broadly across a range of characteristics. This year, we updated the board diversity policy to include additional diversity criteria, including sexual orientation and members of visible minorities, Aboriginal peoples, and persons with disabilities — important considerations for diversity the proposal does not touch upon.

The corporate governance committee considers the effectiveness of the diversity policy on an ongoing basis as part of its ongoing assessment of potential director candidates, and more formally on an annual basis as part of its review of our corporate governance policies. The effectiveness of this policy is also considered as part of our annual board assessment process.

When considering potential candidates, the board primarily considers skills and experience. However, diverse candidates are considered for each board seat. Having a hard target of 40% constrains the board in its selection of candidates as there is no flexibility afforded should the board want to fall under this ratio for a limited time, and may result in not being able to equip the board with the relevant skills it needs as a result of a candidate being disqualified on the basis of gender. Rather, the board feels that its current selection process, which you can read about in “Nominating Directors” in this circular, maximizes the board’s ability to attract and retain the best candidates in a dynamic business environment.

Scotiabank supports diversity beyond its board table and is a proud sponsor of several initiatives including Women in Capital Markets, the Catalyst Accord, the 30% Club of Canada and organizations increasing the representation of women in the technology industry. Among our employee base, we are actively working towards a global goal of women leaders making up at least 40% of our global VP+ population by 2025 to build the pipeline of executive-ready women.

In looking at diversity and fostering broader pipelines of women for boards, the bank has also launched programs that support our clients and business communities. In December 2018, the bank launched The Scotiabank Women Initiative™ — a comprehensive program that supports women-led and women-owned businesses across Canada through a commitment of $3 billion in capital to women-led enterprises as well as mentorship and education. Building on the success of The Scotiabank Women Initiative, our Global Banking and Markets team expanded the program in 2019, tailoring it for clients’ needs and offering exclusive access to innovation, education and advisory solutions to help propel their careers to the next level. We worked with clients to design a program tailored for women — from emerging leaders to senior executives — to help them pursue their highest professional ambitions and elevate their businesses. This year, the program expanded into Scotia Wealth Management. As part of this program, we launched a bespoke Good Corporate Governance program — the only program of its type in Canada — to help women employed by our clients become board-ready, and to be part of that important pipeline of candidates for board seats at companies across Canada who need good talent.

In our own footprint, we have strong gender diversity at many of our large subsidiary boards with close to 20% female representation in Chile and Mexico; close to or over 40% in Colombia, Peru and the US; 33% in Ireland and Trinidad and Tobago; 45% in Jamaica; and 38% in the United Kingdom. Among our Canadian subsidiaries, women’s representation is 50% on the Scotia Capital board and 67% among Tangerine Bank directors, which was also the first major Canadian financial institution to have a female President and CEO.

We are of the view that all of these initiatives are more meaningful at driving real change than a rigid number for one select group at solely the parent board of directors. As such, the board recommends voting against the proposal.

Discussion on withdrawn proposals

Vancity Investments Management Ltd. (Vancity), Suite 700-815 West Hastings Street, Vancouver, British Columbia, V6C 1B4, submitted two proposals, one which addressed the financing of Arctic oil and gas exploration and the other pertained to the potential for racial basis in retail polices and practices. Following productive discussions, Vancity agreed to withdraw both proposals in light of Scotiabank’s policy on financing in the Arctic, as well as the work we are doing in the area of diversity and inclusion and inequity. We committed to further engagement with Vancity on these important issues and our initiatives in respect of these matters.

SumOfUs, an advocacy organization and online community that is registered in the District of Columbia, U.S., submitted the following proposal, as a joint proposal on behalf of Ellen Frei, Mary Neumann, Paul Sharkey and Hermann Thoene, each of whom is a shareholder of the bank. Following engagement and constructive dialogue with the bank, SumOfUs agreed to withdraw the proposal but asked that the proposal, supporting statements and the bank’s response be included in the circular but not voted on.

30	Scotiabank

ABOUT THE MEETING

Shareholder Proposal: Targets for Reducing Greenhouse Gas Emissions

Resolved: Shareholders request that The Bank of Nova Scotia (“Scotiabank” or the “Company”) adopt company-wide, quantitative, time-bound targets for reducing greenhouse gas (GHG) emissions associated with the Company’s underwriting and lending activities and issue an annual report, at reasonable cost and omitting proprietary information, discussing its plans and progress towards achieving these targets.

Supporting Statement:

Scotiabank’s 2019 annual report recognizes climate change as a critical risk to the bank: “Climate change has the potential to impact the Bank’s retail and business banking profitability through credit losses. Severe weather can damage Bank properties and disrupt operations. Emerging policy/regulatory actions on climate can elevate the Bank’s reputational, legal and regulatory compliance risks.”

Scotiabank has responded by announcing a financing target of C$100 billion in low-carbon initiatives by 2025 and has taken steps to reduce emissions from its operations. Yet these steps do not address the much greater risks arising from exposure to high carbon projects in its lending portfolio and underwriting.

In a recent report that ranked banks on their exposure to carbon intensive industries, Scotiabank ranked 10th globally and third in Canada, just behind TD Bank. Scotiabank ranked 8th globally and third in Canada among companies financing the top 100 companies expanding fossil fuels.

The Intergovernmental Panel on Climate Change recently underscored the harm of climate change, announcing that “rapid, far-reaching” changes are necessary to avoid disastrous levels of global warming; net emissions of carbon dioxide must fall 45 percent by 2030, reaching “net zero” by 2050.

Recently a U.S. government entity, the Commodity Futures Trading Commission, issued a report that concludes: “U.S. financial regulators must recognize that climate change poses serious emerging risks to the U.S. financial system, and they should move urgently and decisively to measure, understand, and address these risks.”1

The bank’s exposure to high carbon industries and projects, including oil sands development, put it on a collision course with the coming transition to a low carbon economy called for in the Paris Agreement.

Shareholders need transparency from the bank on the carbon footprint of its portfolio. The industry-led Partnership for Carbon Accounting Financials (PCAF), has issued the Global Carbon Accounting Standard2, which measures the carbon emissions arising from loans and underwriting, including Scope 3. PCAF reports that 78 financial institutions with $13.8 trillion USD in financial assets have committed to disclosing the GHG emissions associated with their portfolios.3 Reporting against this standard would enable the Company to establish targets aligned with science, such as those described by the Science Based Targets Initiative.

US Peers, including Bank of America, Morgan Stanley, and Citibank, are already taking action, and in Canada, TD Bank recently committed to net zero emissions by 2050 in line with the Paris Agreement.

Proponents believe establishing time-bound, science-based, quantitative targets for reducing GHG emissions, including scope 3, associated with the bank’s lending and underwriting activities would serve to align new and existing initiatives, mitigate risk, and enhance shareholder value.

The bank’s position

Scotiabank agrees on the importance of this proposal and commits to establishing bank-wide, quantitative, time-bound targets for reducing GHG emissions associated with our underwriting and lending activities. Such plans would include a quantitative analysis of the GHG intensity of the bank’s loan book and underwriting activities to establish a baseline, research on pathways to net zero for a bank, development of options for quantitative targets for reducing GHG emissions and creation of a report outlining GHG emission reduction plans, targets and timelines. Once such targets are established, the bank will report annually on plans and progress towards achieving these targets.

Six additional proposals were submitted by MÉDAC. Following discussions with the bank, MÉDAC agreed to withdraw the proposals, but asked that the proposals, supporting statements and the bank’s response to these proposals be included in the circular but not voted on.

[1]	https://www.cftc.gov/PressRoom/PressReleases/8234-20
[2]	https://carbonaccountingfinancials.com/
[3]	https://carbonaccountingfinancials.com/financial-institutions-taking-action

Management proxy circular	31

Shareholder Proposal: Purpose and Commitment

It is proposed that the Board of Directors and management precisely define the purpose of The Bank of Nova Scotia as an organization and that a committee of the Board be tasked with monitoring the implementation of policies, undertakings and initiatives implemented to give effect to this new strategic direction, particularly in terms of health, the environment, human resources and stakeholder relations.

Supporting Statement

In August 2019, the Business Roundtable, an association whose membership is comprised of the executives of major American corporations, published a statement to the effect that the purpose of a company cannot be limited solely to the pursuit of profit; it must consider all the stakeholders that may be affected by its business activities: customers, employees, suppliers, communities and shareholders. Without social utility, a company loses its reason to exist.

The purpose of a company refers to the role it intends to play in society beyond mere economic activity. According to Jean-Dominique Senard, CEO of Renault, “Purpose makes it possible to connect the past with the present. It is a company’s DNA. It has no economic significance, but rather is a matter of vision and meaning [translation]1.” Essentially, it is “the contribution a company wishes to make to the main social, societal, environmental and economic issues in its field of activity by involving its key stakeholders.”

Although many companies have taken a number of positive steps in this direction over the years, a reading of the various institutional reports does not reveal a purpose that would meet the definition referred to above. Furthermore, there is no committee of the Board with a mandate to coordinate all actions bringing about the chosen purpose. More specifically, such a committee would have to:

•	prepare and inform the work of the Board as regards the implementation of policies, undertakings and initiatives implemented by The Bank of Nova Scotia;

•	as part of its strategic direction, particularly in terms of health, the environment and human resources; [sic]

•	engage with the various stakeholders about the progress made towards such goals and report on its meetings to the Board;

•	review the extra-financial accountability and control systems as well as the main results of the extra-financial information published by The Bank of Nova Scotia; and

•	inform the shareholders on the various issues raised by its work.

For such a vision of purpose to become concrete reality and not remain a mere marketing slogan, it is important for it to be reflected tangibly in an institution’s governance practices.

In conclusion, it should be recalled that, for an increasing number of investors, organizations without social utility lose their reason to exist.

The bank’s position

Scotiabank agrees that a corporation’s purpose must consider its many stakeholders, and, for that reason, we unveiled our core purpose, for every future, in 2019 following an extensive process. The responsibility for the oversight of our core purpose rests with the board itself. The corporate governance committee also has responsibility for the bank’s core purpose as set out in our corporate governance committee report on page 63. We will be updating our corporate governance committee charter to reflect this responsibility.

As laid out in the CEO letter in the 2019 annual report, we undertook an effort to restate our purpose that year. Our core purpose considers our many stakeholders including employees, customers, communities, and shareholders. From helping customers prepare for the future to supporting communities, to facilitating an inclusive environment for employees and contributing to the economy for the long run, for every future captures why the bank does what it does, and the impact it can make in the world. We are focused on building trust and opportunity for our clients, customers, employees and shareholders through our many environmental, social and governance initiatives.

For every future is not merely a marketing slogan — it guides all that we do and acknowledges the impossibility of ignoring the higher purpose of what Scotiabank does. Scotiabank reports how it delivers upon for every future in our many reports, including the annual report, management proxy circular, and ESG report.

[1]

Jean-Dominique Senard: “Le sens et le pourquoi nourrissent la motivation,” Les Échos, June 8, 2018 https://business.lesechos.fr/directions-generales/innovation/innovation-sociale/0301754783119-jeandominique-senard-president-de-michelin-le-sens-et-le-pourquoi-nourrissent-la-motivation-321483.php

32	Scotiabank

ABOUT THE MEETING

Shareholder Proposal: Virtual Meetings and Shareholder Rights

It is proposed that the Board of Directors adopt a policy setting out the rules for holding virtual annual meetings.

Supporting Statement

Over the past year, banks and several other organizations have, because of the pandemic, made use of new teleconferencing technologies to hold their annual general meetings. While cognizant that organizations were often using these new technologies for the first time, MÉDAC, like other individuals or organizations submitting shareholder proposals or wishing to make comments or suggestions at these virtual meetings, unfortunately experienced problems that limited the extent of their participation. More specifically, our view of 2020 virtual annual meetings was as follows: “We unfortunately did not have the right to speak at these meetings. In fact, it was impossible for shareholders to take the microphone during these virtual meetings. The only ones who spoke at these meetings were [corporate] representatives, i.e. the chair (of the Board, therefore of the meeting), the CEOs, etc. [translation]1.” For small shareholders, this reduced presence at annual meetings can have an impact on the success of their proposals in the long term, as they cannot defend them in person and thus build additional support in the event that their proposals are submitted in the future.

These issues create a concern for shareholder participation as shareholders do resort to submitting shareholder proposals to be included in Management Proxy Circulars and presented at annual meetings where there is a failure to exchange views with the issuer or for any other reason.

The experience of the last twenty years in shareholder participation and shareholder proposals has shown the added value thereof in matters of governance, such as the separation of the duties of the president and CEO from those of the chairman of the Board, the advisory vote on executive compensation, the disclosure of the compensation of auditors and of compensation consultants, the presence of women on boards of directors and in senior management positions, access to proxies for the nomination of directors, etc.

We recommend that the Board of Directors adopt a policy setting down the rules for shareholder participation at virtual annual meetings:

•	oral presentation of shareholder proposals by the individuals or organizations submitting them for a period at least equal to the time required to read them;

•	electronic viewing of both the shareholders during their presentation and the senior management;

•	the opportunity to ask questions following management’s presentations;

•	real-time interaction between shareholders and the chair of the meeting; and

•	where questions raised by shareholders cannot be addressed during the annual meeting, the posting of management’s responses on the company website and on SEDAR within ten days of the meeting.

The bank’s position

Scotiabank looks forward to returning to in-person meetings once health and safety recommendations allow and is committed to hosting our annual meeting in a manner that promotes shareholder participation until such time. Virtual-only annual meetings are a temporary measure while the pandemic makes in-person meetings impossible and we are committed to replicating the in-person meeting experience to the greatest extent possible.

Scotiabank successfully delivered its first virtual annual meeting in 2020 to comply with health guidance and government directives related to the emerging COVID-19 pandemic. Canadian financial institutions including Scotiabank were presented with a very short timeframe to pivot from already-planned in-person meetings to virtual events and ensured stakeholders such as MÉDAC were kept informed as plans were made.

Now equipped with the experience of previously conducting a virtual meeting and the knowledge that an in-person meeting will again be impracticable, Scotiabank has committed to further enhancing the delivery of the virtual annual meeting for 2021 and better replicating the in-person meeting experience. We have partnered with a global leader in facilitating virtual annual meetings ahead of the 2021 meeting to offer an enhanced virtual meeting with increased functionality for shareholders. This year, shareholders will be able to watch the meeting via a live video webcast, vote on the business of the meeting in real-time and submit questions through an automated procedure. A conference call channel that allows for the submission of questions will also be available and shareholders may further submit written questions in advance of the meeting. Questions that we are not able to answer during the webcast will be posted on the bank’s website along with their answers following the meeting. Further, individuals and groups who have submitted shareholder proposals to be voted on at the meeting will be offered the opportunity to address the meeting orally via a dedicated phone link in respect of the proposal for a reasonable period of time. The section “How to attend the meeting” contains detailed instructions on attending, voting and submitting questions at the meeting and will clearly address all of these methods for participation.

[1]	https://medac.qc.ca/1798

Management proxy circular	33

Shareholder Proposal: Dedicated Human Resources Committee

It is proposed that the Board of Directors revise the mandate of its compensation or human resources committee in order to include specific responsibilities regarding the health, safety and well-being of all employees.

Supporting Statement

Since the beginning of the COVID-19 crisis, the health, safety and well-being of employees have become an increasingly important concern for the senior executives of our organizations. Among those concerns is the matter of developing employee talent to meet the challenges of new technologies.

The mandate and responsibilities of the compensation or human resources committees should be adjusted to reassure shareholders and other stakeholders that all strategies and policies are in place to address such concerns. Currently, much of the work of such committees is focused on managing executive performance and compensation.

The purpose of this proposal is to request the Board of Directors to review the mandate of the human resources committee or create a specific committee to assist it in carrying out its duties in the establishment of the vision and monitoring of issues of employee health, safety and well-being, particularly as it relates to its strategies, policies, systems and practices in this matter and the management of related risks. For example, this committee could be called upon to deal with the following topics: training and talent development, diversity, labour relations, compensation equity, organizational culture, physical layout of the workplace, the physical and mental health impact of telecommuting on employees, and employee commitment and satisfaction. Such strategic aspects of human resource management should be disclosed in the Management Proxy Circular. This proposal is based on the standards and indicators of the Sustainability Accounting Standards Board (SASB), which are often cited as a roadmap in the standardization of human resource management information.

The health and well-being of employees are not only complementary but essential to the strategy of an organization. It is with this in mind that we are submitting this proposal.

The bank’s position

Scotiabank is committed to the wellbeing of our employees. Throughout the COVID-19 pandemic, the bank proactively and rapidly deployed extensive measures across our footprint to help employees manage during these difficult times as we believe the best investments we can make are in our people.

We agree on the importance of the right governance structures being in place to address employee health and safety and this past year has demonstrated how critical these structures are to ensure that initiatives to support our employees can be operationalized in a timely manner. Scotiabank already has the appropriate governance structures in place to address employee health and safety at the bank, and we will be updating our human resources committee charter to explicitly provide that the committee has oversight of the health and wellbeing of employees.

Shareholder Proposal: COVID-19 — Equitable Sharing of the Recovery Burden

It is proposed that the Board of Directors disclose the actions taken by the organization to ensure that both the company’s senior management and other employees share equitably in the economic recovery effort following the pandemic.

Supporting Statement

The 2008 economic crisis left a bitter taste in the mouths of many shareholders. While their stock portfolio experienced a sharp drop, the compensation of the most senior executives and directors continued to increase in a manner considered by many to be excessive and unrelated to the company’s performance. This situation paved the way for the introduction of the non-binding advisory vote on executive compensation and tarnished the reputation of many organizations.

The current pandemic and economic crisis have forced many companies to make difficult choices, forcing both temporary and permanent layoffs. As regards senior executives and board members, little information has been disclosed on the actions taken to reduce their numbers or compensation.

The purpose of this proposal is to request the Board of Directors to disclose the following information in the next Management Proxy Circular:

•	the percentage and number of permanent and temporary layoffs as a result of the pandemic, including both senior management and other employees;

•	the percentage of reduction in compensation for each of these two categories of employees;

•

the discretion retained by the compensation committee or the Board of Directors to grant raises to senior management notwithstanding that several performance targets will not be met because of the economic crisis and the pandemic;

•	the adjustments made to the compensation policy for the coming years to take into account the reduction in compensation some employees may have incurred; and

34	Scotiabank

ABOUT THE MEETING

•	any other adjustments made to the policy for granting shares or stock options to indemnify senior executives for compensation losses incurred in 2020.

The bank’s position

Scotiabank agrees on the importance of the information requested in this proposal and has disclosed details on the board’s decision-making process in relation to executive compensation in this circular, which includes the requested information from the proposal.

With respect to the requested information about layoffs as a result of the pandemic for disclosure in this circular, as reported in the Globe and Mail on March 31, 2020, the President and CEO was quoted as saying that no layoffs in Canada will be necessary as a result of the pandemic. As such, the requested information on layoffs is not applicable to Scotiabank for this year.

The additional information requests are addressed in the Executive Compensation section similar to past years. Specifically, we have disclosed the following:

•

details relating to the individual compensation decisions, the rationale for each of the named executive officers (NEOs), and a narrative regarding the aggregate year-over-year total direct compensation for the NEO population (as set out in the NEOs’ profiles starting on page 95 and the Message from the chair of the human resources committee on page 67).

•

decisions made relating to compensation for our NEOs, including any discretionary actions taken by the human resources committee (as set out in the NEOs’ profiles starting on page 95 and the Message from the chair of the human resources committee on page 67)

•

any adjustments made to our compensation policy for the coming years, although the proposed changes to our compensation policy are not as a result of the pandemic but as part of the customary annual review of our policy (as set out under the section entitled “We are committed to best practices”)

•

that there are no changes made, or required, to our policy for granting performance share units (PSUs) or options to indemnify senior executives for compensation losses, as this is not a practice that we currently have.

Shareholder Proposal: Global Warming

It is proposed that the Bank produce a report on loans it has made in support of projects with polluting consequences leading to a significant rise in global temperatures.

Supporting Statement

The Paris Agreement aims to limit the global temperature rise to 2°C and, if possible, to 1.5°C. According to Mark Carney, the former governor of the Bank of Canada and the Bank of England and now UN Special Envoy on Climate Action and Finance, funds provided by banks and investment firms to support several large polluting projects will lead to a 4°C rise, while the Paris Agreement aims to limit the global temperature rise to 2°C or even 1.5°C.

Mr. Carney added that the goals of the Agreement are clear, but the organizations’ policies are incoherent. At a time when the 20 largest energy companies in the world are responsible for a third of all carbon emissions on Earth, the time has come, in the opinion of the Governor of the Bank of England, to curb the appetite of the financial system, which does not seem to care about the climate emergency.

The aim of this proposal is to ask the Bank to publish information on the amounts advanced for projects with significant repercussions on global temperatures.

The bank’s position

Scotiabank recognizes that climate change poses a significant risk to the global economy and to society as a whole. As a leading financial institution in the Americas, we can play a fundamental role in addressing climate change through our core business activities. By financing sustainable solutions that support the transition to a low-carbon economy, setting an internal price on carbon emissions to stimulate innovation and investment in our operations, factoring climate change-related risks and opportunities into lending and investment decisions and offering investment products and services that help our clients align their portfolios with a low carbon future, we are helping lay foundations that will sustain us for decades to come.

Scotiabank supports the principles of the Paris Agreement, which brings the global community together to take collective action to mitigate climate impacts and adapt to new climate realities. In 2019, we developed an enterprise-wide climate strategy and announced the bank’s five Climate Commitments. These commitments include a goal to mobilize $100 billion by 2025 to reduce the impacts of climate change of which over $28 billion has been mobilized to date (since November 1, 2018). To support the achievement of this goal, we are growing markets for low-carbon and climate-resilient solutions and allocating capital towards activities that support the goals of the Paris Agreement.

Management proxy circular	35

Scotiabank is committed to transparency on climate-related risks and will continue to align our climate-related disclosures with the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD). As a signatory to the Equator Principles since 2006, we also disclose our project financing (loans) annually in accordance with the Equator Principles in our Annual ESG report. The information is also available on the Equator Principles website.

We believe that the bank can best meet its responsibilities to its stakeholders by adhering to its Climate Commitments, including our commitment to ensure robust climate-related governance and transparency in our reporting, which is aligned with the recommendations of the TCFD and which can be found in our annual report, ESG Report, annual CDP submission, as well as on our website. Further, we are committed to continually enhancing the scope of our reporting in these areas as global reporting initiatives and expectations become further consolidated and standardized.

Shareholder Proposal: Discretion of the Board of Directors and the Compensation Committee

It is proposed that the Management Proxy Circular explicitly state the criteria used by each of these bodies to review the objectives pertaining to the compensation and performance of its senior executives.

Supporting Statement

Over the past year, the health and economic crisis has certainly had an impact on the key performance measures and related targets that senior executives were expected to meet in 2020. Did the Board of Directors and the human resources committee adjust the targets, where required, or did they use special discretion to review the compensation policy because they considered that performance in relation to pre-established targets did not fully reflect the overall quality of the performance of these executives.

The purpose of this proposal is to require the company to precisely disclose the adjustments made, if any, to the key performance measures, targets and allocation of related compensation for all its senior executives.

The bank’s position

Scotiabank agrees on the importance of full and transparent disclosure of the executive compensation decision-making process and outcome. We believe that, consistent with our past executive compensation disclosure, our executive compensation disclosure for this year provides sufficient disclosure to address the concerns with respect to executive compensation set out in this proposal.

The pandemic-related challenges that we faced in 2020 impacted the bank’s ability to achieve previously set financial performance targets, resulted in an uneven impact on our different business lines and required a substantial level of coordinated effort from our employees across our global footprint to continue to serve our customers and communities. The human resources committee remains committed to ensuring that our executives’ compensation is strongly linked to corporate performance and has a direct relationship to the contributions our executives make toward the achievement of overall results. We believe in the importance of taking risk-related considerations into account in our compensation decisions, and the flexibility to apply discretion, when appropriate, in determining the final pay-for-performance outcomes. Where any discretion is exercised, we also recognize the importance of transparency and fully disclosing the rationale for any such decisions.

This year, the human resources committee considered a holistic perspective of the bank’s performance when making its decisions, taking into account not only our financial and customer results, but also the impact of decisions made to support our customers, communities and employees and to position the bank for the future. The human resources committee:

•

evaluated our financial performance and other considerations directly resulting from the significant and wide-ranging impact of the pandemic. Our circular discloses the evaluation of our performance and all measures used in this assessment, which were expanded beyond the financial and customer measures that form the basis of our annual performance evaluation to also consider both what has been achieved from an operational point of view to support key stakeholder groups and also the resilience of our operations and how this has been achieved in a way that has preserved the business continuity of our bank, while still recognizing the impact on our shareholders (as set out in the Message from the chair of the human resources committee on page 67 and the section entitled “2020 Compensation decisions”)

•

disclosed how the business performance factor is calculated and all considerations that go into that calculation (as set out in the sections entitled “Program elements” and “2020 Compensation decisions”)

•

disclosed whether any discretionary adjustments were applied to the total variable compensation of our President and CEO and other executives as part of the analysis on the proper reflection of the broader impact of the pandemic on all stakeholder groups, including our employees, customers, communities and shareholders as well as in alignment with regulatory expectations (as set out in the sections entitled “Program elements” and “2020 Compensation decisions”).

36	Scotiabank

2	Governance

Sound and effective corporate governance is embedded in everything we do. It is a critical part of the bank’s culture, and fundamental to our long-term success, particularly in the event of a global crisis like COVID-19 that has affected us all: it provides proper oversight and accountability, strengthens internal and external relationships, builds trust with our stakeholders and protects the long-term interests of Scotiabank.

Good governance is not about checking a box. It’s about effective structures, a purpose-driven mandate, diverse viewpoints and a culture of continuous improvement. These qualities are what enable Scotiabank to cultivate deep insights into how the world, our financial markets and our bank work so that oversight is agile, transparent and forward-looking, further allowing the bank to respond effectively in the event of a global crisis as in this past year. This section discusses how governance works at Scotiabank, our board and its priorities, and what you can expect from our directors.	WHERE TO FIND IT
	Director compensation	23
	Director equity ownership	25
	Structure of the board	41
	Board priorities	42
	Board composition, development and assessment	53
	Committee reports	62

The current pandemic has not changed the board’s responsibilities but rather sharpened the focus on certain issues that may require more immediate or frequent attention. As the COVID-19 crisis continues to develop, the manner in which the board responsibilities are fulfilled may evolve but the overarching responsibilities have not changed — we will continue to uphold good corporate governance even in extraordinary times and to apply good judgement in addressing the needs of the bank and all of our stakeholders.

A solid foundation of openness, integrity, continuous improvement and accountability is key to maintaining strong, enduring relationships with our diverse stakeholders — shareholders, customers, employees, regulators and the broader community.

AN EFFECTIVE GOVERNANCE STRUCTURE

Effective oversight, accountability and communication are the cornerstones of good governance. Shareholders elect the board to supervise the management of our business and affairs. The image below shows the reporting relationships between shareholders, the board and its four committees, management and other stakeholders. Formal mandates are approved for the board, each committee, the Chairman of the Board, committee chairs, directors and members of executive management. These mandates set out the key responsibilities and accountabilities for each role.

Management proxy circular	37

WE ARE A CORPORATE GOVERNANCE LEADER

Scotiabank is committed to strong corporate governance practices and has a history of being at the forefront of leading practices. The corporate governance committee reviews our corporate governance approach every year against changing regulations, industry developments and emerging best practices. The board approves our corporate governance policies annually to continually enhance our processes and standards. Some key milestones include:

2020 highlights

Scotiabank was again recognized by the Dow Jones Sustainability Index as being in the top 1% of global financial institutions in terms of corporate governance practices.

The board:

•    oversaw the implementation of the most ambitious customer relief programs, extensive employee support measures and commitments to our communities most at risk during the pandemic, earning the bank recognition for “Outstanding Crisis Leadership” by Global Finance Magazine

•    supported the bank’s renewed diversity and inclusion goals developed to increase the diversity of its employee population over the next five years with a focus on underrepresented groups

•    updated the board diversity policy to include additional diversity criteria, including sexual orientation and members of visible minorities, Aboriginal peoples, and persons with disabilities

•    supported the signing of the BlackNorth Initiative CEO pledge by the CEO of the bank, who was also named to the BlackNorth Board of Directors

•    oversaw the continued implementation of the bank’s core purpose - for every future - to support our customers, employees, communities and shareholders

•    heightened focus on regulatory compliance in the current environment

•    continued building bench strength among the senior leadership team and aligning compensation with risk and performance

•    sharpened the bank’s focus on high growth potential markets while de-risking the bank

•    reinforced its focus on corporate social responsibility matters, including the bank’s new social impact strategy and the mobilization of over $28 billion (since November 1, 2018) to reduce the impacts of climate change out of our $100 billion target by 2025

•    further enhanced its commitment to stakeholder engagement throughout the year, particularly on environmental, social and governance issues

•    supported the bank’s strengthened approach to responsible procurement and supplier diversity, including the bank’s membership in the Canadian Aboriginal and Minority Supplier Council.

38	Scotiabank

GOVERNANCE

Addressing the COVID-19 pandemic

The board:

•   held the bank’s first ever virtual annual meeting of the shareholders and ensured shareholder participation and voting at the meeting while recognizing the importance of the health and safety of our employees, shareholders, communities and other stakeholders

•   focused on board operations and oversight as new risks continued to evolve rapidly and unpredictably, and held an unprecedented number of board and committee meetings, in a virtual format, to properly address the issues in the continually evolving COVID-19 environment

•  demonstrated its stakeholder commitment by reviewing with management the bank’s support of:

•  our employees through the bank’s retention of a medical advisor, provision of a safe workplace and the ability to work from home where possible, increase of financial support for essential workers, prioritization of mental health support, addition of personal days and wellness benefits, and creation of new parental leave pay engagements and a virtual medical care program

•  our customers through customer relief programs, priority contact lines for frontline healthcare workers and seniors in branches and on the phone, and mortgage and loan deferral options

•  our communities by pledging over $16 million to support people and communities most at risk during the pandemic, including ongoing support of hospitals and healthcare professionals, and a partnership to transform Scotiabank Arena into a giant kitchen providing food to healthcare workers and shelters

•   heightened its focus on regulatory compliance in the current environment due to changing regulations and regulatory expectations on the bank’s business

•   continued to invest appropriately in people, processes and technology and dedicated significant time to cyber-security, privacy commitments and keeping the bank safe as reflected in the bank’s business continuity plans, permitting the bank to transition 80% of our non-branch employees globally to work from home safely and securely with little disruption

•  onboarded new directors in a virtual format to ensure the continued operation of the director orientation program

•   offered the directors’ continuing education program on different platforms and in various formats, with new and relevant content to address the rapidly changing environment

•   ensured continuous leadership and stability during a crisis by reviewing designates and emergency replacements for key roles in the bank and supported talent redeployment as necessary in response to the pandemic

•   monitored enterprise conduct risk by overseeing the creation and results of a COVID-19 ScotiaPulse employee survey

•   reviewed director compensation and equity holding requirements and, taking into account the impact of COVID-19, concluded that compensation levels and equity holding requirements should remain static and that the forfeiture of travel fees should continue until in-person board meetings resume

•   reviewed the bank’s risk culture initiatives in the COVID-19 environment, including strengthening business compliance capability, oversight of reputational risk, third party supplier risk, technology and cyber-security risk, data risk and evolving the bank’s culture.

Management proxy circular	39

    WHAT WE DO

▶	Independence

•	11 of 12 directors are independent

•	all committee members are independent

•	board committees have full authority to retain independent external advisors

•	in camera sessions with independent directors are scheduled at each board and committee meeting

▶	Integrity, ethics and accountability

•	we promote a strong culture of integrity and ethical behaviour

•	we require all directors to certify compliance with our code of conduct each year

•	we have attendance requirements for our directors

•	quorum for meetings is a majority of the board or committee members

•	we limit the number of public company boards on which our directors may sit

▶	Risk oversight

•	we have strong risk oversight, carried out by the board and its four committees

•	we have financial services and risk management experience on every committee

•	the human resources committee and risk committee meet jointly to discuss compensation risk

•	the risk committee and audit and conduct review committee chairs regularly meet to discuss risk

▶	Leadership, development and succession

•	we have individual (not slate) voting for directors

•	we do not have a staggered board – all our directors are elected annually

•	our majority voting policy complies with the TSX rules

•	we have director term limits

•	we have a formal written board diversity policy, which has been updated over the years, including in 2020

•	we have a robust director orientation and continuing education program

•	we have a formal, annual board assessment including individual director assessment

•	we have a board skills matrix which is used for director nominations and succession planning

▶	Stewardship and stakeholder engagement

•	we have an annual strategic planning meeting with the board and management separate from regular board meetings

•	we have a robust shareholder engagement program

•	we have strong equity ownership guidelines to align director and shareholder interests

•	international subsidiary boards have the opportunity to engage with members of our board

•	we have a robust environmental and social responsibility strategy

    WHAT WE DON’T DO

▶	No hedging of bank securities

•	no director, executive or employee can monetize or hedge our common shares or equity-based compensation to undermine the risk alignment in our equity ownership requirements

•	DDSUs are non-transferable and are only redeemable after a director leaves the board

•	directors cannot receive stock options and do not participate in our pension plan

▶	No unequal voting

•	we do not have dual class shares, non-voting or subordinated voting shares

•	the Chairman does not have a deciding vote in the case of a board tie

40	Scotiabank

GOVERNANCE

About the board

STRUCTURE OF THE BOARD

The board’s mandate is to:

•	oversee the bank’s strategic direction as stewards for stakeholders
•	supervise the management of the business and affairs of the bank
•	maintain the bank’s strength and integrity through strong oversight
•	set the tone at the top, promoting trust and integrity with our shareholders, customers, employees, regulators and communities
•	oversee the bank’s organizational structure and succession planning for senior management roles
•	continually develop its approach to corporate governance.

The board has specific duties and responsibilities set out in global regulatory expectations and best practices, as well as in the Bank Act and other applicable laws and regulations. These are detailed in its mandate. The board delegates day-to-day management of our affairs and the execution of our strategy to executive management, up to certain limits.

This year 12 directors are nominated for election, and the board is comfortable that this is an appropriate size to generate open and engaging discussions, to make sure the committees have the right combination of skills, to allocate responsibilities appropriately and to facilitate board renewal.

Board committees

Four standing committees help the board carry out its duties and responsibilities. Each committee is able to engage external advisors or consultants as necessary, and approve their contracts and fees. You can find descriptions of the committee mandates, membership, highlights for the year and how each committee assessed itself in the reports starting on page 62.

All committees are composed entirely of independent board members. The President and CEO does not sit on any board committees.

All independent directors serve on two board committees and the Chairman is a member of all four committees.

The corporate governance committee recommends committee composition (including committee chairs) to the board and reviews committee membership throughout the year and after the annual meeting once the board is elected. This committee also reviews Chairman of the Board and committee chair succession, in light of director term limits.

Chairman of the Board

The Chairman of the Board is an independent director, responsible for leading the board in carrying out its duties and responsibilities effectively, efficiently and independent of management.

He presides over all board meetings, oversees the board committees and chairs all sessions with the independent directors. The Chairman is directly involved in director orientation, continuing education and the board assessment process.

At every meeting, time is allocated to in camera sessions without management (including the President and CEO). Depending on the nature of the business discussed at the meeting, the board has the ability to waive the requirement for these sessions. In fiscal 2020, the independent directors met without management at all regularly scheduled meetings. In addition, the board held seven special meetings during the year and at four of those special meetings, the independent directors waived the need for in camera sessions based on the nature of the business discussed. The independent directors also held one special meeting which was a meeting of the independent directors only, and accordingly there was no need for an in camera session without management.

Our board mandate is posted in the corporate governance section of our website.

The committees support the board, with overall leadership by our Chairman who is independent from our CEO.

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The Chairman acts as a resource for management, advising the President and CEO on major strategic and business issues and corporate governance matters. The Chairman meets with OSFI, our primary regulator, shareholders and other stakeholders on behalf of the board, and also meets periodically with members of the boards of directors of our subsidiaries.

During a crisis like we have experienced this past year with the COVID-19 pandemic, the role of the Chairman requires even more engagement and communication with the board and management. The Chairman ensures that the number of board and committee meetings is appropriate given the issues that the board and bank are addressing in the context of the COVID-19 pandemic. This past year, the Chairman and the President and CEO agreed to call seven extra meetings, in addition to the board’s regularly scheduled meetings, and two informal updates. The Chairman also pays particular attention to the dynamics of the board in the context of not being able to hold in-person meetings and ensures all directors are actively and appropriately involved in the board’s oversight role. The Chairman and the President and CEO’s relationship is critical to leading the bank through a crisis like all have experienced this past year. The Chairman has also focused more on his interactions with the President and CEO and the management team, as well as ongoing communications amongst all board members, to ensure appropriate engagement at and in between meetings is maintained in the continually evolving environment over this past year.

Committee chairs

Committee chairs must be independent directors with the requisite skills and experience necessary to oversee their committees’ responsibilities.

Each chair is responsible for:

•	facilitating the functioning of the committee independent of management
•	overseeing the orientation of new members
•	providing input to the Chairman and the chair of the corporate governance committee on succession plans for the committee’s composition, including the role of chair
•	managing the operations of the committee to fulfill its charter and address any other matters delegated to it
•	setting the meeting agendas, presiding over all meetings, and ensuring that members have the information and resources they need to carry out their duties
•	facilitating effective communication between the committees
•	reporting the committee’s discussions and decisions or recommendations to the board.

Directors

All directors, regardless of whether they currently have a leadership role on the board, have written position descriptions outlining our expectations around individual accountability and contribution.

Board priorities

Our effective governance structure allows the board to efficiently fulfill its oversight and advisory mandate, including focusing on key priorities:

1. Strategic direction

The board oversees our strategic direction and holds management accountable for executing our strategy and delivering strong performance.

The board participates in our strategic planning process throughout the year by:

•	reviewing and approving our strategic plan, taking into account the opportunities and risks of our businesses
•	keeping abreast of industry developments and the competitive landscape
•	reviewing results against our capital plan throughout the year
•	approving new strategic initiatives, as well as significant acquisitions, divestitures and investments
•	regularly scrutinizing management’s execution of business plans and their results
•	reviewing our strategic plan against our risk appetite framework
•	approving our capital management policy and overseeing that appropriate strategies are in place to mitigate risk
•	assessing our corporate performance and the performance of our business lines against:
•	financial and other objectives established in the business plans
•	past performance
•	industry peers.

You can find the committee charters, board mandate, and position descriptions for the Chairman, committee chairs and directors posted in the corporate governance section of our website.

More information about the audit and conduct review committee is available in our 2020 AIF at www.sedar.com.

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This past year, the board focused on the bank’s strategic direction in a different manner as it discharged its responsibilities. As noted above, the board held an unprecedented number of meetings in 2020 that allowed it to properly engage with management. Rather than hold an annual in-depth session on strategic planning, like it has done in the past, this past year the board and management held a dedicated session on business line operational matters in the context of areas of focus in respect of COVID-19, as well as focused discussions on technology issues. The board also undertook an exercise to provide input on strategic issues they are looking to explore over the medium and longer term with management. This session further included an external speaker who shared with the board a client’s perspective on how COVID-19 was unfolding across a global footprint and the impact on different businesses. This pivot in approach allowed the board to focus on its strategic oversight in a different manner while providing input to management on current business, operational and technology issues and also maintaining a focus on key issues for further exploration as the world emerges from the pandemic.

2. Risk oversight

Our risk management framework sets the foundation for managing our principal risks and embedding a strong risk culture across the enterprise. The board approves our overall risk strategy, including our risk appetite framework, which sets out limits and the appropriate balance of risk and reward. It approves significant financial and non-financial risk frameworks and policies that manage risk bank-wide. Each quarter, the board reviews an in-depth enterprise risk management report to monitor and maintain a robust view of our risks across defined and emerging risks. A list of risks faced by the bank and detailed information on matters including our risk management framework, risk culture and risk appetite are provided in our 2020 MD&A.

We diversify risk across business lines, geographies, products and industries. Risk is managed through three levels of accountability:

•  business lines and internal controls

•  global risk management and other control functions

•  internal audit (for independent monitoring and oversight).

Risk Management During COVID-19

Our strong fundamentals in both governance and risk management have allowed the board to pivot and work with management to adapt to, and prudently manage risks throughout, the new COVID-19 environment.

Areas of focus for 2020 included:

–   COVID-19 pandemic

–   Non-financial risks, including analytics and data

–   Human capital management risk

–   Cyber-security and technology risk

–   Business continuity plans

–   Provisions for credit losses

–   Capital and expense management

–   Environmental risk including climate change

–   Geo-political and social justice issues

–   Risk in Pacific Alliance countries

–   Third party risk management

–   Culture and conduct risk

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Each board committee has a focus on how we identify and manage our principal business risks:

Board Committees’ Oversight of Risk

Audit and conduct review committee

• provides oversight on the effectiveness of the bank’s system of internal controls

• oversees the integrity of the bank’s consolidated financial statements and quarterly results

• oversees our climate-change related disclosure as part of our financial reporting of ESG matters

• responsible for conduct review, conduct risk and monitoring our ethical standards

• oversees the external auditor’s qualifications, independence and performance, and the finance, compliance and audit functions

Human resources committee

• in conjunction with the risk committee, satisfies itself that adequate procedures are in place to identify, assess and manage the risks associated with the bank’s human resources including material compensation programs (including conduct risk) and that such procedures are consistent with the bank’s risk management programs

• oversees leadership, succession planning and total rewards

• supported by the management compensation review committee, which reviews the compensation of employees that have a material impact on risk

Corporate governance committee

• acts in an advisory capacity to the board to enhance the bank’s corporate governance through a continuing assessment of the bank’s approach to corporate governance and makes policy recommendations

• responsible for the board succession plan and the bank’s approach to shareholder engagement

• reviews the bank’s ESG strategy and reporting

Risk committee

• identifies and monitors key financial and non-financial risks

• reviews and approves the bank’s key risk management policies, frameworks and limits, and the bank’s risk exposure, satisfying itself that management is operating within the bank’s enterprise risk appetite framework

• oversees the risk management and anti-money laundering/anti-terrorist finance functions

• oversees the bank’s ESG risks, including environmental risks

Management keeps the board and each of the committees apprised of regulatory developments relevant to their mandates. The regulatory oversight committee regularly reports to the board on the activities and progress of our regulatory steering committees as we anticipate and prepare for new regulatory initiatives. Furthermore, the audit and conduct review committee reviews regulatory exam results and informs the board of any material developments in our relationship with the bank’s regulators, including OSFI. The board meets with OSFI to discuss regulatory matters and the results of their supervisory activities.

3. Conduct and culture

At Scotiabank, we know that earning and keeping the trust of all our customers and stakeholders is the most critical thing we do. Paramount to that is being guided by our purpose: for every future, and our values – in particular, integrity, accountability and a bias to action. Our culture not only ensures we are doing the right things, but that we are doing them the right way.

Given the importance culture has on our ability to execute our strategy, the board has formal oversight of culture, including conduct risk. This is a very broad concept and our understanding and approach to how we best operationalize oversight of culture continues to evolve. To that end, the board and its committees continue to monitor how to improve culture and conduct reporting including best practices and trends.

The audit and conduct review committee is responsible for overseeing how we manage conduct risk and has dedicated considerable time to its oversight of culture, including reviewing regular reporting on how we monitor conduct risk. Enterprise Risk Culture & Conduct Risk, a team within Global Compliance, is responsible for providing enterprise-level oversight of risk culture and conduct risk management through the development and maintenance of policies and procedures, providing advice and counsel on matters related to the Scotiabank Code of Conduct (the code), developing communications and training to support strong ethical conduct and adherence to the code, and quarterly reporting to the audit and conduct review committee.

Human resources is also a key contributor to defining and maintaining the culture of the bank through the policies and procedures that shape employee expectations and experiences. This year a Culture Index was launched to help the board understand the degree to which we are living our values. This Culture Index is derived from a subset of questions in the semi-annual employee survey, ScotiaPulse.

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Code of conduct

The code describes the standards for ethical behaviour at Scotiabank including:

• Follow the law wherever Scotiabank does business

• Avoid putting yourself or Scotiabank in a conflict of interest position

• Conduct yourself honestly and with integrity

• Respect privacy, confidentiality, and protect the integrity and security of assets, communications, information and transactions

• Treat everyone fairly, equitably, and professionally

• Honour our commitments to the communities in which we operate

The board annually approves the code and the audit and conduct review committee monitors compliance with the code. The code is formally reviewed by Global Compliance, at a minimum, once every two years or earlier to address any required updates.

The code principles, ethical standards and corporate values are embedded throughout our employee experience from onboarding to training, promotion and compensation. We communicate clearly and frequently our expectations that employees conduct business and interactions with others in a legal and ethical manner that promotes integrity across the bank. We do this through a variety of senior leader messages, training on topics such as anti-bribery, anti-corruption, cyber-security and risk culture appetite, regular manager feedback and compensation decisions. The board and senior management are responsible for fostering an environment of open communication where employees feel safe to speak up and raise concerns. In that regard, our whistleblower policy assists individuals in raising concerns related to wrongdoing. We regularly seek feedback from our employees and customers to promote a culture of speaking up if actions do not match words and reinforcing the right behaviour.

Employees, officers, directors, and contingent workers, with access to Scotiabank networks, systems and applications as part of their job duties, are required to review and acknowledge their compliance with the code and any other applicable Scotiabank policies including our whistleblower policy and business line specific policies, procedures, and guidelines that may be more restrictive. These attestations are required to be made when joining the bank and on an annual basis. Annual code training includes test scenarios based on real-life situations and a minimum score on knowledge tests is required for course completion, which is tracked and monitored. Directors must also read and consent to the directors’ conflicts of interest policy.

In certain limited situations, Scotiabank may waive application of a provision of the code to an employee, contingent worker, director, or officer. The board or a committee of the board must approve any waivers involving a director or executive officer of Scotiabank, and any such waivers are disclosed in accordance with applicable regulatory requirements. All other waivers or exceptions must be approved by appropriate authorities within Scotiabank’s legal, compliance and human resource departments. There were no waivers in 2020.

We also have more specific policies and training for employees and directors including anti-bribery, anti-corruption, insider trading, anti-money laundering, privacy and managing risk.

We are committed to providing an inclusive, respectful and safe environment that is free from discrimination and harassment for all, as well as to complying with applicable laws pertaining to discrimination, human rights, and harassment. Complaints of discrimination or harassment are dealt with promptly, and treated with seriousness, sensitivity and confidentiality. Retaliation against anyone for having raised concerns or complaints in good faith is forbidden and anyone who has raised concerns in good faith is protected from retaliation.

Avoiding conflicts of interest and related party transactions

Directors must disclose:

• their business and personal relationships with the bank and other companies or entities they have relationships with

• if they have a conflict of interest with a matter to be discussed by the board, and must not participate in any board or committee discussions or vote on the matter.

Our code of conduct outlines our ethical standards and can be found in the corporate governance section of our website.

Integrity and tone at the top are of paramount importance. The board and senior management are responsible for setting the tone at the top, including clearly articulating the underlying values, establishing a strong risk culture, and fostering an environment where everyone has ownership and responsibility for “doing the right thing” – for our customers, for one another and for our communities.

A key board responsibility in overseeing the bank’s culture is the selection and appointment of our President and CEO and executive management team.

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The board complies with all Bank Act requirements relating to conflicts of interest. The audit and conduct review committee monitors compliance and informs the board of any material deviations and corrective actions taken.

As a regulated entity, the bank has robust policies, procedures and processes in place regarding related party transactions. Directors are required to complete an annual questionnaire disclosing any related party transactions. The audit and conduct review committee requires management to establish procedures to enable the bank to verify that its transactions with related parties (a group that includes directors and senior officers as defined in the Bank Act) comply with the Bank Act and to review those procedures and their effectiveness, as further set out in detail in the audit and conduct review committee charter posted in the corporate governance section of our website.

Reporting a concern

All directors, officers and employees have an obligation to report any concerns they have about financial reporting or suspected fraudulent activity, a breach of the code and other compliance policies, or retaliation against an individual who reports a concern.

The whistleblower policy is a control to help safeguard the integrity of our financial reporting and business dealings, and to support adherence with the code. It protects employees who make a report in good faith.

The following reporting channels are available under the policy:

•  calling the special toll-free hotline or going online to make an anonymous and confidential report (the hotline and website are maintained by an independent third party)

•  an external party can raise a concern by contacting the Office of the President (see the back cover)

•  concerns relating to regulatory compliance, breaches of the code or other compliance policies can be directly escalated to Global Compliance

•  all concerns can also be raised directly with the Chief Auditor

A director can speak to the chair of the audit and conduct review committee or corporate governance committee, or the Chairman, if he or she has a concern.

All credible reports are investigated internally or by an independent external party, and appropriate action is taken. Significant concerns are raised with the chair of the audit and conduct review committee and senior executives.

Internal controls and management information systems

The board oversees the integrity and effectiveness of our management information systems and internal controls and approves our internal control policy.

The work is carried out mainly by the audit and conduct review committee, which:

•	oversees our key controls over financial reporting
•	sets aside time at each meeting to meet separately with the Chief Auditor, Chief Financial Officer, Chief Compliance Officer and the independent auditors without management present
•

receives regular reports from management and the internal audit department on the design and operating effectiveness of our internal control framework and any significant deficiencies or material weaknesses

•	reviews the effectiveness of our compliance program as well as first-line and second-line compliance culture
•	oversees our whistleblower policy and procedures and approves procedures for receiving, filing and resolving complaints about accounting or auditing matters.

A strong control environment is critical to our success. Over the past few years, we have been investing significantly in strengthening our controls surrounding people, processes and technology to protect the bank as well as the bank’s and our customers’ information as further described in our 2020 annual report. This year, the Enterprise Risk Change Control Committee was established in response to COVID-19 to address customer relief programs and the transition to work from home (WFH) and to review technology, processes and control changes and their impact on the bank’s risk profile. This committee is made up of senior business and control function leaders to approve initiatives while ensuring appropriate challenge and risk oversight.

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The bank’s investment in people, processes and technology over the past 5 years – including a $15 billion technology spend – enabled a seamless and rapid transition of 80% of our non-customer facing employees globally to work from home effectively, safely and securely. The bank continues to dedicate substantial resources to cyber security and financial crimes technology, supporting the rapid growth in digital interactions and new ways of working.

We have also committed to investing $250 million over the next decade to reskill our employees for the digital economy and we launched a Privacy Commitment that articulates how we approach using customer information responsibly and keeping customers’ data safe. All employees receive annual training on cyber-security awareness and regular testing is conducted.

Further, we have successfully delivered customer assistance programs across our footprint in record time, leveraging the digital, automation and technology platform capabilities while continuing to drive the bank’s technology modernization. Our collective progress in technology modernization and digitization has been recognized externally with several key awards, strong placement in analyst reviews and as a leading technology employer in Canada. Recently, Scotiabank was named one of the top 25 World’s Best Workplaces in Technology for 2020 out of the 10,000 international organizations surveyed.

Disclosure controls and procedures

Our disclosure controls and procedures make sure all material information is gathered and communicated to senior officers and the board accurately and regularly.

Our disclosure policy, available in the corporate governance section of our website, sets out our commitment to promptly release material information in a timely, accurate and balanced way to stakeholders. Our disclosure committee, which is composed of senior officers, is a key part of this process and its responsibilities include:

•	evaluating events to determine whether they give rise to material information that must be publicly disclosed and the timing of that disclosure
•

reviewing our core disclosure documents (management proxy circular, annual and quarterly consolidated financial statements and related MD&A, AIF and Form 40-F) before they are reviewed by the board for approval and public release

•	reviewing and updating our disclosure policy and practices (at least annually).

The disclosure committee reports to the President and CEO. Committee meetings are chaired by the Executive Vice President and General Counsel.

4. Leadership development, diversity and assessment

Leadership development

As a leading bank of the Americas, we are building winning teams to drive performance in an inclusive and accessible environment across our global footprint. What will differentiate the bank is the diversity, capabilities, and skills of its people, as our people are our greatest asset.

At Scotiabank, our purpose is “for every future” and to build futures for employees and support those of our customers, communities, and shareholders, leadership development plays a critical role. Leaders are key coaches and players in building winning teams – one of the three core pillars of the bank’s strategic framework.

Our leadership strategy is focused on strengthening the quality, depth and diversity of our leadership pool and deploying our leaders to drive performance across our footprint. To maintain our competitive advantage in our global market, we identify and develop individuals who reflect our customer base and have the ability, aspiration and engagement to lead the bank.

The board and human resources committee are responsible for the overarching leadership strategy including succession planning for executive level leaders, up to and including the President and CEO. The board’s committees meet regularly to review and approve the development and succession plans for executive leaders, ensuring appropriate depth of current and future talent in all business lines and functions. In complement, the President and CEO and the bank’s most senior leaders form the human capital committee and meet monthly to review progress against our leadership strategy.

To execute against this strategy, we are investing significantly in our executive officer population. We actively identify and develop future leaders through our dynamic talent management process and provide them with tailored executive development training to equip them for future roles.

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Learning experiences

Digital disruption surrounds us and the rapid rate of technological change requires a skilled workforce equipped to navigate and thrive in a future state. In that regard, we’ve invested significantly in our learning experiences by enabling employees to build their skills and capabilities to drive performance, enhance productivity, and take ownership of their careers.

Scotiabank has reimagined what learning looks like across the organization, in order to:

•	build future-ready capabilities
•	develop leaders who can thrive in the future of work
•	continuously upskill in the key areas of disruption
•	steward a culture of life-long learning
•	embed personalized learning experiences in the flow of work
•	make learning available globally regardless of geographic location or environmental climate
•	benefit business performance with improved agility, efficiency and effectiveness
•	reduce business risk through digitization of learning content and delivery and capacity to pivot to meet urgent business needs.

In 2019, we launched LinkedIn Learning, an on-demand library of high-quality learning content in easy-to-consume formats, including videos, online courses, and curated learning paths with supporting application tools, such as templates and guidelines. LinkedIn Learning enables the bank to curate content quickly in support of business and employee needs. When COVID-19 impacted the bank’s business continuity plan, we were able to quickly curate accessible learning and support resources as a direct result of having the learning technology in place.

In 2020, we launched Scotia Academy, a global digital learning platform, which builds future-ready capabilities by offering enterprise-wide learning solutions across our global footprint. Scotia Academy delivers optimal, scalable and personalized learning experiences.

Five strategic pillars aligned to our all-bank strategy offer enterprise-wide learning offerings that can be accessed by all 90,000+ employees across 30+ countries. The pillars include:

•	leadership development: building future-ready leaders by driving modern leadership development experiences for individual contributors, people managers and executives
•	compliance and regulatory: building knowledge and capabilities focused on mitigating risk and keeping the bank safe
•	operational excellence: enhancing skills that drive continuous and sustainable improvement and building a mindset of problem-solving, teamwork, and leadership
•	digital innovation: deepening digital literacy and enhancing creativity and innovation skills to advance both digital and technological capabilities and solutions
•	sales and service: developing sales and service capabilities that drive a customer-focused mindset and optimize performance to deliver business results within our compliance and risk frameworks.

From a technology standpoint, Scotia Academy is supported by a Learning Experience Platform, which enables the creation, curation, and delivery of engaging learning experiences by putting the learning in the hands of learners with a personalized user experience.

Building leadership capabilities

Leadership development is a key strategic priority for Scotiabank. In 2020, we launched a new program, iLEAD People Manager Essentials, to support people managers in their day-to-day managerial roles and to develop more effective leaders to meet business and enterprise-level strategic priorities. With a global reach of over 15,000 people managers in 30 countries and 3 languages, iLEAD People Manager Essentials is scalable and easy to access without waitlists or barriers to entry. The program is an integrated learning experience in a global, blended solution to close the identified performance gaps and build leadership capabilities. The program is having a positive impact on people managers at Scotiabank, primarily attributed to the learning experience design. 85% of recently surveyed participants responded that the program improved their performance as a people manager, and 96% felt it was a worthwhile investment for the bank.

Leadership diversity

We are committed to creating opportunities that enable all employees to reach their full potential and recognize that diverse teams better reflect our customers and create stronger results for our shareholders. Scotiabank’s Inclusion Council sets the enterprise-wide strategic direction, the prioritization of inclusion initiatives and identifies and addresses emerging issues

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and opportunities that can impact our inclusive culture. With the President and CEO as executive sponsor, the membership includes leadership from key business lines as well as representation from human resources to enhance our ability to operationalize programs and initiatives. You can read about some of our many initiatives fostering inclusion of women, visible minorities, Aboriginal peoples, persons with disabilities, LGBT+ communities and veterans in our employment equity report, available on our website.

Fostered by the Inclusion Council and overseen by the human resources committee, the bank continues to move toward diverse leadership at every decision-making table across the organization. A key component of our approach to diversity and inclusion is the identification, development and advancement of women globally. The bank has pledged support to the Canadian Chapter of the 30% Club and we are actively working towards a global goal of women leaders making up at least 40% of our global VP+ population by 2025. In order to effect meaningful and sustainable change with a view to building the talent pipeline for the executive level, we have set our organizational target at the VP+ level. Scotiabank has also reaffirmed its commitment to combatting racism and discrimination in all forms by signing the BlackNorth Initiative CEO pledge, which outlines seven goals for organizations to take on – notably, that by 2025, 3.5% of our executive population (VP+) will identify as Black, along with goals focused on removing barriers to Black people, sharing best and unsuccessful practices with others, and an increased focus on education and awareness for employees.

Scotiabank’s renewed diversity strategy focuses on underrepresented employees, with annual milestones set to reach its diversity and inclusion goals in Canada over the next five years, which include:

•   doubling the current representation of Aboriginal employees

•   increasing the representation of persons with disabilities by 20%

•   increasing visible minorities in senior leadership roles to 30% or greater

•   increasing the representation of Black employees in senior leadership to 3.5%, and the Black student workforce to 5% or more

•   increasing the representation of women in senior leadership roles (VP+) to 40% globally.

Within its accountability to ensure robust succession planning for key executive roles, the human resources committee has committed ongoing attention to the development of a diverse pipeline, and there has been significant progress made against our VP+ global goal. The proportion of women at the VP+ level reached an all-time high in 2020 of 36% globally (a 9% increase in the past six years) and remained at our high of 40% in Canada (a 7% increase in the past six years). In 2020, 43% of all VP and SVP level promotional appointments were women. Our focus on identification and professional development positions us well to strengthen the representation of women at the executive level over the mid to long term.

The bank relaunched our employee diversity survey in Canada with 90% employee participation, up from 63% in 2019, providing far better data on employee representation and demonstrating higher representation of women and visible minorities than labour market availability in Canada.

In 2020 the bank and its leadership received several industry-leading recognitions, which included being named National Corporation of the Year by the CGLCC, one of the World’s Best Workplaces by the Great Place to Work® Institute, #10 on Refinitiv’s Top 25 Most Diverse and Inclusive Organizations, and being included in the Bloomberg Financial Services Gender-Equality Index.

As of the date of this circular, 23% or 7/30 of the bank’s executive officers are women. The table below shows the representation of women at the executive level for the last two fiscal years.

	# of women executive officers/executive officers	%

Fiscal 2020	7/30	23%

Fiscal 2019	7/29	24%

In looking at diversity and fostering broader pipelines of women for boards, the bank has also launched programs that support our clients and business communities. In December 2018, the bank launched The Scotiabank Women Initiative™ – a comprehensive program that supports women-led and women-owned businesses across Canada through a commitment of $3 billion in capital to women-led enterprises as well as mentorship and education. Building on the success of The Scotiabank Women Initiative, our Global Banking and Markets team expanded the program in 2019, tailoring it for clients’ needs and offering exclusive access to innovation, education and advisory solutions to help propel their careers to the next level. We worked with clients to design a program tailored for women – from emerging leaders to senior executives – to help them pursue their highest professional ambitions and elevate their businesses. This year, the program expanded into Scotia Wealth Management.

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To date, the program has achieved the following:

•	deployed two-thirds of the $3 billion commitment to women-owned and women-led businesses
•	engaged more than 2,000 women through boot camps and mentorship sessions
•	collaborated with many organizations across the country to extend our reach to women entrepreneurs and drive results.

As part of the initiative’s advisory pillar, we created the Scotiabank Good Corporate Governance Program, a bespoke series of sessions for senior professional women to explore best practices and emerging trends, while enhancing their skills and potential as board directors. Topics discussed during the inaugural program held earlier this year included how to approach board recruitment, how to choose a board, and how to contribute upon joining one. Educational programs like these help to break down barriers and demystify various aspects of the boardroom, which can be seen as intimidating to some. It can also generate opportunities for women to serve on boards.

As part of Scotiabank’s work to support women’s board participation, we assist corporate clients who want increased diversity on their boards. As companies look to ramp up board diversity, we now have a growing list of board-ready women who have completed our Scotiabank Good Corporate Governance Program for them to recruit. We recognize the importance of helping women at various stages of their career in order to build up the boardroom talent pipeline while also creating more opportunities and widening the aperture of who is considered for board seats – a deeper, principle-driven strategy that will be more impactful in the end.

In addition, The Scotiabank Women Initiative and the Forum for Women Entrepreneurs collaborated to produce a 13-part podcast series called The Go-To: For Entrepreneurs in the Know, for women entrepreneurs with a focus on resilience, including tips on how to build the capacity to grow, adapt and pivot to transform their business. A new Digital Hub was also launched in collaboration with Shopify, Google Canada, LinkedIn, Facebook and HubSpot focused on delivering key resources to help women entrepreneurs adapt to uncertain economic times.

Assessment and succession planning

The human resources committee, along with the risk committee and the audit and conduct review committee, oversees succession planning and mandates of senior management roles, including relevant roles in our control functions – audit, compliance, risk, finance and anti-money laundering. The human resources committee reviews the mandates of all executive level positions. Leadership and succession planning is discussed at every human resources committee meeting. As a member of the human resources committee, the Chairman is directly involved in overseeing the succession plans for key senior management roles.

Through board and committee meetings and director education sessions, the board has direct exposure to numerous leaders at various levels across the organization to gain greater visibility into the bank’s executive leadership pipeline.

The human resources committee is responsible for the performance management of the President and CEO. The committee assesses the President and CEO’s performance against the approved CEO mandate and objectives established at the beginning of the year. The board reviews the assessment, as well as the performance assessments of the other named executives and senior officers.

The board is responsible for selecting, retaining and, if necessary, replacing the President and CEO. It maintains a contingency plan to mitigate business risk and to ensure we continue to operate prudently in the event the President and CEO position suddenly becomes vacant. These plans were reviewed in the context of COVID-19 to ensure appropriateness and the designation of successors for key management roles. COVID-19 has further demonstrated the importance of CEO and senior management succession planning to ensure that, in the event of a crisis, the bank can function effectively and efficiently in both an emergency and in the normal course of business.

As we build a leading bank of the Americas – Scotiabank is grounded in our values of integrity, respect, accountability and passion. It’s how we hold ourselves to account – always building trust with our constituents – and what we look for in leaders of every level.

5. Good governance

Our governance structure supports the board’s ability to provide effective governance over the bank’s affairs, key priorities of which are described above. In doing so, the board must strive to balance the interests of the bank’s diverse constituencies around the world, including its shareholders, customers, employees and the communities in which it operates.

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While many of our corporate governance policies and practices are highly prescribed and regulated by OSFI, the Bank Act, the Canadian Securities Administrators (CSA), the SEC, and the two stock exchanges where our common shares are traded – the TSX and the New York Stock Exchange (NYSE), we meet or exceed the requirements that apply to us.

Although we are not required to comply with most of the NYSE corporate governance rules that apply to U.S. domestic issuers, we meet or exceed these rules in all significant respects, except as disclosed in the corporate governance section of our website. The board’s culture of continuous improvement includes regularly reviewing its governance practices to make sure that we are staying ahead of the curve.

Subsidiary governance

The board and its committees are responsible for overseeing our global operations and subsidiaries. As part of our strategy to generate long-term value across our footprint, we have implemented many of our leading governance practices at our subsidiaries. This year there was a focus on education, which consisted of onsite corporate governance training and tailored programs for subsidiary directors, continued education for subsidiary corporate secretaries in the context of COVID-19, as well as regulatory engagement. Across our footprint, we have subsidiaries with corporate governance practices that include their own term limits, skills matrices, diversity policies, annual board assessments and share ownership requirements, which for many are market-leading initiatives.

The importance of an effective corporate governance structure and culture was reinforced over this past year, as we dealt with the impacts of COVID-19 on the bank and the global economy.

Using best practices in corporate governance that we consider to be part of our corporate culture, we aim to set precedents and serve as an example in our subsidiaries’ local markets to foster good governance.

Our enterprise-wide approach to subsidiary corporate governance is coordinated centrally through the Corporate Governance Office, whose mandate includes development and implementation of our bank-wide corporate governance strategy. This strategy is also a critical component to mitigating legal and reputational risks. The Corporate Governance Office works with management and our boards across our footprint to implement practices that foster an effective oversight culture of strong and transparent accountability.

Our policy on subsidiary board composition, assessment and renewal is designed to provide strong oversight of our subsidiaries and promote a variety of viewpoints. Many of our subsidiaries have independent directors who bring specific skills, local knowledge and experience to the table. Our subsidiary boards are actively engaged and are tasked with providing effective challenge, advice and guidance to management.

Our Corporate Governance Office meets with shareholders, domestic and international regulators, subsidiary boards and other stakeholders on matters relating to the bank’s corporate governance practices globally. There is an established line of communication between the Chairman and directors of our subsidiaries, which promotes strong accountability as subsidiary directors may directly escalate information to the parent board. As well, the Chairman and committee chairs meet with directors of major subsidiaries to discuss the bank’s approach to financial oversight, risk management, corporate governance and compensation governance.

Stakeholder engagement

The corporate governance committee oversees our approach to stakeholder engagement. As noted on page 26, we have strong stakeholder engagement that leverages areas of expertise within the bank and the diverse insight, experience and views of our stakeholders on a range of issues including our governance practices and disclosure. Over the years, we have adjusted our practices based on feedback as part of our culture of consistently assessing ourselves and continually making improvements.

Environmental, social and governance (ESG) oversight

While the corporate governance committee has oversight responsibility for the bank’s sustainability strategy and reporting, oversight of the bank’s environmental, social and governance impacts and risks is a shared board responsibility and is overseen by each board committee.

Our performance and our achievements related to environmental, social and governance factors are set out in our Environment, Social and Governance (ESG) Report which outlines how the bank engages with our stakeholders. Our approach is grounded by Scotiabank’s purpose – for every future – striving to create a better future for our customers, employees, shareholders, communities, and the environment.

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Highlights across our ESG priorities from 2020 include:

Environment

•	launched the Sustainable Finance Group within Global Banking and Markets to stimulate and capitalize on environmental and social finance opportunities and established a dedicated ESG Equity Research Team. Throughout 2020, with teams across the Global Banking and Markets division working closely, Scotiabank maintained a leading position as a top Canadian dealer of sustainability bonds, and is one of the fastest growing dealers globally
•	implemented a Climate Change Risk Assessment tool in corporate and commercial lending as a mandatory part of credit due diligence to assess clients’ physical and transition climate-related risks
•	published our inaugural Green Bond Report detailing use of proceeds and estimated impacts from inaugural US$500 million 3.5-year Green Bond issued in 2019
•	established a $1.25 million 5-year partnership with the Institute for Sustainable Finance at Queen’s University as part of Climate Change Centre of Excellence

Social

•	provided a comprehensive COVID-19 response:
•	for our customers – customer relief programs, priority contact line for frontline healthcare workers and seniors in branches and on the phone, and mortgage and loan deferral options
•	for our employees – retained a medical advisor, provided a safe workplace and the ability to work from home where possible, increased financial support for essential workers, prioritized mental health support, added personal days and wellness benefits, new parental leave pay engagements and a virtual medical care program
•	for our communities – over $16 million to support people and communities most at risk during the pandemic, including ongoing support of hospitals and healthcare professionals, and a partnership to transform Scotiabank Arena into a giant kitchen to feed healthcare workers and shelters
•	signed the BlackNorth Initiative CEO Pledge to address anti-Black systemic barriers in Canada and partnered with the government and other financial institutions to commit up to $128 million in lending capital for the Black Entrepreneurship Loan Fund
•	advanced our commitment to the UN LGBTI Standards of Conduct for Business and our inclusion efforts as a founding member of the Partnership for Global LBGTI Equality
•	contributed almost $85 million to communities as part of our global philanthropy program
•	achieved a 90% participation rate in the bank’s diversity survey with our representation of visible minorities and women exceeding labour market availability and an increase in representation of people who identify as Black, Aboriginal, LGBT+ and persons with disabilities since 2019
•	opened our third Gord Downie & Chanie Wenjack Fund (DWF) Legacy Space, demonstrating our commitment to promoting education and dialogue around Indigenous reconciliation

Governance

•	ranked among the top 1% of global financial institutions for Corporate Governance in Dow Jones Sustainability Index
•	updated our board diversity policy, which was first established in 2013, to explicitly include additional diversity criteria, including sexual orientation, visible minorities, Aboriginal peoples and persons with disabilities
•	strengthened our approach to responsible procurement and supplier diversity by joining the Canadian Aboriginal and Minority Supplier Council
•	launched, in collaboration with Smith School of Business at Queen’s University and the IEEE, the first Trusted Data & AI for Canadian Business certification in Canada, designed for employees to develop foundational knowledge of ethical principles in business decision making, AI applications and processes
•	published a public Statement on Scotiabank’s Anti-Money Laundering program

Several members of the board count ‘environmental and social responsibility’ as one of the key areas of experience they bring to the board, given their strong track record of community involvement, from charitable organizations to advisory committees driving standards for climate change reporting.

More information about our ESG priorities and performance can be found at www.scotiabank.com/sustainability.

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The bank has mobilized over $28 billion (since November 1, 2018) toward our $100 billion commitment to reduce the impacts of climate change by 2025.

In October 2020, in recognition of its COVID-19 support measures for employees, Scotiabank was named the winner of the Coronavirus and Benefits award at Benefits Canada’s Workplace Benefits Awards. Scotiabank was also recognized for its efforts to support employee mental health with the Mental Health Award.

Scotiabank introduced a new social impact strategy, ScotiaRise, a 10-year, $500 million initiative to promote economic resilience among disadvantaged groups by investing in areas of education, inclusion and employment across our footprint.

GOVERNANCE

Board composition, development and assessment

Board composition is regularly reviewed by the corporate governance committee so that the right combination of skills, experience, views and tenure are represented on the board in order for it to provide effective oversight of the issues described throughout this circular. The current pandemic has further demonstrated the importance of board composition and, in particular, the need for an effective board with diverse experiences and perspectives to better prepare the bank to deal with challenges and opportunities that emerge in the face of crisis, as well as everyday operations. This year, we added two new directors who are standing for election for the first time, enhancing the desired directors’ skill set and addressing the board succession plans.

Directors must be qualified to understand the nature and operation of our business – including the size, complexity and risk profile of the bank – and stay current with business, technology, industry, risk, regulatory, governance and other key issues to be effective members of our board. Our rigorous nomination and selection process identifies candidates who have the qualities below, including the experience and aptitude to serve on a bank with Scotiabank’s footprint.

QUALITIES OF DIRECTORS

Independent

Having an independent board is one of the ways we make sure the board operates independently of management and makes decisions in the best interests of Scotiabank. Our independence standards comply with the Bank Act Affiliated Persons Regulations, the CSA rules and the NYSE corporate governance rules. We also have additional requirements for our audit and conduct review and human resources committees. Our director independence standards can be found in the corporate governance section of our website.

Eleven of our 12 (92%) directors are independent. Brian Porter is the only non-independent director because of his position as President and CEO.

We consider a director to be independent if he or she does not have a direct or indirect material relationship with Scotiabank (or subsidiaries of Scotiabank), our auditors or our executives, and have a robust three-step process for assessing independence:

1.   directors complete a detailed questionnaire

2.  the board reviews directors against the standards, considering all relevant facts and circumstances, including the relationship the director may have with us – and any relationship that their spouses, children, principal business affiliations and any other relevant individuals have with the bank

3.  directors declare any material interest in matters that may come before the board.

Diverse

Our board is composed of qualified professionals who have the requisite financial acumen and risk management experience to fulfill the board’s mandate, staff its four committees and supervise management. Our current directors have a broad range of skills and experience that we have highlighted in the director profiles and skills matrix starting on page 14. Each director is financially literate.

Having an effective board with diversity of thought, perspectives, background and experiences has always been crucial to the bank, but even more so now during a pandemic and an economic crisis that has disproportionately impacted women. Scotiabank has long been committed to board diversity and has taken great strides to achieve it. We first adopted a board diversity policy in 2013, setting out our gender diversity goals but also defining diversity broadly across a range of characteristics.

The corporate governance committee regularly reviews board succession with a view to having a board and committees with the right skills, qualifications, perspectives and tenure. The committee looks for the most qualified candidates and we believe the best boards include a diverse mix of experience, expertise, perspectives, gender, age, sexual orientation, ethnicity, geographic background, and personal characteristics, along with membership within “designated groups” as defined in the Employment Equity Act (Canada), including women, visible minorities, Aboriginal peoples, and persons with disabilities, as described in our written board diversity policy, which was updated this year. We made theses changes to better reflect the inclusive culture of the bank as a whole.

Five of the 12 (42%) directors are women.

Six of the 12 (50%) directors identify as women, or members of visible minorities, Aboriginal peoples or persons with disabilities.

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As part of its commitment to board diversity, the bank is a signatory to the Catalyst Accord and the 30% Club Canada and a sponsor of Women in Capital Markets and other organizations increasing the representation of women in the technology industry. The board’s written policy states that it aspires to have each gender comprise at least 30% of the board. This year, 42% of our director nominees are women. We have consistently had over 25% female nominees since 2012 and have always met our aspirational goals set out in our diversity policy. In addition, we have one director nominee who identifies as a visible minority and no director nominees who identify as Aboriginal peoples or persons with disabilities. We do not currently have measurable objectives related to these three designated groups. The corporate governance committee considers the effectiveness of the diversity policy on an ongoing basis, including its progress in achieving its aspirational goals, as part of its continuing assessment of current board composition, potential director candidates, and more formally on an annual basis as part of its review of our corporate governance policies. The effectiveness of this policy is also considered as part of our annual board assessment process.

We have also channeled practices from our board and applied those across our footprint, so that we can have a meaningful impact in other markets, developing pipelines in our own organization and in our subsidiaries and the communities we operate in throughout our footprint. This includes extending a diversity lens to our subsidiary boards as discussed further under the subsidiary governance section of the circular. Among our Canadian subsidiaries, women’s representation is 50% on the Scotia Capital board of directors and 67% among Tangerine Bank directors, which was also the first major Canadian financial institution to have a woman President and CEO. We have strong gender diversity at many of our large subsidiary boards with close to 20% women representation in Chile and Mexico; close to or over 40% in Colombia, Peru and the US; 33% in Ireland and Trinidad and Tobago; 45% in Jamaica; and 38% in the United Kingdom. This approach can have a big impact, setting an example and raising the bar in markets where diversity on boards may not be a requirement or may be less further along.

Our written diversity policy has been updated to include additional diversity criteria, including sexual orientation and members of visible minorities, Aboriginal peoples, and persons with disabilities, and is contained within our corporate governance policies, available on our website.

Of utmost integrity and exhibit high engagement

All of our directors have the professional ability, business judgment and independence of opinion to make an effective contribution to the board’s execution of its mandate. Importantly, all of our directors also have integrity. This is critical, since the board is responsible for overseeing and maintaining the bank’s strength and integrity, and overseeing our risk culture, standards of conduct and ethical behaviour.

Directors must:

•  maintain high standards of integrity

•  act honestly and in good faith, and with the diligence and care of a reasonably prudent person

•  comply with our code of conduct (which includes our internet/e-mail code of conduct), the whistleblower policy, the directors’ conflicts of interest policy and other supplementary policies

•  use sound judgment

•  avoid conflicts of interest and act in the bank’s best interests

•  fulfill their responsibilities to the board and committees

•  review all meeting materials to diligently prepare for each board and committee meeting

•  actively participate in meetings and seek clarification from management to fully understand the issues and make informed recommendations as appropriate

•  protect our information and keep all discussions confidential

•  be active and engaged

•  continuously advance their knowledge of our business and relevant national and international developments so they can make a meaningful contribution

•  review and approve our strategic direction and business plan, and regularly assess our financial and business line performance against the plan

•  understand the risks of our business model and how they relate to our strategy and risk appetite framework

•  understand our regulatory environment

•  participate in continuing education for directors

•  attend at least 75% of all board and committee meetings.

These responsibilities and expectations are set out in the board’s governance documents, including its corporate governance policies, board mandate and independent director position description.

The chair of the corporate governance committee will meet with any director who does not meet our attendance requirements and recommend to the board whether or not that director should continue to serve.

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GOVERNANCE

Balanced in their other professional activities

Directors must notify the corporate governance committee chair and Corporate Secretary of any proposed directorships (public and private), changes in employment and new advisor or consultant roles so that the corporate governance committee can consider whether these fall within the board’s guidelines and expectations. This information is also critical for the board to review for potential conflicts of interest. The committee makes recommendations to the board as appropriate.

Directors bring the most to the board when they can devote the necessary time to fulfill their responsibilities, so we have strict limits on the number of boards they can serve on:

•	directors who are chief executive officers of public companies should hold a maximum of two public company directorships (including the board of the company of which the individual is CEO)
•	other directors should hold a maximum of four public company directorships
•	directors should serve on a maximum of three public company audit committees
•	directors cannot serve on the board of an unaffiliated financial institution.

The pandemic further demonstrated the need for this balance as the directors’ roles became more demanding with the increase in frequency and intensity of board and committee meetings in the continually changing environment.

Consideration is also given to private company directorships (held outside a director’s employment) in assessing whether the individual has the requisite time to serve as a director of the bank.

All of our directors comply with this guideline except for Mr. Rovinescu who, while serving, was granted an exception from the board on the number of public company directorships he holds as a chief executive officer of a public company. This exception was required only for a period of three months until his retirement from Air Canada on February 15, 2021. The board has determined that this exception does not impair the ability of this director to devote the necessary time to fulfill his responsibilities.

Board interlocks

We also limit the number of other boards our directors can serve on together. No more than two directors can serve together on the same public company board without the consent of the corporate governance committee. Among the director nominees, we have no board interlocks.

Change in principal occupation

A director must offer to resign when his or her principal occupation changes. This allows the board the opportunity to assess how the change affects the composition of the board. In the case of the President and CEO, he is also deemed to have resigned upon ceasing to be employed as an officer unless the board requests that he remain on the board for a fixed period.

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Balanced in tenure

Tenure and term limits

Our term limits promote board refreshment so that the board balances experience and institutional knowledge with fresh perspectives.

The term limits set out the maximum period of time that directors can stand for re-election, and do not provide guaranteed tenure. The board believes that term limits, director independence assessments and the board evaluation process collectively help the board make sure that effective and independent-minded directors are nominated for election by shareholders each year and are important elements in succession planning for the board.

Our term limits are reviewed annually to make sure that they reflect best practices. We added term limits for committee chairs in 2012. We moved to a flat term limit of twelve years in 2015, which we consider to be a leading practice. Our term limits are as follows:

•  directors appointed or elected between December 3, 2010 and July 1, 2015 must retire on the earlier of (1) the completion of a 15 year term, or (2) when they turn 70. However, if at age 70 a director has not served 10 years, their term is extended and they must retire by the end of a 10 year term

•  directors appointed or elected after July 1, 2015 may serve on the board for a twelve year term

•  a director can serve as a committee chair for three years, and for another two years with the board’s approval.

The date each director is not eligible for re-election under our term limits is set out in the director profiles beginning on page 14.

Shareholders elect directors annually for a one-year term. Shareholders vote for individual directors, not a slate.

We have never granted an exception or extended a director’s term under our term limits, which is a reflection of the board’s thoughtful approach to its composition and succession plans.

NOMINATING DIRECTORS

One of the board’s most important responsibilities is to identify, evaluate and select candidates for the board. The corporate governance committee serves as the nominating committee of the board and is responsible for determining the selection criteria for director candidates and board committees. It maintains a skills matrix of the required skills, experiences and competencies as part of board and committee succession planning and proposes director candidates for the board’s review and approval. Balancing the qualifications above and the results of the annual assessment process, the corporate governance committee works with the Chairman to review candidates for election or re-election. New candidates are identified using the following process:

Determine selection criteria and potential candidates

•  done with a view to succession planning for both the board and its committees

•  primarily determined according to key skills, experience and attributes required on the board with a view to the board’s policies including its diversity policy

•  candidates may be proposed from a variety of sources including the evergreen list or an independent search firm that will be directed to include candidates who meet our skills matrix requirements and our corporate governance policies, which includes our diversity policy

Chairman and corporate governance committee chair initial review

•	the Chairman will typically be the first and main point of contact and maintains a dialogue with the candidate throughout the process
•	the corporate governance committee chair may also be involved in the initial screening
•	the Corporate Secretary will track the process and conduct a review to assess conflicts and other requirements
•	candidates’ profiles will be distributed to the corporate governance committee for review and determining whether the candidates should proceed to the next stage
•	the corporate governance committee chair will report to the committee and the board on progress

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Board interviews

•	the Chairman and Corporate Secretary will coordinate interviews for potential candidates with independent directors to obtain a variety of views and assess fit
•	assessments and background checks are conducted to determine suitability and independence

Results and recommendations

•	the corporate governance committee will review the interview and assessment results
•	the corporate governance committee may make a recommendation to the board
•	a candidate may be proposed for appointment or election or may be put on the evergreen list for future consideration

Board approval

•	a candidate proposed for appointment or election must be approved by the board

Before a candidate is nominated, he or she meets with several independent directors, the President and CEO and the Corporate Secretary to discuss the board’s expectations of director contribution and commitment.

This year, the board and the corporate governance committee performed a targeted search for director nominees, focusing on experience in financial services, complex operations, senior executive management and risk management in light of a recent resignation and with a view to skill sets needed on the board as a result of director feedback. Going forward, there will be a continued emphasis on board succession planning with a heightened focus on the board’s skills matrix and diversity policy.

SHAREHOLDER INPUT

Shareholders can provide feedback on the nomination process through the following mechanisms:

Shareholders	Any shareholder is welcome to contact the Chairman or the corporate governance committee chair to discuss corporate governance matters, including potential director nominees
Under the Bank Act

Shareholders holding in the aggregate not less than 5% of the bank’s outstanding shares for the minimum period of time set out by the Bank Act may submit a formal proposal for individuals to be nominated for election as directors. Shareholders should refer to the relevant provisions of the Bank Act for a description of the procedures to be followed

Under our proxy access policy	Shareholders should consult the policy, available in the corporate governance section of our website, for a description of the procedures to be followed

MAJORITY VOTING POLICY

Our majority voting policy requires any nominated director who is not elected by at least a majority of the votes cast (50% plus 1 vote), to tender his or her resignation from the board immediately following the annual meeting.

Absent exceptional circumstances, the board will accept the offer of resignation. There are very limited circumstances under which the corporate governance committee can recommend retaining the director, provided that active steps are taken to resolve the circumstances in the following year. In any case, the board will disclose its decision in a press release within 90 days of the annual meeting. The board may appoint a new director to fill the vacancy if it accepts the resignation. You can find our TSX-compliant majority voting policy in our corporate governance policies on our website.

This policy applies only to uncontested elections (elections where the number of nominated directors is the same as the number of directors to be elected).

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ORIENTATION AND EDUCATION

Our director orientation and continuing education approach outlines our commitment to equipping directors to fulfill their oversight role in a dynamic global market. We expect all directors to participate in our education programs and suggest topics for seminars, briefings or reports. This year we amended the Guideline on Directors’ Orientation and Continuing Education Program, which addressed, among other things, the need for virtual education sessions to onboard new directors and provide relevant and updated education sessions for the board.

Regular communication and access to information

We regularly provide information to directors at and in between meetings about the bank, including research reports, relevant current events, industry developments and corporate governance developments to keep them informed of matters relevant to the board’s execution of its responsibilities. Directors access their board materials, management updates and other key information on a secure information portal, as part of our ongoing efforts to reduce paper consumption.

All directors are members of the Institute of Corporate Directors (Canada) and National Association of Corporate Directors (US) and can access their events as part of directors’ ongoing development. We may reimburse directors for approved courses, in line with our expense policy. These organizations support director education and advocate for best practices in governance.

Orientation

Our orientation program helps new directors increase their understanding of their responsibilities and the bank’s operations as quickly as possible, so they can be fully engaged and contribute to the board and committees in a meaningful way. Our Chairman oversees a director’s orientation and mentors a new director through his or her first set of board meetings.

To guide them through the orientation process, we provide new directors with materials that include an explanation of our key legal requirements, by-laws, directors’ duties and responsibilities, bank and board policies and procedures, organizational charts, an overview of our business lines and copies of our financial statements, MD&A, and circular.

They also:

•	have a direct resource in the Chairman and chairs of committees on which they serve, who have responsibilities for new member orientation
•	meet with the President and CEO, heads of control functions and other executive officers throughout the year
•	are invited to attend meetings of all committees initially for educational purposes and may request to attend any meeting subsequently
•	review the bank’s crisis management recovery plan and have the opportunity to discuss it with management
•	attend information sessions on significant aspects of our business tailored for new directors
•	have the opportunity to meet with representatives of our primary regulator, OSFI.

As a result of public health and government restrictions on in-person meetings due to COVID-19, two new directors commenced their orientation in a virtual format. The corporate governance committee continually reviews the status of each new director’s orientation to ensure it is appropriately focused and expectations are met.

Continuing education

Our continuing education program keeps directors up to date on regulatory developments, business initiatives and other issues affecting the bank’s operations, so they can carry out their responsibilities more effectively.

Directors annually receive a corporate governance information book which contains information about our practices and policies, the board and committees, legal requirements, insider reporting and our code of conduct.

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GOVERNANCE

All board members have access to all committee materials for ongoing education and information purposes.

At every meeting, directors focus on key issues affecting the bank with management. Our education program, however, allows directors to have an opportunity to explore significant, complex or specialized aspects of our business operations in a more in-depth manner. We also organize off-site board meetings to familiarize directors with our regional and international operations and to meet local senior management, stakeholders, and subsidiary board members. Directors meet with internal and external experts on a variety of topics to give them local insight in the markets in which we operate. Training sessions are also organized for directors on significant regulatory matters which may include in-person or videoconference sessions, annual attestation of policies and online training modules. In between meetings, we regularly provide educational information and reports to directors. The corporate governance committee continually reviews the topics for, and format of, educational sessions in light of current events. This year, topics added to the continuing education agenda included a post-COVID-19 outlook on the Pacific Alliance countries, and an increased focus on financial and non-financial risk including data risk.

The COVID-19 environment required us to pivot and offer the continuing education program on different platforms and in various formats, including curated articles and publications, external and internal presenters in a video format, learning modules, conference calls outside of formal board meetings, video series and virtual meetings. The board also completed the 2020 Board Cyber Awareness Program which consisted of online learning modules covering a range of topics from social media privacy to mobile device security and data protection.

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Director education in fiscal 2020

Date	Session	Attended or received materials
Regularly

Business line, strategy, finance and treasury sessions

Deep dive and educational sessions on:

–   Business banking strategy

–   Global banking and markets in Latin America

–   Operational focus on P&C businesses (Canadian banking and International banking)

–   Collections and retail risk

–   Balance sheet and treasury

–   Retail strategy for Canadian banking

–   Benchmark rate reform

board risk committee
Each risk committee meeting

Risk management sessions

–   Educational sessions by Global Risk Management on various portfolios of the bank, such as financial services, exploration and production, oil and gas services, insurance, power and utilities, other transportation, energy, cable and telecom, construction, agriculture, mining, metals, real estate, hospitality, gaming, automotive, investment funds, pipelines, healthcare, food and beverage and retail risk committee
Quarterly

–   Enterprise risk management reports addressing credit, market, liquidity, operational, third party, information technology (including cyber-security), stress testing, regulatory, capital, emerging and other risks board risk committee

October June	– Country deep dive educational sessions on: – Chile – Peru and Mexico	risk committee
Quarterly	Competitive review – Competitive review of the bank and its Canadian competitors	board
Quarterly June	Technology and cyber-security – Presentation on enterprise cyber-security program update and progress report – Presentation on technology and operations	risk committee board
November	Global privacy legislation – Presentation from external speaker on privacy legislative developments and trends and the key elements of the bank’s privacy program	audit and conduct review committee
November February June August

Corporate governance and board practices

–   External speaker presentation on board practices

–   Presentation on the subsidiary governance annual report

–   Updates on corporate governance developments, including diversity disclosure, the shareholder primacy debate, board and corporate culture, virtual annual meetings, board governance during a crisis and stakeholder engagement

–   Discussion on the bank’s shareholder engagement program

board corporate governance committee
January April June

Investor relations

–   Reports on key investor issues impacting stock performance, investor relations activities, investor relations strategy and rating agency views

–   Presentation on Investor Day held in Chile

board
February

Disruption in financial services

–   Internal and external speaker presentation on drivers of value generation in the changing industry landscape and specific banking areas more heavily impacted by disruption board
February August

Geo-political issues in Pacific Alliance countries

–   External speaker presentation on the Pacific Alliance countries and the geo-political issues and impacts in the bank’s footprint

–   External speaker presentation on the post-COVID-19 outlook in the Pacific Alliance countries board
February May October	Data and data risk – Presentation on the bank’s data protection program – Deep dive on data risk – Discussion with the Chief Risk Officer on the bank’s data and data risk	board risk committee board
April October

Anti-money laundering/anti-terrorist financing (AML/ATF) and sanctions training

–   Educational training on the regulatory landscape and our obligations in AML/ATF and sanctions

–   Training on trends, emerging risks and key areas of focus for the bank and the industry board
Quarterly	– Presentation on the bank’s AML/ATF program	risk committee
May June July August September October

Video education series

–   Video series for the 2020 Board Cyber Awareness Program, including six parts covering: general IT knowledge and knowing our attackers; social engineering and social media privacy; viruses, malware and ransomware and passwords; identity theft; mobile device security and travel security; and securing our cloud and data protection board
May	Economic outlook – Discussion with the bank’s Chief Economist on his economic outlook	board
June	Fireside chat – Conversation with a business leader, who is also a client, on post-COVID-19 recovery and economic outlook	board

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BOARD ASSESSMENT

The corporate governance committee is responsible for our annual formal board assessment. The committee oversaw the board assessment, which is a robust, three-part process and concluded that the board and its committees were performing well. Through questionnaires, interviews and a summary report that culminates in the development of an action plan, the board can ensure that it is focusing its attention on topics that are key in reviewing board and director performance. Each year, the assessment process includes a focus on forward-looking priorities, including how the board should effectively fulfill its oversight responsibilities in light of evolving regulatory expectations. This year, particular attention was paid to board operations and effectiveness during COVID-19, including considerations on how the board can emerge from the pandemic with stronger practices as it reviews areas for continual improvement.

Questionnaire

•	developed by the Chairman and the corporate governance committee chair to reflect annual priorities and approved by the corporate governance committee prior to distribution
•	included specific and open-ended questions for feedback on a range of topics including the board’s access to, and communications with, management
•	solicited views on the effectiveness of the committees
•	addressed board communication and other operational matters
•	asked for directors’ views on how the board deals with strategic issues and risk
•	sought feedback on the board’s relationship with the Chairman
•	submitted centrally to the Corporate Secretary to preserve confidentiality
•	used the responses to form the basis of the personal interviews with directors

Interviews

director-Chairman interviews

•   conducted individually to facilitate candid feedback about board effectiveness, committee performance, individual performance, governance and noteworthy issues relating to board effectiveness or operations or themes raised in the confidential questionnaire results

•   addressed directors’ views on succession matters for key roles on the board, including potential Chairman and committee chair successors

•   provided an opportunity to comment formally on management’s engagement with the board

•   facilitated a process so that directors could comment on their peers’ contributions to the board and its committees, and any concerns they may have

•   inquired on what directors consider their key contributions to be and solicited views on how the board addressed various matters throughout the year; this calls on directors to be introspective and consider how they as individuals, and collectively as a board, can improve director-corporate governance committee chair interviews

•   conducted individually to facilitate candid feedback about board effectiveness, committee performance, individual performance, noteworthy issues relating to the board and its operations as well as themes raised in the confidential questionnaire results

•   discussed views on the board’s continuing education and orientation program and suggestions for improvement

•   provided an opportunity to comment formally on the Chairman’s performance and provide constructive feedback for the Chairman

•   addressed directors’ views on potential Chairman and committee chair successors at this time and in the future management-Chairman interviews

•   interviewed members of the bank’s operating committee for their views on board-related matters and to provide directors with management input as part of their deliberations on board effectiveness and future considerations

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Reports

to the corporate governance committee

•   presented by the committee chair for discussion and feedback

•    committee chair and Chairman reviewed the results and developed proposed recommendations and considerations for action in the coming year for the board

to the board	• presented by the Chairman and corporate governance committee chair • included recommendations and considerations based on the results

Follow-up

•   committee chair and Chairman developed an action plan to address issues, monitor progress and report back

•   action plan involves working with other committee chairs and management as appropriate

•    progress on action plan is a regular agenda item at corporate governance committee meetings until all items are satisfactorily addressed

The board reviews the assessment process annually and revises it as necessary to reflect director feedback, evolving governance rules, best practices and any changes to the board mandate and committee charters. The board’s process and the attention to the action plan results in the assessment being an ongoing exercise, enabling the board to continually review and assess its effectiveness. It may periodically retain an independent advisor to facilitate this assessment. Directors are also encouraged to approach the Chairman and the corporate governance committee chair at any time with comments or concerns.

Committee reports

The members listed are as at October 31, 2020.

AUDIT AND CONDUCT REVIEW COMMITTEE

Una Power (chair, financial expert)

Scott Bonham

Charles Dallara

Lynn Patterson

Michael Penner

Aaron Regent (financial expert)

Susan Segal

Benita Warmbold (financial expert)

All members are financially literate within the meaning of the CSA rules.

meetings: 5

At each meeting, the committee:

•  met separately with the Chief Financial Officer

•  met separately with the Chief Compliance Officer

•  met separately with the Chief Auditor

•  met separately with the external auditor

•  met in camera without management present

The committee conducted a thorough assessment of its performance against its mandate and is satisfied that it carried out its duties and responsibilities.

The audit and conduct review committee is primarily responsible for overseeing the integrity of our financial reporting, compliance, standards for ethical behaviour, conduct and conduct risk management, internal control functions and has a direct relationship with the external auditors.

Fiscal 2020 key responsibilities and highlights:

Financial reporting

•   as part of the regular review of the bank’s performance and capital plan, monitored the impact of:

–   the COVID-19 pandemic and the enactment of business continuity plans (BCP)

–   acquisitions and divestitures

–   provisions for credit losses (PCLs) and allowance for credit losses (ACLs)

–   capital and expense management

•   reviewed the bank’s quarterly and annual reporting and satisfied itself that they present the financial position fairly as part of our rigorous disclosure review procedure

•   supported the bank taking a leading position on climate-related financial reporting

Compliance oversight

•   held executives accountable for audit and regulatory matters related to their business lines

•   reviewed quarterly reports on our global compliance programs

•  reviewed reports from regulators across the bank’s footprint

•   reviewed the impact of changing regulations and regulatory expectations on the bank’s business and followed guidance of regulators and governments to address COVID-19 impacts and reviewed government relief programs

•   reviewed updates on BCPs, with a focus on WFH arrangements, relief programs and digital transformation in light of COVID-19

•   reviewed reports on legal matters and discussed significant legal actions with the General Counsel and the Deputy General Counsel, including emerging legal risks

•   received education on global privacy legislation updates and trends

Culture and conduct review

•   set relevant and meaningful standards of conduct and ethical behaviour, by reviewing and recommending for approval the bank’s anti-bribery and anti-corruption policy and code of conduct

•   monitored enterprise conduct risk by overseeing the creation and results of a COVID-19 ScotiaPulse employee survey

•   continued to evolve its oversight of conduct and conduct risk management through regular reviews of reports on customers, employees and market conduct

•   reviewed reports covering related party transactions and the bank’s compliance with the self-dealing provisions of the Bank Act and Sarbanes-Oxley Act of 2002

•   reviewed the bank’s complaints and incidents report each quarter and the ombudsman’s reports

62	Scotiabank

GOVERNANCE

•   reviewed the President and CEO’s annual declaration of employee, director and officer compliance with the code of conduct

•   reviewed and recommended for board approval the directors’ report to OSFI on conduct review activities handled in the past fiscal year

•   met with the Financial Consumer Agency of Canada (FCAC) on COVID-19 bank relief measures, complaint reporting and market conduct oversight, among other industry trends

Internal controls

•   reviewed and monitored our internal control framework, including approving our internal control policy and internal audit third party risk management policy, with a focus on the impact of remote working on internal control over financial reporting

•   reviewed the annual effectiveness of the Dodd-Frank compliance program

•   communicated directly with internal audit

External auditors

•   reviewed the pre-approved services to be performed by the external auditors

•   reviewed the audit plan for scope and areas of focus and approved the amendment to the audit plan to accommodate testing of new COVID-19 processes and to increase flexibility to pivot to address high risk areas or regulatory concerns. Oversaw the audit, which included the auditors’ opinion on the effectiveness of our internal controls over financial reporting

•   reviewed the audit fees including the proportion for audit services versus non-audit services

•   performed a comprehensive external auditor assessment of the auditors’ performance. Concluded that given the scope and location of services required, and the quality of service received by the bank, the audit process should not be tendered at this time and the auditors should be recommended for reappointment

•   recommended a change in lead audit partner due to mandatory rotation term limits

Oversight of finance, compliance and internal audit functions

•   reviewed and discussed the quarterly internal audit reports. Reviewed the audit strategy. Approved the annual audit plan and reviewed areas of focus

•   retained an independent third party to review the effectiveness of our global compliance function

•   approved the mandates of the Chief Financial Officer, Chief Compliance Officer and Chief Auditor and assessed each officer’s effectiveness and performance review

•   in recognition of the importance and breadth of the mandate, recommended that the Chief Financial Officer be appointed at the group head level

•   oversaw the appointment and transition of the role of Chief Compliance Officer

•   oversaw the independence of the finance, compliance and internal audit departments, assessed the effectiveness of the departments and reviewed their succession plans, mandates, budgets, organizational structures and resources

CORPORATE GOVERNANCE COMMITTEE

Nora Aufreiter (chair)

Scott Bonham

Michael Penner

Aaron Regent

Indira Samarasekera

meetings: 8

At each regularly scheduled meeting, the committee met in camera without management present.

The committee conducted a thorough assessment of its performance against its mandate and is satisfied that it carried out its duties and responsibilities.

The corporate governance committee serves as our nominating committee and oversees our board assessment process. It informs the board on our approach to shareholder engagement, oversees our Sustainable Business (environmental, social and governance) strategy and reviews how we may enhance our governance standards, consistent with changing regulations and emerging best practices.

Fiscal 2020 key responsibilities and highlights:

Board composition and succession

• reviewed board and committee composition and the required skills and attributes to have a high-functioning board

• reviewed the director skills matrix so that it reflects the required skills, experience and competencies

• undertook succession planning as part of its forward-looking agenda

• reviewed potential director candidates and recommended Ms. Patterson and Mr. Rovinescu as new directors. Ms. Patterson was appointed in September 2020 and Mr. Rovinescu was appointed in November 2020.

• recommended to the board for approval the appointment of Mr. Babatz as risk committee chair given the resignation of Dr. Macklem

• continued to expand and develop the evergreen list of potential director candidates

Director orientation and education

• oversaw a comprehensive director orientation and education program, including hearing from leaders in digital disruption and geo-political issues, with the required adaptations to address COVID-19 restrictions on in-person meetings. Offered continuous education for directors on several different platforms

• recommended to the board for approval an amended Guideline on Directors’ Orientation and Continuing Education and oversaw the appropriate onboarding of two new directors in a virtual setting

Management proxy circular	63

Core purpose including environmental and social oversight

• discussed the bank’s renewed core purpose and how it will be implemented in the new remote working environment

• reviewed the bank’s Sustainable Business strategy, priorities and reporting, including the ESG Report and the Public Accountability Statement, and international trends in this area

• monitored the bank’s environmental and social priorities throughout the year including increased investments in communities, our employees and the environment in light of COVID-19 and other social justice issues

Subsidiary governance

• reviewed our subsidiary governance strategy, including internal reports and regulatory reviews

• updated the subsidiary governance policy and oversaw its implementation in the bank’s subsidiaries globally

• discussed relevant governance developments in the bank’s subsidiaries with the Chief Corporate Governance Officer

Stakeholder engagement

• oversaw our stakeholder engagement program including how shareholder feedback is considered and addressed

• reviewed areas of focus for shareholders globally and shareholder engagement trends and met with various stakeholders on relevant governance issues and trends, including diversity and inclusion, human capital management, climate change and other ESG issues

Board, committee and director assessment

• oversaw the board, committee and director assessment process to confirm that the board is performing effectively and to identify opportunities as part of its continuous improvement mindset

Continuous improvement of our governance standards and practices

• further enhanced our corporate governance practices with a view to global priorities for financial institutions such as oversight of non-financial risks, including culture and conduct

• in response to COVID-19, increased focus on the board engagement with management and other stakeholders while executing its core duties through enhanced board oversight, including special meetings and regular updates on relevant topics, including employee health and safety and workplace re-entry

• recommended revising the board diversity policy to include additional diversity criteria

• oversaw the first-ever virtual annual general meeting, allowing shareholders to participate and vote at the meeting given the government and health restrictions associated with COVID-19

• reviewed director compensation and equity holding requirements and, taking into account the impact of COVID-19, concluded that compensation levels and equity holding requirements should remain static

• recommended that directors’ travel fees be forfeited for the fourth quarter given the inability to conduct in-person meetings

• reviewed the Chief Auditor’s annual report on the bank’s governance framework, which was also reviewed by the audit and conduct review committee

HUMAN RESOURCES COMMITTEE

Scott Thomson (chair)

Nora Aufreiter

Guillermo Babatz

Una Power

Aaron Regent

Indira Samarasekera

Benita Warmbold

meetings: 8 (including one joint session with the risk committee)

At each regularly scheduled meeting, the committee:

•   met separately with its independent advisor

•   met in camera without management present, except for one meeting where it was determined it was not required

The committee conducted a thorough assessment of its performance against its mandate and is satisfied that it carried out its duties and responsibilities.

The human resources committee is responsible for overseeing our human resources and compensation program and practices (total rewards including salary, incentive plans, pension plans and benefits and our executive compensation program specifically), leadership succession and the performance management of the President and CEO.

Fiscal 2020 key responsibilities and highlights:

Compensation philosophy and human resources policies and practices

• reviewed our compensation policy, executive compensation practices and program design to continue to retain and attract talent

• oversaw the continuous alignment of our pay-for-performance strategy and risk appetite

• oversaw the evolving strategy, design, effectiveness and competitiveness of our benefits programs globally, including initiatives during the pandemic, contributing to our position as an employer of choice

• reviewed the funding, performance, governance and investment strategy of the bank’s global pension plans as stewards of our employees’ retirement planning

• reviewed the implementation of various employee support programs during COVID-19

• reviewed various compensation policies in keeping with evolving regulatory expectations and governance best practices

Compensation governance

• reviewed the impact of changing regulations and regulatory expectations on our employment and compensation practices and reporting, including best practices of the Financial Stability Board (FSB), IIF, European Banking Authority, Financial Conduct Authority, Prudential Regulation Authority, CCGG, and proxy advisory firms such as Institutional Shareholder Services and Glass Lewis

64	Scotiabank

GOVERNANCE

• reviewed updates on key human resources- and compensation-related regulatory developments, including a report on gender-related legislation and trends in Canada, the United States and the United Kingdom

• met with the bank’s Chief Auditor to discuss the independent review of our executive compensation program. The Chief Auditor’s assessment concluded that it aligns with the FSB Principles for Sound Compensation Practices and Implementation Standards

Managing compensation risk

• reviewed and approved material compensation plans

• reviewed an enhanced risk adjustment process applicable to year-end incentive pools and payouts to strengthen and document the evaluation of all current and future risks, particularly considering the United Kingdom and Ireland regulatory expectations

• met with the risk committee to jointly review:

–   risks and rewards associated with the design and funding of our material compensation plans, including a discussion with the Chief Risk Officer

–   changes to the annual incentive plan

–   employee conduct through reports from the compensation review committee, including any decisions related to adjusting individual compensation

Executive compensation

• oversaw all aspects of our executive compensation program and our material incentive plans

• reviewed regulatory, governance, executive compensation trends and evolving practices and the impact of COVID-19 on the bank’s compensation structure

• assessed the performance of the senior leadership team and recommended the compensation for the President and CEO, control function heads and all other officers at the level of executive vice president and above

• reviewed the design and funding of our material incentive plans to capture a holistic assessment of the bank’s performance and reflect best practices and proxy advisor input

Leadership and succession planning

• reviewed and approved the mandates for all executive roles including control function heads

• assessed the President and CEO’s performance against his approved mandate and performance objectives

• oversaw the leadership strategy, including gender diversity as an overarching goal

• oversaw and discussed the bank’s succession planning processes and strategies with a view to building bench strength across our footprint and across all roles

• ensured continuous leadership and stability by reviewing designates and emergency replacements for the global organization in the current COVID-19 pandemic

• supported talent redeployment during the current COVID-19 pandemic

• reviewed our diversity and inclusion initiatives, the building of a diverse talent pipeline for the executive level and our progress on our Canadian and global targets at the VP+ level

• oversaw immersive leadership development for senior leaders, including comprehensive assessments and a global executive program

• as part of board and committee meetings and director education sessions, had significant exposure to, and interaction with, a diverse group of senior leaders to gain greater visibility into the bank’s leadership pipeline

Management proxy circular	65

RISK COMMITTEE

Guillermo Babatz (chair)

Charles Dallara

Lynn Patterson

Aaron Regent

Susan Segal

Scott Thomson

meetings: 7 (including one joint session with the human resources committee)

At each regularly scheduled meeting, the committee:

•  met with the audit and conduct review committee chair, who attended the meeting in full

•  met separately with the Chief Risk Officer

•   met separately with the Chief Anti-Money Laundering Officer

•   met in camera without management present

Mr. Babatz was appointed as risk committee chair in May 2020. He succeeded Dr. Macklem who resigned from the board following his appointment as Governor of the Bank of Canada.

The committee conducted a thorough assessment of its performance against its mandate and is satisfied that it carried out its duties and responsibilities.

The risk committee is primarily responsible for risk oversight and advising executive management on highly sensitive matters and major strategic issues as they relate to the bank’s risk appetite framework.

Fiscal 2020 key responsibilities and highlights:

Risk oversight

• reviewed and approved our significant financial and non-financial risks from an enterprise-wide perspective, and throughout COVID-19, spent additional time with management on credit, capital and liquidity risks

• focused on non-financial risks in light of COVID-19 and regulatory trends and developments

• reviewed and approved significant country, industry, market and portfolio risks and limits

• reviewed quarterly enterprise risk reports on the bank’s risk profile, and discussed the top and emerging risks facing the bank, including regular COVID-19 updates and stress testing results

• dedicated significant time to a review of technology, cyber-security and operational risks, with a focus on our data loss prevention program, data governance and reporting, enterprise cyber-security program

• increased focus on government assistance and customer relief programs

• met with executives to discuss risk considerations, exposures and commercial initiatives against their strategies and plans, including BCPs

• reviewed data risk and governance of the oversight of such risk in line with increased regulatory focus on data risk

• reviewed and recommended for approval our crisis management resolution plan

Risk appetite framework

• reviewed our enterprise risk appetite framework and its alignment with our strategic plan, and recommended this framework, along with the enterprise-wide risk management framework, to the board for approval

• reviewed a report on COVID-19 initiative decisions approved through the COVID New Initiative Risk Assessment process

• reviewed significant risk management frameworks

Risk culture

• received updates on evolving regulatory expectations surrounding risk culture

• reviewed the bank’s risk culture initiatives in the COVID-19 environment including strengthening business compliance capability, oversight of reputational risk, third party supplier risk, technology and cyber-security risk, data risk and evolving the bank’s culture

• reviewed the bank’s Risk Culture & Conduct Risk Management Summary Framework

• reviewed initiatives to de-risk the bank including refocusing the bank’s footprint

Compensation risk

• met with the human resources committee to jointly review:

–   performance assessments of the bank’s finance, compliance, risk, anti-money laundering and audit heads

–   key elements of our executive compensation program, including plan design, targets, metrics and potential payouts

–   risks associated with executive compensation, incentive plans, the business performance factor and incentive awards. Concluded an assessment with the Chief Risk Officer that no risk adjustment was required given that risks were within the bank’s appetite

Oversight of risk and anti-money laundering functions

• reviewed updates on our BCPs, including WFH and employee and customer safety updates, and their effectiveness

• reviewed regular reports about our anti-money laundering and anti-terrorist financing programs including COVID-19 impacts

• approved the mandate of the Chief Risk Officer and Chief Anti-Money Laundering Officer, and assessed each officer’s effectiveness and performance reviews

• oversaw the independence of the global risk management and anti-money laundering departments, assessed the effectiveness of the departments, reviewed their succession plans and approved their mandates, budgets, organizational structures and resources

66	Scotiabank

3	Executive Compensation

At Scotiabank, our goal is to share information with our shareholders that is clear and relevant, to help you understand our executive compensation program and our compensation decisions in 2020. This section discusses our compensation program and the processes we follow when making appropriate compensation decisions that are tied to our performance and our risk appetite.

OUR NAMED EXECUTIVES

Brian J. Porter President and Chief Executive Officer

Rajagopal Viswanathan Group Head and Chief Financial Officer

Ignacio “Nacho” Deschamps Group Head, International Banking and Digital Transformation

Jake P. Lawrence CEO and Group Head, Global Banking and Markets

Dan Rees Group Head, Canadian Banking

Dear fellow shareholders,	Message from the chair of the human resources committee

On behalf of the human resources committee and the board, I am pleased to share with you our approach to executive compensation, including the framework we used to make pay decisions for our President and CEO and other named executive officers for 2020. We have a compensation philosophy that supports our performance-oriented culture and our goal of delivering strong, predictable and consistent results to our shareholders over the mid to long term, without encouraging excessive risk-taking.

The COVID-19 pandemic has created unprecedented challenges for our customers, employees, shareholders, the communities in which we operate and the global economy. The pandemic-related challenges that we faced in 2020 impacted the bank’s ability to achieve previously-set financial performance targets, resulted in an uneven impact on our different business lines and a substantial level of coordinated effort was required of our employees across our global footprint to continue to serve our customers and communities. As a result, the committee’s determination of the bank’s performance this year has also been very difficult. Nevertheless, the committee remains committed to ensuring that our executives’ compensation is strongly linked to corporate performance and has a direct relationship to the contributions our executives make toward the achievement of overall results.

Our objective is to have a compensation program that is clear, easily communicated and understood by our employees, shareholders and other stakeholders. Specifically, our compensation strategy centres around five goals:

•	focusing executives on the mid to long term by paying out compensation over time and making the majority of compensation equity-based
•	ensuring all compensation programs and pay decisions follow sound risk management principles and prudent practices
•	reinforcing the accountability of executives by making a significant portion of pay variable and making pay decisions that are based on performance and free from bias
•	supporting the bank’s goals by paying for performance against the same metrics we use to drive performance for our shareholders
•	designing programs that are fair, compliant and in line with the companies with which we compete for talent.

We believe in the importance of managing compensation risk, and the flexibility to apply judgment, when appropriate, in determining the final pay-for-performance decisions. While our incentives begin with a formula, we believe shareholders are best served by the committee applying judgment to the final assessment, including making considered decisions to adjust payouts up or down when appropriate. This year, the committee considered a holistic perspective of the bank’s performance when making its decisions, taking into account not only our financial and customer results, but also the impact of actions taken to support our customers, communities and employees as a result of the COVID-19 pandemic, and to position the bank for the future.

Management proxy circular	67

EXECUTIVE COMPENSATION

Scotiabank’s achievements this year

The pandemic has had a profound effect, not only on the global economy, but also on the customers and communities we serve, our employees and indeed society in general. To continue to effectively serve our customers and support our employees and communities has required business continuity planning and operational resilience unlike anything previously experienced by the bank. The significant and wide-ranging impact of the pandemic has required the committee to evaluate our financial performance considering the additional expenses and provisions for credit losses directly resulting from the pandemic. We have also expanded our evaluation of performance beyond the financial and customer measures that form the basis of our annual performance evaluation to also consider both what has been achieved from an operational point of view to support key stakeholder groups – customers, communities and employees – and also the resilience of our operations and how this has been achieved in a way that has preserved the business continuity of our bank, while still recognizing the impact on our shareholders.

In 2020, Scotiabank continued to focus on our customers, communities and employees while remaining operationally resilient during the COVID-19 pandemic. It’s important to recognize that while our share price is not where we want it to be – our executive management team is committed to producing consistent earnings growth in order to provide better returns to our shareholders. The bank finished the year with strong capital liquidity ratios and has reserved conservatively for estimated future loan losses. We stayed true to our strategic priorities of Customers First, Winning Team and Lead in the Americas in a time of uncertainty by:

•	completing a multi-year Strategic Re-Positioning Program, including exiting over 20 non-core businesses and/or countries since 2013
•	deploying capital to sharpen our focus in wealth management and our Pacific Alliance businesses
•	demonstrating strength and resiliency in key capital and liquidity levels, and building a prudent level of allowance for credit losses
•	strengthening our Common Equity Tier 1 capital ratio and liquidity coverage ratio, to position us well to continue to support our customers and grow across our global footprint
•	maintaining our dividend to shareholders at pre-pandemic levels
•	achieving accelerated progress in all of our digital metrics resulting in Best Bank in North America for Innovation in Digital Banking award by The Banker magazine
•	building best in class customer relief programs by leveraging our investment in digital, including:
•	rapidly deploying customer relief programs through $60 billion in lending products, including support to our retail, small business and commercial banking customers
•	leading the industry in negotiations with the federal government and Export Development Canada on the creation, launch and sustainment of the Canada Emergency Business Account (CEBA) program
•	bolstering accessibility and reach of our mobile app and online channels to support our customers and our employees throughout the pandemic
•	keeping, on average, 98% of our branches in Canada and approximately 90% across our international footprint open through the COVID-19 pandemic to continue serving our customers
•

focusing our philanthropic investments of more than $16 million to support people and communities most at risk during the pandemic, including direct contributions to COVID-19 relief, as well as support for hospitals and healthcare professionals

•	not implementing employee furloughs or mandatory time-off; instead, we continued to support our employees with enhanced benefits and pay (for those in select customer-facing roles)
•

taking extensive measures to ensure the safety and wellbeing of our employees, including providing access to medical support and advice (on-site and virtually), prioritizing mental health supports, and providing additional paid personal days in a number of countries

•	successfully enabling 80% of our non-branch employees globally to work from home with minimal disruption.

The bank launched several new initiatives to support the health and financial wellbeing of employees across our global footprint, to which our employees’ response has been extremely positive and resulted in increased engagement across the organization. Scotiabank has been externally recognized for its leadership throughout the COVID-19 pandemic and beyond. Most notably, the bank has been:

•

named Canadian Bank of the Year by The Banker magazine, for the second year in a row. Bank of the Year winners are judged on their ability to deliver returns, gain strategic advantage, and serve their markets

•	awarded the Best Bank in North America for Innovation in Digital Banking by The Banker magazine earlier this year
•	ranked first in 2020 Canada Online Banking Satisfaction Study by J.D. Power
•	placed third in the industry based on retail banking customer experience, as measured by the Competitive Net Promoter Score (NPS)
•	recognized for its Outstanding Crisis Leadership in 2020 by Global Finance magazine, in recognition of our superb support for customers, employees, and communities during the pandemic
•

named National Corporation of the Year by CGLCC, Canada’s LGBT+ Chamber of Commerce, as part of CGLCC’s Business Leadership Awards acknowledging support of Canada’s LGBT+ community as well as the work we do to enable the development of LGBT+ businesses and professionals, and #10 (Top 25) in the Refinitiv Top 100 Most Diverse and Inclusive Organizations globally.

2020 all-bank business performance factor and performance share unit factor

COVID-19 has and continues to materially impact the markets in which we operate. While our retail banking businesses in Canada and international markets were adversely affected by the pandemic, the bank’s performance was aided by strong results in Global Banking and Markets and Wealth Management. For compensation purposes, 2020 results were below target on three of four measures, where our targets were set in the pre-pandemic environment.

	2020 target	2020 performance for compensation purposes		performance vs. target
Earnings per share[1]	$7.07	$5.36		below target
Return on equity[1]	13.3%	10.4%		below target
Operating leverage[1]	0.5%	(0.6%	)	below target
Customer	100	104		above target
1.	2020 performance for compensation purposes is on an adjusted basis – please refer to page 115. These terms are not defined under Generally Accepted Accounting Principles (GAAP) (see page 114).

68	Scotiabank

EXECUTIVE COMPENSATION

To determine the final business performance factor, the committee considered the impact of the COVID-19 pandemic that resulted in a significantly higher provision for expected credit losses on performing loans and the costs incurred to support our front-line employees and branch operations, additional benefits and allowances for our employees, technology investments to enable work-from-home, as well as equipment and services to safeguard the wellbeing of our customers and employees. The committee also considered the bank’s operational resilience and specific achievements in supporting our customers, communities and employees throughout the pandemic. These results are reflected in our business performance factor of 88 in 2020. The business performance factor of 88 includes a -3 negative adjustment applied by the committee having reviewed the bank’s relative performance.

Although this business performance factor was determined by the committee to reflect a fair and accurate assessment of the bank’s overall performance and the individual performance of our top executives was strong, the committee deemed it appropriate to apply further downward discretionary adjustments to the total variable compensation of our President and CEO and other named executive officers (NEOs). While assessments of critical, strategic, business unit and leadership goals that form individual performance was strong, if these individual performance factors were applied in the normal manner to determine total variable compensation awards, it would have had a significantly positive impact on the President and CEO’s and other NEO’s incentive determination. Instead, negative discretionary adjustments were applied to deliver year-over-year compensation changes that recognize the broader context of the pandemic impact on all stakeholder groups, the regulatory environment and the performance of different business units. The compensation determination for our NEOs is described in more detail in the individual compensation summaries found on pages 95 to 101.

The performance factor in our mid-term incentive, which is based on our three-year total shareholder return (TSR) and three-year average return on equity (ROE), was 78 (or 22% below target). Our annualized three-year TSR of -19.9% was below the median of our performance comparator group, and our three-year average ROE was below target. The committee reviewed these results and concluded that the calculated performance factor of 78 appropriately reflects the plan’s objective of aligning our executives’ deferred compensation with the shareholder experience.

President and CEO performance and compensation

Throughout the year, Mr. Porter led the bank through the unfolding COVID-19 crisis, while continuing to manage a complex program of integrations and technology and operational initiatives to further drive the bank’s strategic focus. Notable aspects of Mr. Porter’s performance in fiscal 2020 include:

•	completing the bank’s strategic repositioning of its global footprint, including exiting over 20 non-core businesses and/or countries since 2013
•	enhancing the bank’s focus on core businesses and geographies – primarily in Global Wealth Management and the Americas businesses
•

increasing engagement with policy makers, customers, shareholders, government officials and regulators to assist the implementation of government programs and support measures for Canadian households and businesses during the pandemic and subsequent economic recovery

•	strengthening the core by completing and advancing key risk (including cyber, insider threat and data loss prevention measures) and regulatory initiatives
•	supporting employees throughout the pandemic with regular and detailed communications
•

achieving a 90% participation rate in the bank’s diversity survey with our representation of visible minorities and women exceeding labour market availability and an increase in representation of people who identify as Black, Aboriginal, LGBT+ and persons with disabilities since 2019

•

improving the depth and diversity of the bank’s leadership pool through coaching and development – particularly with regard to gender diversity, where the bank’s vice presidents and above are now comprised of 36% women globally (a 9% increase in the last 6 years) and 40% women in Canada (a 7% increase in the last 6 years)

•	progressing the bank’s focus on combating racism by joining the BlackNorth Board of Directors and signing the BlackNorth Initiative CEO pledge
•	advancing the bank’s position as a Leading Bank in the Americas by reshaping the strategic framework around three pillars: Customers First, Winning Team, and Lead in the Americas.

Mr. Porter’s performance at year end was assessed on the all-bank business performance as measured against the four corporate performance metrics above and his achievement of our key strategic and organizational deliverables, while also recognizing Mr. Porter’s strong leadership and performance during this time of crisis. Notwithstanding this level of personal performance, a downward discretionary adjustment was subsequently applied by the committee, resulting in a year-over-year decrease in Mr. Porter’s total variable compensation that appropriately reflects the broader impact of the pandemic on all stakeholder groups and the regulatory environment. The board awarded Mr. Porter total direct compensation of $9.869 million for his 2020 performance and contribution – 12% lower than his 2020 target, 7% lower than 2019 and 12% lower than 2018.

	2020 target	2020 compensation	2019 compensation	2018 compensation
Total direct compensation	$11,200,000	$9,869,000	$10,612,000	$11,200,000
% variable	88%	87%	88%	89%

Management proxy circular	69

CEO realized and realizable compensation

When outstanding equity awards are realized in the future, their value will be fully aligned with the shareholder experience and will reflect the success of the bank’s progress in its key strategic areas. Variable compensation makes up 88% of the President and CEO’s package and the realized value will fully reflect performance.

The payout of performance share units (PSUs) vested in 2020 is 68% of grant value and the 2010 stock options grant expired in December 2020 marginally above the grant strike price of $55.63. This demonstrates that our mid- and long-term plans are operating as intended, aligning the compensation of all our executives with our shareholders’ experience.

Additionally, the value of the President and CEO’s total equity ownership has depreciated since October 31, 2019 due to the bank’s share price decrease. The three outstanding PSU grants, as well as the outstanding stock option grants, are valued at less than the amount that was awarded and 4 of 10 stock options grants outstanding are below the grant strike price (as of the December 31, 2020 share price of $68.80).

Aligning executive pay with performance

Across the NEOs, total variable compensation for 2020 is lower than in 2019 in aggregate, and down further when the impact of the target increases agreed in December 2019 are removed, recognizing the experience of stakeholder groups and the regulatory environment. Further, across all executive officers, total variable compensation is also lower than in 2019. Similar to the CEO, the value of the total equity ownership for other NEOs has decreased since October 31, 2019 due to the bank’s share price decrease and the payout of PSUs vested in 2020 is 68% of grant value.

The composition of the 2020 NEO group reflects key leadership changes made since 2018. During this period, the board appointed Jake Lawrence as CEO and Group Head, Global Banking and Markets, Dan Rees as Group Head, Canadian Banking and Rajagopal Viswanathan as Group Head and Chief Financial Officer. These leadership appointments explain some of the growth in individual total compensation year-over-year, reflecting growth in targets as these executives develop in their respective roles; excluding the impact of previously committed target increases, total variable compensation awards are significantly down year-over-year. Thus, total variable compensation awards for these three executives and for Nacho Deschamps, Group Head, International Banking and Digital Transformation, are based on their 2020 total variable compensation target modified by the all-bank business performance factor of 88 and their individual performance, including an assessment of the performance of the business line or function they oversee, and may include a further downward discretionary adjustment that reflects the broader impact of the pandemic on all stakeholder groups and the regulatory environment.

Executive pay and environmental, social and governance (ESG) achievements

The committee recognizes the importance of environmental, social and governance factors in evaluating the bank’s performance and determining executive variable incentive awards. ESG metrics such as our customer score, employee engagement, culture, diversity and inclusion, and strong governance are included in the business performance factor and/or executives’ individual performance objectives and strategic deliverables. A wider set of measures, including the bank’s progress against a variety of ESG goals focusing on building and enhancing trust, climate change and economic inclusion for our customers and employees, will be introduced in 2021 as part of a new, comprehensive strategic and operational assessment of the bank’s performance.

2021 incentive plan changes

The committee approved changes to our 2021 executive total variable compensation plan to formalize the consideration of strategic and operational objectives in addition to the existing financial and customer metrics, as well as to streamline the profitability metrics used to determine total variable compensation awards.

On behalf of the human resources committee, I encourage you to take some time to read the compensation discussion and analysis, and invite you to vote on our approach to executive compensation at this year’s annual meeting. As always, we welcome your feedback, comments and questions at executive.compensation@scotiabank.com.

Sincerely,

Scott Thomson

Chair of the human resources committee

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EXECUTIVE COMPENSATION

Important things to know

We review the executive compensation program every year as part of our commitment to continuous improvement and refine it as appropriate to align more closely with our strategic objectives, and our focus on building shareholder value, mitigating risk and improving competitiveness. Our program reflects best practices and the feedback we hear from our many stakeholders, including our shareholders.

WE ARE COMMITTED TO BEST PRACTICES

Below, we describe our executive compensation governance practices which are reviewed on an ongoing basis for alignment with shareholder interests. Each year, the human resources committee reviews our practices against changing regulations and emerging best practices. The board approves the committee’s charter annually, including any enhancements to our processes and standards.

2021 Incentive plan changes

The Committee approved changes to the 2021 executive total variable compensation program to include the consideration of strategic and operational objectives, in addition to the existing financial and customer metrics, as well as to streamline the profitability metrics used to determine incentive awards and payouts.

Effective 2021, ROE will no longer be included in the business performance factor used as part of the determination of total variable compensation for senior executives but will continue to be used as a performance metric in our mid-term incentive plan. This change eliminates the overlap of ROE in both the annual and mid-term incentive programs. In addition, the EPS metric will be replaced by Net Income Attributable to Common Shareholders (NIACS) as the primary profitability measure, a simpler measure to focus our employees on and to align with market practice. The weightings will shift to 60% NIACS, 20% operating leverage and 20% customer.

In addition, the bank’s performance against strategic and operational objectives will be evaluated each year by the committee to determine whether the business performance factor should be modified based on this assessment.

WHAT WE DO

Pay for performance

▶	executive compensation is mostly variable and not guaranteed

▶	executive compensation is aligned with both individual and bank performance over the short, medium and long-term

▶	a significant portion of executive compensation is long-term, and linked to individual and bank performance at the time of grant and vesting

▶	payouts will be reduced (including down to 0) when performance is significantly below expectations

▶	compensation recommendations are reviewed from a gender perspective, to satisfy ourselves that decision-making is free from bias

Align with Scotiabank strategy

▶	compensation is linked directly to our strategy, using financial and non-financial performance metrics, and absolute and relative performance metrics

▶	payouts under various scenarios are reviewed when determining performance metrics for our incentive plans

▶	we require executives to have an ownership stake in Scotiabank, and our most senior executives are required to maintain their holdings for a period of time after they retire

Risk management

▶	we will claw back or require forfeiture of awards in situations of fraud, misconduct, inappropriate risk-taking or material misstatement of our financial results

▶	pay decisions are made within our risk appetite, considering projected capital ratios

▶	we cap payouts from our incentive plans

▶	we have double-trigger change-of-control provisions in our equity plans, requiring both a change of control and termination before any accelerated vesting of awards

▶	we have minimum deferral requirements for employees who have a material impact on risk

▶	compensation for control functions is tied to overall bank performance and not to the performance of the business line they support

▶	we have tools and processes to adjust compensation for risk and misconduct, if any

▶	we have a compensation review committee, supported by local conduct committees in our major countries, to conduct ongoing risk and conduct reviews and determine adjustments to compensation where appropriate

Strong and effective compensation governance

▶	our board has discretion to adjust incentive awards and payouts based on performance and risk outcomes

▶	we have a qualified, experienced and independent human resources committee that uses an independent advisor

▶	our human resources committee meets jointly with the risk committee to review all key elements of our material incentive plans

▶	both horizontal and vertical pay analyses are considered when determining the President and CEO’s compensation for the year

▶	shareholders have a “say on pay” and we engage in discussion with stakeholders

▶	there is an independent review of our compensation program and practices every year

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X    WHAT WE DON’T DO

▶	we do not reprice stock options or grant stock options at a discount

▶	the structure of our executive compensation program does not encourage excessive risk-taking

▶	we do not have individual change-of-control agreements

▶	we do not benchmark ourselves against companies that are significantly larger than we are

No hedging nor assignment

▶	executives are not permitted to use hedging to undermine the risk alignment in our compensation plans

▶	executives are not allowed to assign, pledge, or transfer their equity-based awards

No guarantees

▶	we do not guarantee a minimum level of vesting in our performance share unit plan

▶	we do not have employment agreements with multi-year guarantees

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EXECUTIVE COMPENSATION

Compensation discussion and analysis

1. Strategy

We are committed to delivering strong, consistent and predictable earnings to our shareholders over the mid to long term. The bank made significant progress against its long-term strategic agenda while continuing to deliver solid in-year results and investing in our businesses to enhance future growth. Fiscal 2020 was a pivotal year following the bank’s execution of its re-positioning efforts. The net effect of this program is a more clearly focused footprint, with enhanced earnings equality and an improved risk profile.

Our long-term strategic agenda advances the bank’s position as a Leading Bank in the Americas and is anchored by three pillars, all of which are aimed at delivering superior outcomes for our customers, employees, and shareholders. Progress highlights from each area are listed below:

•

Customers first: By putting our customers first, we’re helping them be better off today and tomorrow. The bank remains focused on building deeper and stronger relationships to better understand our customers and deliver exceptional service to meet their needs. Our goal is to make it easy to do business with us. Our internal Net Promoter System also allowed us to accurately identify and address effects on customer satisfaction and support our employees’ service record volumes as a result of COVID-19. Our team continued to unveil new functionality for customers, like Interac e-Transfer® for Business and simplified digital banking with new resources for seniors despite COVID-19. Moreover, Scotiabank achieved a top spot in J.D. Power’s 2020 Canada Online Banking Satisfaction Study and won the Retail Banking Security Innovation of the Year Award by Retail Banker International.

•

Winning Team: We aspire to become a workplace of choice for the diverse communities that we serve, and the bank continues to enhance the depth and diversity of its leadership pool. Moreover, thanks to strong employee participation, we had a 90% completion rate of our recent diversity survey in Canada up from 63% in 2019, and we have plans to roll out the survey on a global basis.

•

Lead in the Americas: Our repositioned bank generates more than 85% of its earnings from six key countries – Canada, the United States, Mexico, Peru, Chile and Colombia – with significant room for growth. Business conditions continue to improve across our Latin America footprint, although some challenges remain due to the timing and uneven impact of the recovery from the pandemic. Our outlook today is certainly more positive and has improved, and we remain confident in the markets in which we operate and the investments we have made. In parallel, the bank exited several non-core businesses and geographies. The net effect of this strategic re-positioning – which is now substantially complete – is a more clearly focused footprint, with enhanced earnings quality and an improved risk profile.

Our compensation strategy

Our executive compensation strategy supports our goal of delivering strong, consistent and predictable results to shareholders over the longer term. We pay for performance, with a strong emphasis on variable incentive compensation.

Our compensation program is built with five goals in mind:

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REINFORCING ACCOUNTABILITY

by clearly aligning compensation with individual and corporate performance

Most of what we pay our executives is awarded as variable compensation tied to short, medium and long-term performance and is not guaranteed.

We set performance ranges for total variable compensation so executives earn more when performance is strong and less when performance is down. The aggregate total variable compensation is funded by bank performance (both absolute and relative to our peers). Each executive’s performance factor determines the amount of the total variable compensation paid to each executive and is a combination of the business performance factor and an individual performance factor.

Compensation mix

The human resources committee establishes a target compensation mix for each executive based on three criteria:

•   the executive’s ability to affect results over the longer term – more senior roles have a higher percentage allocated to mid- and long-term incentives, which are equity-based and linked to longer-term performance

•  market practice for similar positions in our compensation comparator group

•   regulatory requirements to defer incentive awards.

Deferred compensation at risk

At least eighty percent (80%) of deferred variable compensation is fully at risk, either directly through a formula or through application of discretion by the board to adjust the calculated performance factor.

SUPPORTING OUR STRATEGY

by assessing performance for compensation purposes against the same financial and non-financial metrics we use to drive performance for our shareholders

We link executive compensation directly to our strategy by incorporating key performance indicators into our total variable compensation. Several of the indicators specifically align to our focus priorities.

Absolute performance is measured against the objectives in our business plan. Relative performance is measured compared to our performance comparator group.

ROE measures how efficiently we earn profits on behalf of our shareholders and is included in determining the bank’s 2020 business performance factor and the PSU performance factor to focus our executives on increasing shareholder value over the short, medium and long term.

Effective 2021, ROE will no longer be included in the business performance factor used as part of the determination of total variable compensation for senior executives but will continue to be used as a performance metric in our PSU plan. This change eliminates the overlap of ROE in both the annual and mid-term incentive programs. In addition, the EPS metric used in our business performance factor will be replaced by NIACS as the primary profitability measure in 2021.

Operating leverage and ROE are not defined terms under generally accepted accounting principles (GAAP) and may not be comparable to similar terms used by other financial institutions (see page 114).

Pay at Risk: 80% of deferred variable compensation is awarded in performance share units (PSUs). The PSU payout factor range is 0% to 125%, based on a formula described on page 90 and subject to final board determination

Time vesting: 20% of deferred variable compensation is awarded in stock options

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EXECUTIVE COMPENSATION

Key performance indicators	How they are used in our incentive plans	How they support our strategy

Financial metrics
Return on equity	• absolute performance	increase shareholder value
Earnings per share (replaced by NIACS effective 2021)	• absolute performance • adjustment factor for relative performance using earnings per share growth	increase shareholder value by increasing earnings
Operating leverage	• absolute performance • adjustment factor for relative performance	reduce structural costs by measuring the difference between our growth in revenue and growth in expenses
Revenue	• adjustment factor for relative performance using revenue growth	increase shareholder value by creating and growing new business relative to our peers
Net income	• adjustment factor for relative performance using net income growth	increase shareholder value by improving profit growth relative to our peers
Total shareholder return	• relative performance	increase shareholder value by measuring our share performance compared to our peers
Non-financial metrics
Customer	• absolute and relative performance	focus on customers by measuring customer advocacy and their likelihood to recommend us. We use Net Promoter System (NPS) to measure customer advocacy and reinforce sustainment of positive customer experiences

EMPHASIZING THE LONG TERM

by paying compensation out over time

A key aspect of our executive compensation design is that a significant portion of executive compensation is deferred and aligned with our share price. We believe that having a longer-term personal investment in the bank aligns the interests of executives and shareholders, encourages our executives to make decisions that increase shareholder value over time and, at the same time, discourages them from taking undue and excessive risks.

The ultimate value of our long-term incentive awards depends on our long-term performance. The largest portion of executive compensation is equity-based, which vests and pays out over three to 10 years. Executives can also choose to defer some or all of the cash portion of their total variable compensation award by taking it as deferred stock units (DSUs), which they must hold until they leave the bank.

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Share ownership requirements

We require our executives to hold equity in the bank to make sure their interests are aligned with those of shareholders. Share ownership requirements vary by level, and our most senior executives must maintain their ownership for a period of time after they retire. First-time appointed executives have five years to meet their initial share ownership requirements; upon promotion to a more senior level, the executive has three years to meet their new additional holding requirement. Common shares, outstanding DSUs, PSUs and holdings through our Employee Share Ownership Plan (ESOP) all count towards meeting the requirement.

Share ownership requirement
CEO	8x base salary – must hold for two years after retirement
Group heads	5x base salary – must hold for one year after retirement
Co-Group heads, Global Banking and Markets	2x total cash compensation (base salary plus cash incentives) – must hold for one year after retirement
Executive vice presidents and Global Banking and Markets senior leaders	3x base salary
Senior vice presidents, vice presidents and managing directors	1x to 2x base salary

ATTRACTING AND RETAINING EXECUTIVE TALENT

by making sure compensation is competitive and aligned with our strategy

Our programs are designed to attract, retain and motivate high-calibre executives to achieve our goals. We benchmark our compensation and performance against companies we compete with for executive talent and capital, and that are comparable to us in business mix, revenue, net income, market capitalization and number of employees.

Our compensation comparator group comprises Canada’s eight largest financial institutions: Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada, TD Bank, National Bank, Manulife Financial, Sun Life Financial and Great-West Lifeco. We benchmark target total compensation for executives against these companies using data provided by Korn Ferry Hay Group (Hay Group), an external consulting firm. Benchmarking is based on roles, taking into consideration the scope and relative complexity of the role in relation to the comparator group, as well as the executive’s development in the role, and includes salary, incentive awards, total compensation and compensation mix. This information is considered during our compensation decision-making process.

Our performance comparator group, which we use to assess relative performance in our mid-term incentive plan, comprises Canada’s largest banks: Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada, TD Bank, and National Bank. The table below includes information from public disclosure filings as of October 31, 2020 for banks and September 30, 2020 for insurance companies.

Comparator groups			Compensation comparator group[1]

	Compensation comparator group	Performance comparator group
Bank of Montreal	✓	✓
Canadian Imperial Bank of Commerce	✓	✓
Royal Bank of Canada	✓	✓
TD Bank	✓	✓
National Bank	✓	✓
Manulife Financial	✓
Sun Life Financial	✓
Great-West Lifeco	✓

1. Revenue and net income figures exclude one-time items as reported by the respective financial institution.

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ENSURING PRUDENT COMPENSATION RISK MANAGEMENT

by balancing risk and reward in our compensation structure and ensuring our programs do not encourage excessive risk-taking

Our compensation programs are guided by the FSB’s Principles for Sound Compensation Practices and Implementation Standards and Supplementary Guidance (FSB Guidelines), which have been adopted by our primary regulator, and other applicable regulatory guidance. A key objective of the FSB Guidelines is ensuring that compensation programs, policies and practices align with effective risk management to enhance the stability and soundness of the international financial system and to protect against excessive risk-taking.

The table below sets out how our compensation program and governance framework align with key elements of the FSB Guidelines, including how risk management is integrated into our compensation process. Please also see page 43 for information on our risk management framework, page 80 for more about compensation risk oversight, and page 82 for our key compensation policies.

FSB guidelines	Our alignment

Our board exercises good stewardship to ensure our compensation program works in harmony with our other practices that balance risk and support a strong risk culture

Principle 1 Board oversees the compensation program design and operations

▶  Our independent human resources committee is responsible for the bank’s compensation programs. The committee includes members with extensive governance and risk management experience, and it retains an independent advisor for compensation matters.

▶  The committee approves and/or recommends to the board for approval compensation principles, policies, and programs, including total payouts and vesting under material incentive plans, equity grants and compensation for our material risk takers, as well as appropriate risk adjustments to ensure our incentive pool funding aligns with our risk appetite framework.

▶  Our board has discretion to adjust aggregate deferred compensation awards, or the amounts paid to individuals, and can choose to reduce the payout value of PSU awards, based on its assessment of performance and risk outcomes over the performance period, including to zero.

Principle 2 Board monitors and reviews the compensation program to ensure it is operating as intended

▶  The human resources committee meets jointly with the risk committee to review risks associated with our material compensation plans.

▶  The Chief Risk Officer updates the human resources and risk committees on any risk-related incidents and performance against our risk appetite framework for purposes of making compensation decisions, including an assessment of risk-related considerations separate from the mechanisms in our incentive plans.

▶  Our internal audit department conducts an annual review of our compensation practices and major compensation plans for compliance against FSB Guidelines and reports back to the committee.

Principle 3 Control function employees are compensated in a manner independent of the business areas they oversee

▶  Control function employees have a direct reporting line through the functions to ensure conflicts are avoided and information is escalated.

▶  Management in control functions has day-to-day responsibility and ultimate accountability for their employees, including hiring decisions, performance appraisals and compensation.

▶  Compensation for employees in control and stewardship functions (such as risk management, legal, compliance, finance, internal audit, anti-money laundering and human resources) is tied to overall bank performance and not to the performance of the business line they support. These employees participate in the bank’s overall program and are not included in any incentive program offered by the business line they support.

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FSB guidelines	Our alignment

Our compensation program takes into account the risks that employees take on behalf of the bank, including future risks and risk outcomes

Principle 4 Compensation is adjusted for all types of risk

▶  We manage risk by ensuring that performance objectives – for the bank overall, by business line, country and individual – can be accomplished within the bank’s risk appetite. Individual objectives are aligned with risk in each executive’s mandate, which includes their accountabilities for risk and compliance. Our clawback policy allows the bank to reduce or cancel incentive compensation that has already been awarded or granted, including variable incentives, if appropriate.

▶  To help ensure risk adjustments to incentive plans are appropriate, the Chief Risk Officer presents an assessment of risk considerations to the human resources and risk committees. Risk assessments take into consideration key metrics – such as credit, market, liquidity, capital, operational, and strategic risks – for the bank overall and for each business line. A risk dashboard, which includes both qualitative and quantitative criteria, allows for systematic review of risk considerations in the compensation plans. The dashboard is tied to our risk appetite framework, credit risk appetite and enterprise-wide risk management framework.

▶  Adherence to our business values, code of conduct, and risk and compliance-related policies is a key consideration for individual compensation awards. We have tools and processes that address the link between compensation, risk and conduct. For employees that have a material impact on risk, the compensation review committee looks at any material conduct issue to ensure there is an appropriate link between incentive compensation and risk including conduct risk that can result in harm to the bank, our customers, or other stakeholders.

Principle 5 Compensation outcomes are symmetric with performance and risk outcomes

▶  We pay for performance and risk outcomes, with a strong emphasis on variable incentive compensation especially at senior levels of the bank. Our most senior executives are focused on overall bank interests and performance. Our compensation program provides pay that varies based on the performance and risk outcomes of the bank as well as individual performance. When our goals are:

• met, we can expect our employees to be compensated in aggregate at market

• exceeded, we can expect our employees to receive compensation above market

• not met, we can expect our employees to be compensated below market.

▶  Final payout of PSUs is subject to the achievement of ROE and TSR measures and can range from 0% to 125% of the original award. There is no minimum guaranteed level of vesting, and our PSUs do not vest without board approval. The board may use its discretion to adjust the performance factor up or down when the calculated factor does not reflect overall bank performance or other relevant considerations, taking into account significant events and circumstances (such as a material downturn in financial performance, material failure in managing risk, or events outside of management’s control, etc.), including the possibility to reduce payouts to zero.

▶  As part of the Chief Risk Officer’s risk assessment, prudent valuations for capital adequacy are conducted to ensure we are appropriately managing our capital to produce shareholder returns. As each business line is allocated equity which reflects their respective economic capital, our capital adequacy assessment ensures our capital is adequate to meet current and future risk and achieve strategic objectives. These prudent valuations ensure business lines are being charged adequately for the risk inherent in their respective business, and feed into the determination of incentive pools. Potential risks affecting capital strength include concentration risk, off-balance sheet risk, liquidity risk, current and future capital needs and economic profit.

▶  Guaranteed incentive payments are discouraged, and multi-year guaranteed incentive awards are not permitted. One-time awards may be selectively provided to new-hire employees to compensate for deferred compensation foregone from a previous employer. These awards are subject to vesting that is generally no more favourable than the compensation foregone, contingent upon continuous employment and our share price in the future, and subject to our clawback policy.

Principle 6 Compensation payouts are sensitive to the time horizon of risk

▶  The proportion of mid- and long-term incentives typically increases as the time horizon and magnitude of risk an employee is responsible for increases.

• For employees in material risk impact roles, at least 40% of their incentive compensation is deferred. At least 60% of incentive compensation for more senior executives and our most highly-paid employees is deferred, subject to local market practices.

• Equity-based compensation is generally deferred for at least three years, and any annual cash incentive taken as DSUs is deferred until the employee leaves the bank, subject to tax effectiveness or other legal limitations in countries outside Canada.

▶  We require executives to hold equity in Scotiabank to align their interests with those of our shareholders. Share ownership requirements vary by level, and senior executives must maintain their ownership for a period of time after they retire.

Principle 7 The mix of cash, equity and other forms of compensation is consistent with risk alignment

▶  Our compensation program is designed to align the behaviours of those executives and employees who can influence the bank’s risk position with our risk appetite. Total variable compensation is awarded based on a mix of annual, mid- and long-term performance and reflects our risk appetite. A substantial portion of incentive pay is delivered in mid- and long-term incentives, which are capped where appropriate to avoid excessive risk-taking. Further, all incentive compensation is subject to our clawback policy.

▶  Our anti-hedging policy prohibits employees from using hedging strategies or compensation-related insurance to circumvent the risk alignment effects of our compensation programs, and incentive awards cannot be assigned.

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2. Compensation governance

The board of directors is responsible for executive compensation at Scotiabank.

The human resources committee is responsible for our compensation program and practices and works in collaboration with the risk committee when making compensation decisions. It also receives advice from a qualified, independent third-party advisor.

ABOUT THE HUMAN RESOURCES COMMITTEE

The human resources committee has seven independent directors and average committee tenure of 5.3 years. None of the members has ever been a Scotiabank executive. Effective November 1, 2020, Mr. Rovinescu joined the human resources committee.

All committee members bring extensive experience, acquired through their management involvement in public and private companies, educational institutions and other entities, and as seasoned directors. The table below lists the committee’s key skills for effective governance and oversight of our executive compensation program.

		Key skills and areas of expertise

	On the committee since	Independent	Executive compensation experience	Governance experience	Risk management experience	Human resources management experience	President/CEO experience	Other executive leadership experience
Scott Thomson (Chair)	2018	●	●			●	●	●
Nora Aufreiter	2016	●	●	●		●		●
Guillermo Babatz	2017	●			●			●
Una Power	2016	●	●		●	●		●
Aaron Regent	2014	●	●	●	●	●	●	●
Indira Samarasekera	2009	●	●	●		●		●
Benita Warmbold	2018	●			●			●

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Independent advice

The committee gets advice from a qualified, third-party independent advisor about compensation matters to make sure its decisions are fair, balanced, and reflect a broader perspective. The committee makes its final decisions after considering the advice received.

The committee has the following policies to make sure the advisor it hires is – and remains – independent:

•	management cannot use the same advisor
•	fees must be reported at each committee meeting along with a detailed description of all related activities
•	the committee meets with the independent advisor at every meeting without any members of management present.

The committee retained Frederic W. Cook & Co., Inc. (FWC) as its independent advisor from 2009 to May 2019. Given this tenure and in keeping with best practices in corporate governance, the committee initiated a formal evaluation and tender process for the independent advisor role. After careful consideration, the committee selected Hugessen Consulting Inc. (Hugessen) as its new independent consultant in 2019. The committee also retained Semler Brossy Consulting Group, LLC (Semler Brossy) in 2019 to collaborate with Hugessen to provide a broader US perspective on executive compensation practices and related compensation governance matters.

The table below shows the fees paid to each of FWC, Hugessen and Semler Brossy in the last two fiscal years for the following services:

•	review of executive compensation practices and program design
•	competitive analysis of President and CEO compensation
•	trends in executive compensation, regulatory developments and governance best practices, including in the context of the COVID-19 pandemic
•	perspective on appropriate total compensation mix and levels, based on competitive practice and performance
•	advance review of meeting materials to identify any other issues for the committee to consider when evaluating proposed changes to our compensation program and plan designs
•	attendance, either in person or by telephone, at all committee meetings.

	2020		2019

	Executive compensation- related fees	All other fees	Executive compensation- related fees	All other fees

Frederic W. Cook & Co., Inc.	–	–	$72,408	–

Hugessen Consulting Inc.	$281,663	–	$200,063	–

Semler Brossy Consulting Group, LLC	$14,618	–	$25,108	–

2019 Hugessen fees reflect the new advisor on-boarding activities and other additional committee requests. FWC, Hugessen and Semler Brossy have confirmed that these fees are not significant relative to their total revenue and, therefore, do not affect their independence. All three firms did not provide any other services to the committee or board in either year.

COMPENSATION RISK OVERSIGHT

Compensation risk oversight is an important component of our risk management framework. The human resources committee oversees compensation risk using an effective organizational structure, proper management oversight, comprehensive policies and discretion and an independent review by internal audit.

Organizational structure

We tie compensation for control and stewardship functions (finance, risk management, internal audit, compliance and anti-money laundering, legal, and human resources) to overall corporate performance, and not to the performance of the business lines they support.

Heads of control functions (finance, risk management, internal audit, compliance and anti-money laundering) manage their groups independently from the business lines they support, and have final sign-off on hiring, compensation and performance assessment for key roles.

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Management oversight

Compensation review committee

The compensation review committee identifies key employees whose roles could have a material effect on risk and ensures there is an appropriate link between their incentive compensation and risk. This includes senior executives and other employees who establish policies that significantly affect corporate risk, or manage material businesses, countries or regions.

The committee also reviews the compensation of any employee involved in a material incident, including issues related to conduct. The compensation review committee is chaired by the Chief Risk Officer, who provides updates on the committee’s activities, including all actions and decisions related to adjusting individual compensation, to the human resources committee. Material risk and conduct incidents reviewed by the compensation review committee may include inappropriate sales practices, insufficient oversight and tone from the top, incidents that create reputational risk for the bank, and behavior that is inconsistent with our code of conduct.

To support the compensation review committee process, the bank created local conduct committees in select countries and regions, with the membership structure of the local committees mirroring that of the bank’s compensation review committee. The local committees provide input into the identification of material risk impact employees, and possible misconduct or risk events, if any.

The compensation review committee consists of the following global heads of control and stewardship functions, as well as the head of total rewards:

•	Group Head and Chief Risk Officer (chair)
•	Group Head and Chief Human Resources Officer
•	Group Head and Chief Financial Officer
•	Executive Vice President and General Counsel
•	Executive Vice President and Chief Compliance Officer
•	Executive Vice President and Chief Auditor
•	Senior Vice President, Total Rewards.

Human capital committee

The human capital committee is a management committee that has enterprise-wide accountability for the strategic direction, prioritization and progress of our global human resources strategy. Its mandate includes approving strategies, policies and programs relating to leadership, compensation, pensions and benefits.

The human capital committee is made up of the President and CEO and his senior management team

•	Group Head and Chief Financial Officer
•	CEO and Group Head, Global Banking and Markets
•	President and Group Head, Corporate and Investment Banking
•	Group Head, International Banking and Digital Transformation
•	Group Head, Canadian Banking
•	Group Head, Global Wealth Management
•	Group Head and Chief Human Resources Officer
•	Group Head, Technology and Operations
•	Group Head and Chief Risk Officer
•	Executive Vice President and General Counsel
•	Executive Vice President and Chief Compliance Officer.

Discretion

We make all decisions about compensation plan design and pay within the context of our risk appetite, taking into consideration projected capital ratios as reflected in the annual capital adequacy report to the board.

The incentive plans include an adjustment for risk if the board believes excessive risk was taken to achieve the year’s results. The Chief Risk Officer reports on this directly to the risk and human resources committees in their joint meeting.

At year end, the Chief Risk Officer also completes a review of performance over the past three years to determine if there were any material risk incidents that warrant a risk adjustment to the PSU payout.

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The board can also use its discretion to:

•	reduce or withhold payment under the material incentive plans if our results are significantly below expectations
•	not grant mid- and long-term incentive awards at all or to specific individuals
•	reduce the payout value of PSU awards that have already been granted (including reducing them to zero).

Independent review

Internal audit conducts an independent review of our compensation programs and practices every year, and reports to the human resources committee. The results are also provided to OSFI. The review includes:

•

an assessment of the appropriateness of material compensation plans and programs that include employees whose actions may have a material impact on the risk exposure of the bank, against our organizational goals, our risk profile and FSB Guidelines

•	an assessment of the appropriateness of payouts relative to risk
•	the compensation of key employees whose roles could have a material effect on risk through operations or policies, or manage material businesses, countries or regions.

The Chief Auditor presents an annual review to the human resources and risk committees to confirm that Scotiabank is compliant with FSB Guidelines in all material respects.

KEY POLICIES

Compensation policy

Our compensation policy sets out a pay-for-performance philosophy that supports our strategic focus, encourages strong corporate performance and helps the bank create and sustain shareholder value. Among other things, our compensation policy outlines our approach to compensation risk oversight in our incentive plan design and funding. It outlines the minimum deferral rates for senior executives and individuals whose roles may have a material impact on the risk profile of our business, including roles in control and stewardship functions.

Hedging and assignment

Employees, officers and directors are not permitted to enter into short sales, calls and puts that involve Scotiabank securities. These restrictions are enforced through our compliance programs. To be eligible to receive equity-based awards, executives are required to attest that they will not use personal hedging strategies or compensation-related insurance to undermine the risk alignment effects embedded in our incentive compensation plans. Equity-based awards, and any entitlements that employees may have under our equity compensation plans, cannot be assigned or transferred, except when it is required by law.

Insider trading

Executives must pre-clear with our compliance department any trades to buy or sell our securities, including exercising stock options. Executives and directors are not allowed to trade during our trading blackout periods.

Clawbacks and forfeitures

Executives will forfeit outstanding incentive awards and/or repay compensation that has already been paid if there is a material misstatement of our financial results, inappropriate risk-taking, fraud, gross negligence, a breach of compliance rules or our code of conduct or inappropriate conduct resulting in significant losses, fines or penalties.

The following can be clawed back:

•  cash bonuses, commissions or payouts received from our deferred compensation plans

•  outstanding equity compensation, including PSUs, stock options and DSUs.

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3. Decision-making process

Our compensation process involves management, the human resources committee, the risk committee, advice from third party advisors and the board for final approval.

We make all compensation program design and pay decisions within the context of our risk appetite.

The Chief Risk Officer regularly reports to the risk committee and identifies any concerns. These reports form the basis for any adjustments to our incentive pools.

1. Review the compensation program

Management:

•

reviews the compensation program – how it supports our strategy and how it compares with our competitors, using market data, research and perspective from external consultants (including Willis Towers Watson, Hay Group, Mercer and McLagan Partners Inc.) who provide data, advice or guidance to management about plan design

•	presents its recommendations to the human resources committee.

The human resources committee reviews the recommendations with the risk committee and with its independent advisor, for recommendation to the board for approval.

2. Choose performance metrics and annual deliverables

Management determines business performance metrics and weightings for the incentive plans, and sets objectives for the bank overall, each business line and each country. The process includes testing various scenarios to understand performance under different conditions, to make sure the performance metrics and objectives support our strategy and reflect the bank’s risk appetite (including credit, market, operational, reputational, conduct and other risks). The performance targets and payout ranges are set to balance risk and reward, ensuring there is an appropriate amount of upside potential and downside risk to reflect performance and results achieved, while discouraging excessive risk-taking behaviour.

The human resources committee reviews the performance metrics with the risk committee, and then recommends them to the board for approval.

The President and CEO reviews the annual deliverables that will be used to assess each senior executive’s individual performance, ensuring they support our strategy. The President and CEO also presents his own annual deliverables in the context of our corporate goals and long-term strategy to the board for approval.

3. Set targets for executive compensation

Management develops target compensation and recommends target variable pay for the senior leadership team, after reviewing comparator compensation data provided by external consultants. Target compensation is aligned to the market and adjusted for the scope of each executive’s role and responsibility to ensure the overall positioning is appropriate. Actual compensation for each executive is aligned with performance and reflects their execution of their strategic objectives.

The human resources committee:

•	reviews the target total compensation packages for the senior leadership team in relation to our compensation comparator group
•	looks specifically at compensation for key employees who have significant compensation arrangements or are subject to local remuneration-related regulatory requirements
•	determines the target total compensation package for the President and CEO with input from its independent advisor.

4. Review corporate performance

Management:

•	assesses performance against the corporate performance metrics to develop a business performance factor for the incentive plans as well as the performance factor for PSU award payouts
•	evaluates our performance relative to the banks in our performance comparator group and assesses whether the factor should be adjusted for relative financial performance

Management proxy circular	83

•

carries out assessments, looking at the amounts accrued to the incentive plans, to assess appropriate use of capital, as well as whether funding of the incentive pool should be adjusted for concentration, off-balance-sheet, liquidity or other potential risks

•	makes recommendations to the human resources committee.

The human resources committee:

•	reviews management’s recommendations, working with the risk committee
•	considers the bank’s overall financial and non-financial performance as the basis for applying any informed judgment to final incentive compensation decisions
•	may make an adjustment for risk at the recommendation of the Chief Risk Officer
•	recommends the business performance factor for the incentive plans as well as the performance factor for PSU award payouts to the board for approval.

The board can reduce the business performance factor and the PSU factor based on its own risk assessment, which reduces the pool and payout. It also has discretion to reduce payouts to zero if we deliver results that are significantly below expectations.

5. Review individual performance

The President and CEO reviews the performance and compensation of his direct reports:

•	assesses senior management performance against their annual deliverables and leadership behaviours, their leadership potential and sustained performance, and also considers time in role
•	recommends their salary and total variable compensation taking into account performance, leadership behaviours and potential and market position
•	recommends their compensation for the year to the human resources committee.

The human resources committee completes an in-depth assessment of the President and CEO’s performance in leading us towards meeting our goals, and setting and executing against our long-term strategy, including:

•	overall performance
•	implementation of the President and CEO’s strategies to increase shareholder value
•	achievement of his annual deliverables.

6. Award compensation

The compensation review committee reviews the conduct of employees whose roles could have a material effect on risk and recommends any reductions to the human resources committee.

The human resources committee reviews and finalizes the recommendations for the President and CEO’s direct reports, the executive vice presidents, other control function heads and UK and Ireland employees who are governed by the European Banking Authority (EBA) Guidelines on Sound Remuneration Policies and other local remuneration-related regulatory requirements. The board reviews the recommendations and approves the executive compensation decisions.

The human resources committee determines the President and CEO’s actual compensation, which it recommends to the board for approval. The President and CEO is not involved in determining his own compensation. The committee reviews reports from management and the President and CEO’s self-assessment, and consults with its independent advisor before making its recommendation to the board.

The committee’s independent advisor prepares a detailed analysis for the committee to review when making its decisions about the President and CEO’s compensation, including:

Horizontal benchmarking analysis:

•	target and actual compensation of the President and CEO’s peers in the compensation comparator group, and trends and competitive practice in the broader Canadian market.

Vertical pay analyses:

•

a pay ratio comparison of the President and CEO’s pay package relative to the median Canadian family income and our average employee pay. The median family income figure used for this analysis is $90,289, which is the latest figure published in 2018 by Statistics Canada, adjusted by the Bank of Canada’s average CPI-common rate for 2019 and 2020

•	the President and CEO’s compensation in relation to the bank’s net income.

Following these reviews, the committee recommends the President and CEO’s compensation to the board for approval. Please see page 96 for details about Mr. Porter’s 2020 compensation.

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4. Program elements

The executive compensation program for NEOs includes direct compensation (base salary and total variable compensation), and indirect compensation (pension, group benefits and perquisites).

	Component	Purpose	Form	Performance period	Pay at risk profile

Direct compensation

Fixed	Base salary	Compensates executives for fulfilling their day-to-day responsibilities, including leadership and management skills	cash	ongoing	no risk

Variable	Total variable compensation	Rewards executives for meeting annual corporate objectives (financial and non-financial) and individual strategic deliverables	A portion of the award is allocated in: cash or DSUs that are redeemed for cash when the executive leaves the bank	one year	moderate risk

		A portion of the total variable compensation is allocated under the bank’s deferred compensation plans and rewards executives for creating sustained shareholder value over three to 10 years and achieving specific corporate performance objectives	To meet compensation deferral requirements, a portion of the award is allocated in: PSUs – mid-term incentive and stock options – long-term incentive	three years up to 10 years	significant risk significant risk

Indirect compensation

	Pension	Provides an important source of retirement income

defined benefit plan

(contributory or non-contributory membership)

defined contribution plan (contributory or non-contributory membership)

supplemental pension plan

(non-registered and unfunded, for some executives)

				ongoing	no risk

	Group benefits	Invests in employee health and well-being Executives participate on the same basis as all other employees Varies based on level and local market	group life, accidental death and dismemberment, disability and extended health and dental insurance employee share ownership plan (Scotiabank matches an additional 60% up to a specified limit)	ongoing	no risk

	Perquisites	Provides market competitive benefits Varies based on level	annual fixed allowance, paid quarterly (taxable benefit)	ongoing	no risk

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ABOUT TOTAL VARIABLE COMPENSATION

Purpose	To reward performance in a way that supports our strategic plan over the short, medium and long-term

Who participates	Named executives

How we determine the award

The amount of the total variable compensation award depends on the executive’s incentive target and his or her performance factor. Each executive’s performance factor is a combination of the business performance factor and their individual performance factor. The ratio between the all-bank business performance and performance against individual strategic deliverables is 50:50 for the President and CEO and 30:70 for other named executives.

Each executive’s performance is assessed using a three-by-three matrix, or nine-box grid, of “what was achieved” against strategic deliverables established at the beginning of the year (which include business line or country financial goals for business line and country heads), and “how it was achieved” based on leadership behaviours demonstrated during the year. Each box in the nine-box grid yields a narrow individual performance factor range within the full range of 0 to 150, within which the executive’s individual performance factor for the year is determined. Use of the nine-box grid provides for consistency and calibration of performance assessments and determination of each executive’s performance factor relative to peers.

How we fund awards

Aggregate total variable compensation is funded by our business performance factor. The aggregate incentive pool is capped and cannot be exceeded.

The business performance factor is calculated using the same financial and non-financial metrics we use to measure our corporate performance:

•  absolute performance is measured against the objectives in our business plan

•  relative performance is measured against our peers.

The business performance factor is capped at 150, except in the case of the President and CEO where the factor is capped at 125 to align the President and CEO’s compensation opportunity with the market (see page 96).

Form of award

A portion of the award is allocated in cash or DSUs that are redeemed for cash when the executive leaves the bank.

To meet compensation deferral requirements, the remainder of the award is allocated in PSUs and stock options.

Forfeiture and clawbacks	Can be forfeited or clawed back under certain conditions

How we determine the award

Set at the beginning of the year

Varies by job level, local market and role

A combination of the business performance factor and an individual performance factor (the ratio is 50:50 for the President and CEO and 30:70 for other named executives) based on the executive’s performance against strategic goals established at the beginning of the year

Determines each executive’s total variable compensation award

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EXECUTIVE COMPENSATION

How we fund awards

Calculating the all-bank business performance factor

We calculate the all-bank business performance factor in three steps.

1. Assess performance against corporate metrics	First, we calculate a preliminary performance factor based on performance against four corporate performance metrics.

Strategic focus Increase shareholder value by increasing earnings	Strategic focus Increase shareholder value	Strategic focus Reduce structural costs	Strategic focus Focus on customers
Why it’s important Measures our profitability by the increase in net income generated for shareholders	Why it’s important Measures how efficiently we earn profits on behalf of shareholders	Why it’s important Measures the difference between the rate of growth in total revenue and the rate of growth in operating expenses	Why it’s important Measures customer advocacy and their likelihood to recommend us, and reinforces sustainment of positive customer experiences

2. Adjust based on relative performance

Next we adjust the factor up or down based on how we performed against our peers.

Strategic focus

Increase shareholder value relative to our peers

Why it’s important

The committee determines the relative performance adjustment by first considering our performance against key financial metrics as disclosed by our peers, including net income growth, earnings per share growth, revenue growth and operating leverage, as well as our achievement of other strategic initiatives relative to our peers. The impact of relative performance is limited to +/-10%.

Management proxy circular	87

3. Final adjustments by the board

Finally, the human resources committee reviews a risk assessment jointly with the risk committee and the Chief Risk Officer and assesses the appropriateness of the business performance factor. Risk adjustments can only be made to reduce the factor and therefore would not increase the size of incentive pools or individual awards.

The board reduces the factor if it believes excessive risk was taken to achieve the year’s results	The board also has the discretion to adjust the factor, including reducing the factor to zero (no payouts) if we deliver results that are significantly below expectations

Voluntary deferral of annual cash awards – taking DSUs instead of cash

Senior vice presidents and above can defer some or all of their annual cash awards by electing to receive DSUs, which is an additional way to align their interests with those of our shareholders. Executives must hold their DSUs until they leave the bank.

How it works:

•  Executives who want to receive their annual cash incentive award in DSUs must make this decision before the fiscal year begins.

•  When the annual cash incentive award is determined at the end of the fiscal year, we convert the award to DSUs using the price of our common shares on the TSX on the first trading day of the fiscal year. This means the executive can lose or benefit, depending on how our shares perform over the fiscal year.

•   DSUs earn additional units as dividend equivalents at the same rate as dividends paid on our common shares.

•   Executives must redeem the DSUs by the end of the calendar year following the year they leave the bank.

Executives who decided to receive their 2021 annual cash incentive award as DSUs will have their award converted to DSUs in December 2021 using $55.59, our closing share price on the TSX on November 2, 2020.

How our shares

performed in 2020

Our share price when executives chose to receive their 2020 award in DSUs was $75.80 (on November 1, 2019, the first trading day of fiscal 2020).

Our share price was $68.16 on December 14, 2020, when we converted the award to DSUs – a 10% decrease in value.

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EXECUTIVE COMPENSATION

ABOUT DEFERRED COMPENSATION

Purpose	To reward strong sustained performance over three to 10 years, and link the interests of executives and shareholders

How we determine the award	The amount of the award is based on a pre-determined allocation of each executive’s total variable compensation award, so that a significant percentage of compensation is deferred. The pre-determined allocations are 75% for the President and CEO and 60% to 70% for other named executives. The human resources committee does not consider the value of awards the executive has received in previous years when it determines new grants

Form of award

Deferred compensation is equity-based and awarded to our named executives as follows:

•  80% as PSUs (mid-term incentive)

•  20% as stock options (long-term incentive)

Awarded to non-Canadian residents as 100% PSUs

Forfeiture and clawbacks	Can be forfeited or clawed back under certain conditions

	Mid-term incentive	Long-term incentive

Purpose	To reward executives for creating sustained shareholder value over three years and achieving specific corporate performance objectives	To retain senior executives, reward them for creating sustained shareholder value over three to 10 years, and link their interests to those of shareholders

Who participates	Vice presidents and above	Senior vice presidents and above

Form of award

PSUs

The amount of the award is converted to PSUs on the first day of the open trading window following the public release of our year-end financial results, using the average closing price of our common shares on the TSX for the 20 trading days ending on the last trading day before the grant date. PSUs earn dividend equivalents

Stock options

The amount of the award is converted to options on the sixth trading day in the open trading window following the public release of our year-end financial results, using the estimated compensation value of the stock options on the grant date

The exercise price is either the closing price of our common shares on the TSX on the trading day prior to the grant date, or the volume weighted average trading price for the five trading days immediately preceding the grant date (whichever is higher)

Options cannot be re-priced or exchanged for options with a lower price

Options cannot be sold to a third party – they can only be transferred to a beneficiary or legal representative if the holder dies

You can read more about our stock option plan beginning on page 107

Vesting and payout

PSUs vest and are paid out at the end of the three-year performance period based on our performance (see below for details). Vested units are paid out in cash

The amount the executive receives depends on the number of units that vest and our share price at the time of vesting:

•    the number of units that vest is determined by the performance factor (see pages 90 and 93)

•    vested units are converted to cash using the average closing price of our common shares on the TSX for the 20 trading days ending the day before the first day our trading window opens following the vesting date

•    payments are made by December 31 of the year the units vest, and withholding taxes apply

Options vest 50% on the third anniversary date of the grant, and 50% on the fourth anniversary date of the grant

Executives can exercise their options after they vest

The amount the executive receives depends on our share price at the time they exercise the options

Withholding taxes and trading fees apply

Options expire after 10 years. If an option’s expiry date falls during an insider trading blackout period (or within 10 business days after the blackout), it will automatically be extended to 10 business days after the end of the blackout period

Potential adjustments

Our PSUs do not vest without board approval of the final performance factor and resulting payout

As part of the process, the Chief Risk Officer assesses whether a risk adjustment is appropriate. Additionally, the board may use its discretion to adjust the performance factor when the calculated factor may not reflect all of the relevant considerations, taking into account significant events and circumstances (such as a material downturn in financial performance, material failure in managing risk, or events outside of management’s control, etc.)

Such adjustments include the ability to reduce the performance factor to zero

Management proxy circular	89

How we calculate the performance factor for the mid-term incentive

The performance factor determines the number of units that will vest at the end of the three-year period. It ranges from 0 to 125. There is no minimum guaranteed level of vesting in our PSU plan. The board reviews the performance factor calculated using the formula below and assesses whether the outcome of the formula makes sense in light of the performance objectives established at the time of grant, overall bank performance and other relevant considerations. Based on this assessment, the board may apply discretion to adjust the calculated performance factor, including reducing it to zero.

We calculate the performance factor using key financial metrics that are also used to measure our corporate performance:

•	absolute performance is measured against the objectives in our business plan
•	relative performance is measured against our performance comparator group.

Objective: increase shareholder value over the medium term

Why it’s important

Measures how efficiently we earn profits on behalf of our shareholders and is a strong indicator of our overall performance

Objective: increase shareholder value as measured by our share performance relative to our peers over the medium term

Why it’s important

Measures the appreciation in our share price compared to our performance comparator group

The board can use its discretion to adjust the performance factor up or down, or eliminate the payout entirely based on its assessment of performance and risk

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EXECUTIVE COMPENSATION

5. 2020 Compensation decisions

2020 TOTAL DIRECT COMPENSATION

		Total variable compensation			2020

			Deferred compensation		Total direct compensation	% variable	% variable deferred
	Base salary ($)	Cash ($)	PSUs ($)	Stock options ($)	($)

Brian Porter	$1,300,000	$2,142,000	$5,142,000	$1,285,000	$9,869,000	87%	75%

Rajagopal Viswanathan	$550,000	$765,000	$1,428,000	$357,000	$3,100,000	82%	70%

Ignacio Deschamps	$600,000	$1,166,100	$2,176,720	$544,180	$4,487,000	87%	70%

Jake Lawrence	$500,000	$1,050,000	$1,960,000	$490,000	$4,000,000	88%	70%

Dan Rees	$600,000	$1,005,000	$1,876,000	$469,000	$3,950,000	85%	70%

Please see the executive profiles beginning on page 95 for a detailed discussion of each NEO’s compensation for the year.

Total variable compensation awards are based on the all-bank business performance factor and on the executive’s performance against strategic goals established at the beginning of the year. We discuss the all-bank business performance factor below. You will find a discussion of each NEO’s individual performance in their executive profile.

Deferred compensation (granted as 80% PSUs and 20% stock options) is awarded based on each executive’s pre-determined allocation, so that a significant percentage of compensation is deferred.

•

The PSUs will vest on November 30, 2023 upon board approval of the final performance factor and resulting payout. The amount the executives will receive depends on how many units actually vest, and our share price. The number of units that vest will be determined by the performance factor, which is calculated based on our absolute ROE versus annual targets and relative TSR over the three-year period. Vested units are paid out in cash.

•

Fifty percent (50%) of the stock options will vest in each of December of 2023 and 2024 and expire in 2030. Executives can exercise their options after they vest and the amount they receive will depend on our share price at the time of exercise.

2020 BUSINESS PERFORMANCE FACTOR

We use three steps to calculate the all-bank business performance factor, which determines the funding of total variable compensation: a factor based on financial and non-financial metrics, an adjustment based on relative performance, and a final adjustment by the board for risk and other considerations.

The formulas on the following page show that the all-bank performance factor this year is 88.

•

Results were below targets set in the pre-pandemic environment on three of the four corporate performance metrics for 2020. Our goals were not revised as a result of the pandemic, to reflect our commitment to delivering strong, consistent and predictable results to our shareholders over the mid to long term.

•

To determine the final business performance factor, the committee applied discretion by considering: (i) the impact of the COVID-19 pandemic that resulted in a significantly higher provision for expected credit losses on performing loans; and (ii) exceptional costs incurred to support our employees through direct financial support, additional benefits and allowances, technology investments to enable employees to work from home as well as equipment and services to safeguard the wellbeing of our employees.

•

Additional considerations in the committee’s deliberations included: (i) the operational resilience of the bank and the extraordinary support provided to our customers, employees and communities during the pandemic; (ii) the bank’s Common Equity Tier 1 capital ratio and liquidity coverage ratio well above regulatory requirements, while continuing to support our customers, not imposing any employee furloughs or mandatory time-off, and maintaining dividends; and (iii) the high sensitivity of the factor calculation to fluctuations in financial results due to the pandemic.

Management proxy circular	91

•

The board assessed our financial performance relative to peers and also considered strategic corporate actions related to mergers and acquisitions, quality of earnings, digital transformation and capital management relative to our peers. Based on their assessment, the board applied a -3 adjustment to reflect our financial performance relative to peers.

•

The board did not make any adjustment for risk this year. The Chief Risk Officer led a review of risk-related considerations separate from the mechanisms already embedded in the plans and concluded that the bank had operated within its risk appetite. As such, there was no additional adjustment for risk.

1. Performance against financial and non-financial metrics

	2020 target	2020 performance for compensation purposes	performance vs. target

Earnings per share[1]	$7.07	$5.36	below target

Return on equity[1]	13.3%	10.4%	below target

Operating leverage[1]	0.5%	(0.6%)	below target

Customer	100	104	above target

1. 2020 performance for compensation purposes is on an adjusted basis – please refer to page 115. These terms are not defined under GAAP (see page 114).

The committee applied judgment in determining the bank’s performance against the financial and non-financial metrics by considering the provisions for credit losses and the significant pandemic-related employee and customer costs as detailed above, which resulted in a score of 91. ROE and operating leverage are not defined terms under GAAP and may not be comparable to similar terms used by other financial institutions.

2. Adjust based on relative performance

Rating scale	performance factor -10	performance factor 0	performance factor +10	Actual
Relative performance Our performance relative to peers	Significantly less positive than peers	Performance in line with peers	Significantly more positive than peers	The calculated business performance factor was adjusted to reflect our financial performance relative to peers	▶	-3

3. Final adjustments by the board

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EXECUTIVE COMPENSATION

PAYOUT OF 2017 PSU AWARDS

PSUs awarded to the NEOs in 2017 vested on November 30, 2020 (the end of the three-year PSU performance period) after the board approved the performance factor and final payout. The table below shows how we calculated the payouts, which were made in December 2020.

The performance factor for these PSUs is below target at 78, the result of below target three-year average ROE performance and below median three-year relative TSR. This decreased the number of PSUs that vested.

The vesting price is the average closing price of our common shares on the TSX for the 20 trading days ending on December 2, 2020, the day before the first day our trading window opened following the vesting date.

The difference between the grant value and payout value illustrates the link between pay and performance, and alignment with the experience of our shareholders. Factoring in dividend equivalents received, the change in share price, and the performance factor, the overall payout compared to the grant value decreased by 32%.

	Number of PSUs granted in 2017		Number of dividend equivalents received		Total PSUs		Performance factor		Vesting price ($)		Payout value on vesting ($)	Value on the date of grant (2017) ($)	Difference between grant value and payout value
Brian Porter	69,428	+	11,307	=	80,735	x	0.78	x	62.40	=	3,929,527	5,800,000	(32%)
Rajagopal Viswanathan	2,873	+	468	=	3,341	x	0.78	x	62.40	=	162,601	240,000	(32%)
Ignacio Deschamps	35,596	+	5,797	=	41,393	x	0.78	x	62.40	=	2,014,682	2,973,679	(32%)
Jake Lawrence	4,794	+	781	=	5,575	x	0.78	x	62.40	=	271,327	400,480	(32%)
Dan Rees	8,738	+	1,423	=	10,161	x	0.78	x	62.40	=	494,578	730,000	(32%)

How we calculated the performance factor

We use two steps to calculate the performance factor for the PSU payout: absolute performance against our three-year ROE targets, and relative performance (our TSR compared to our performance comparator group over the three-year period).

Absolute performance factor – ROE

Our three-year average ROE is net income less preferred share dividends, expressed as a percentage of average common shareholders’ equity. ROE is assessed each year against an annual objective, which is in line with the expected earnings target that forms part of the business performance factor used to determine our named executives’ total variable compensation awards.

	ROE performance target	actual performance			Absolute performance factor (3-year average)

2020	13.3%	10.4%	▶	below target
2019	14.8%	13.9%	▶	below target	82
2018	14.5%	14.9%	▶	above target

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Relative performance factor – TSR

Our relative TSR is the appreciation in our share price plus dividends reinvested over the three-year period, using the 20 trading-day average closing share price of our common shares on the TSX, compared to the TSR delivered by our performance comparator group.

	TSR performance target (peer group median	)	actual performance	Relative performance factor
Three-year TSR	5.0%		(19.9%)	75

After discussion and deliberation, the committee concluded that the relative performance factor should remain unchanged at 75, resulting in the overall performance factor of 78. Based on a review of performance over the past three years, the Chief Risk Officer concluded that no risk adjustment to the PSU performance factor was required.

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EXECUTIVE COMPENSATION

BRIAN J. PORTER, PRESIDENT AND CHIEF EXECUTIVE OFFICER

Brian J. Porter Toronto, Ontario, Canada

Brian Porter assumed the role of President and CEO on November 1, 2013.

Mr. Porter is accountable to the Board of Directors for defining, communicating and implementing the strategic direction, goals and core values for Scotiabank that maximize long-term shareholder value and returns, and meeting the needs of the bank’s other key stakeholders including customers, employees and communities. His responsibilities include the development and execution of the bank’s strategy, compliance with all governance and regulatory requirements, and the overall financial performance of Scotiabank.

2020 Performance

Over the year, Mr. Porter demonstrated exceptional leadership, providing support to key stakeholder groups – customers, communities and employees – with a continuing focus on the resilience of our operations and the business continuity of the bank.

Notable aspects of Mr. Porter’s performance during fiscal 2020 include:

•    completing the bank’s strategic repositioning of its global footprint, including exiting over 20 non-core businesses and/or countries since 2013

•    enhancing the bank’s focus on core businesses and geographies – primarily in Global Wealth Management and the Americas businesses

•    increasing engagement with policy makers, customers, shareholders, government officials and regulators to assist the implementation of government programs and support measures for Canadian households and businesses during the pandemic and subsequent economic recovery

•    strengthening the core by completing and advancing key risk (including cyber, insider threat and data loss prevention measures) and regulatory initiatives

•    supporting employees throughout the pandemic with regular and detailed communications

•    achieving a 90% participation rate in the bank’s diversity survey with our representation of visible minorities and women exceeding labour market availability and an increase in representation of people who identify as Black, Aboriginal, LGBT+ and persons with disabilities since 2019

•    improving the depth and diversity of the bank’s leadership pool through coaching and development – particularly with regard to gender diversity, where the bank’s vice presidents and above are now comprised of 36% women globally (a 9% increase in the last 6 years) and 40% women in Canada (a 7% increase in the last 6 years)

•    progressing the bank’s focus on combating racism by joining the BlackNorth Board of Directors and signing the BlackNorth Initiative CEO pledge

•    advancing the bank’s position as a Leading Bank in the Americas by reshaping the strategic framework around three pillars: Customers First, Winning Team, and Lead in the Americas.

Highlights of our financial results are presented below:

	2020[1]	2019[1]	Change
Total revenue	$31,139 million	$31,161 million	(0.1%)
Net income after tax	$6,961 million	$9,409 million	(26.0%)
Return on equity	10.4%	13.9%	(350 bps)
Diluted earnings per share	$5.36	$7.14	(24.9%)

1.	Financial results are presented on an adjusted basis. Please refer to page 114 for a discussion of non-GAAP measures.

The table below summarizes Mr. Porter’s accomplishments relative to key performance objectives established at the beginning of the fiscal year:

Performance objectives / strategic deliverables	Results
Drive shareholder value	Successfully completed the multi-year strategic re-positioning program, while maintaining prudent financial strength in key capital and liquidity levels
Strengthen the core	Made strong progress against an important portfolio of regulatory initiatives, improved governance, and enhanced leadership and functional capabilities in core enterprise programs including anti-money laundering, payments, collections and integrations
Advance key aspects of our technology and digital transformation	Provided the necessary guidance and support on major technology efforts to support the bank’s customer, business and regulatory efforts
Advance culture and leadership to support the bank’s success	Ensured a clear and consistent all-bank strategic narrative and positioned the bank to become a leader in diversity and inclusion Continued to improve the strength of the senior leadership team
Customer focus and performance orientation	Advanced all-bank customer satisfaction as measured by Net Promoter Score and enhanced the performance orientation within the bank by setting stretch targets

Management proxy circular	95

President and CEO compensation

The board sets the President and CEO’s 2020 target level and mix of compensation based on the following – the target and actual compensation of peer bank CEOs, the size and international breadth and complexity of Mr. Porter’s role, his performance and experience in the role and the bank’s overall performance under his leadership. The board set the President and CEO’s target compensation for 2020 at $11.2 million, comprised of $1.3 million in fixed compensation (base salary) and $9.9 million in variable compensation.

Mr. Porter’s performance at year end was assessed on all-bank business performance as measured against the four corporate performance metrics, his achievement of key strategic deliverables (see page 95) and demonstrated leadership. His performance against his individual strategic and leadership goals was strong; however, the committee applied a negative discretionary adjustment to deliver year-over-year compensation changes that recognize the broader context of the pandemic impact on all stakeholder groups and the bank’s regulatory environment.

On this basis, the board determined a total variable compensation award for Mr. Porter of $8.569 million, or $1.331 million less than his target variable compensation of $9.9 million. Mr. Porter’s total direct compensation was approved at $9.869 million – 12% lower than his 2020 target, 7% lower than 2019 and 12% lower than 2018.

	2020			2019

	Actual	Target	Actual	Target
Base salary	$1,300,000	$1,300,000	$1,300,000	$1,300,000
Total variable compensation	$8,569,000	$9,900,000	$9,312,000	$9,700,000
Cash	$2,142,000	$2,475,000	$2,328,000	$2,425,000
Deferred[1]	$6,427,000	$7,425,000	$6,984,000	$7,275,000
Total direct compensation	$9,869,000	$11,200,000	$10,612,000	$11,000,000

1.   Awarded 80% in performance share units and 20% in stock options.

President and CEO target compensation for 2021

Annually the committee reviews our President and CEO’s target compensation considering market compensation levels, and the scale, scope and complexity of the bank. The board approved a $550,000 increase to Mr. Porter’s total variable compensation target for fiscal 2021, thereby increasing his target total direct compensation to $11.75 million; no changes were made to his fixed pay.

Share ownership (as at October 31, 2020)

Values are based on $55.35, the closing price of our common shares on the TSX on October 31, 2020.

Common shares	DSUs	PSUs	Total value	As a multiple of base salary	Meets share ownership requirement
$7,575,057	$1,078,794	$14,017,013	$22,670,864	17x	yes

President and CEO compensation awarded vs. realized and realizable pay

The table on the following page compares the compensation awarded to Mr. Porter over the past five years and the value realized or realizable as at December 31, 2020.

We also compare the compensation values to the value earned by shareholders, indexed to $100 to show a meaningful comparison.

Overall, the value shareholders received over the last five years has exceeded the President and CEO’s realized and realizable compensation. The realized and realizable value includes salary and cash incentive awards, the value at vesting of share units granted and the current value of units that are outstanding, the value of stock options exercised during the period and the value of outstanding stock options that are in-the-money. The values in this table can vary significantly from year to year based on changes in share price, when the awards vest and when stock options are exercised.

96	Scotiabank

EXECUTIVE COMPENSATION

President and CEO compensation awarded vs. realized and realizable pay from 2016 to 2020

	Compensation awarded[1] ($millions)	Compensation realized and realizable as at December 31, 2020 ($millions)		Value of $100
			Period	Porter[2]	Shareholders[3]

2016	10.1	9.1	Oct 31, 2015 to Dec 31, 2020	90	145

2017	10.9	7.5	Oct 31, 2016 to Dec 31, 2020	69	121

2018	11.2	10.2	Oct 31, 2017 to Dec 31, 2020	91	97

2019	10.6	9.0	Oct 31, 2018 to Dec 31, 2020	85	112

2020	9.9	9.2	Oct 31, 2019 to Dec 31, 2020	93	100

			Average	86	115

1.	Including salary received during the year and variable compensation awarded at year end for performance during the year.
2.	The compensation realized or realizable by Mr. Porter for each $100 awarded in total direct compensation during the fiscal year indicated.
3.	The cumulative value of $100 invested in Scotiabank common shares on the first trading day of the period indicated, assuming reinvestment of dividends.

President and CEO realized and realizable compensation

The graph to the right shows the President and CEO’s realized and realizable compensation over the last five years and demonstrates the relationship between shareholder returns and President and CEO compensation. Realized compensation includes base salary, the annual cash incentive awarded, the value of stock options exercised and the payout of PSUs. Unrealized compensation includes the change in value of outstanding PSUs and unexercised stock options.

•    When outstanding equity awards are realized in the future, their value will be fully aligned with the shareholder experience and will reflect the success of the bank’s progress in its key strategic areas. Variable compensation makes up 88% of the President and CEO’s package and the realized value will fully reflect performance.

•    The payout of performance share units vested in 2020 is 68% of grant value and the 2010 stock options grant expired in December 2020 marginally above the grant strike price of $55.63. This demonstrates that our mid- and long-term plans are operating as intended, aligning the compensation of all our executives with our shareholders’ experience.

Management proxy circular	97

RAJAGOPAL VISWANATHAN, GROUP HEAD AND CHIEF FINANCIAL OFFICER

Rajagopal Viswanathan, Oakville, Ontario, Canada

Rajagopal (Raj) Viswanathan was appointed Group Head and Chief Financial Officer on December 1,
2019. In this role, Mr. Viswanathan leads the Finance Department, including investor relations, strategic transactions and review, taxation, economics, procurement and group treasury functions, as well as enterprise strategy.

Mr. Viswanathan joined Scotiabank in 2002 and has held progressively senior positions in internal audit and finance since that time. In 2018, he was appointed Executive Vice President and Chief
Financial Officer, establishing key processes for planning and analysis to support business decisions, and leading opportunities to enhance shareholder returns. Prior to this role, Mr. Viswanathan was
Senior Vice President and Chief Accountant, responsible for overseeing the chief accountant’s group which includes responsibilities for: capital management, accounting policies and procedures, and financial analysis and reporting. Mr. Viswanathan also led the bank’s multi-year finance transformation project.

2020 Performance

Scotiabank continued to deliver against its strategic objectives this year under Mr. Viswanathan’s leadership in the following notable ways:

Performance objectives / strategic deliverables	Results

Drive performance metrics and productivity

Successfully achieved key performance and productivity metrics pre-tax, pre-provision

Exceeded plan in Treasury performance and Corporate functions expense management

Enabled stronger partnership across business lines, supporting cost-saving and revenue growing opportunities

Enable capital management and investor relations

Managed capital and liquidity prudently, maintained strong capital and liquidity ratios

Continued to increase engagement with investors and provided accurate and insightful views on economic and financial matters

Continue strengthening the core	Maintained strong focus on regulatory oversight Continued to strengthen operating model, optimize processes and implementation of key programs

Enhance leadership and improve employee engagement	Achieved strong employee engagement and progressed on employee diversity Demonstrated leadership capability and enhanced reputation both internally and externally

2020 Compensation

	2020	2019
Base salary	$550,000	$500,000
Total variable compensation	$2,550,000	$2,200,000
Cash	$765,000	$880,000
Deferred[1]	$1,785,000	$1,320,000
Total direct compensation	$3,100,000	$2,700,000

1. Awarded 80% in performance share units and 20% in stock options.
Salary for 2020
Effective November 1, 2019, Mr. Viswanathan’s base salary was increased to $550,000.
Total variable compensation
Mr. Viswanathan’s 2020 total direct compensation target has been positioned in recognition of his development in the role and relative to peers. At the time of appointment, it was anticipated that his target compensation would be increased over time considering his performance and peer comparisons. Mr. Viswanathan’s actual 2020 total direct compensation has been determined considering his considerable growth and development in his role as Group Head and Chief Financial Officer and strong individual performance in the role since his appointment and recognizing the overall performance of the bank, which has been impacted by the pandemic. A significant portion of his total variable compensation award was allocated in deferred compensation to reward for sustained future performance.

Share ownership (as at October 31, 2020)

Values are based on $55.35, the closing price of our common shares on the TSX on October 31, 2020.

Common shares	PSUs	Total value	As a multiple of base salary	Meets share ownership requirement
$1,013,992	$1,350,706	$2,364,698	4x	on track[1]
1.	Mr. Viswanathan was appointed to Group Head level effective December 1, 2019 and has three years from date of appointment to meet the new additional holding requirements.

98	Scotiabank

EXECUTIVE COMPENSATION

IGNACIO “NACHO” DESCHAMPS, GROUP HEAD, INTERNATIONAL BANKING AND DIGITAL TRANSFORMATION

Ignacio Deschamps Toronto, Ontario, Canada

As a Group Head with executive responsibility for International Banking, Mr. Deschamps is responsible for all of the International Bank’s personal, small business and commercial banking operations globally outside of Canada. Mr. Deschamps also has executive responsibility for leading the digital transformation of Scotiabank, reimagining and simplifying the customer experience, working in partnership with key executives across the bank.

Mr. Deschamps was hired as Strategic Advisor to the CEO, Digital Banking in January 2016. He was subsequently appointed Group Head, International Banking and Digital Transformation in March 2016.

2020 Performance

Mr. Deschamps is responsible for leading the bank’s digital transformation efforts and made significant progress on key performance metrics, including increasing digital sales, digital adoption and non-branch financial transactions.

International Banking delivered adjusted net income attributable to equity holders of $1,148 million, down 61%. The decline was due largely to higher provision for credit losses on performing loans and the impact of divested operations. As economic conditions evolved throughout the year, International Banking continued to optimize its footprint, lead in customer focus and digital offerings and accelerated key growth drivers, including corporate and commercial business loans, deposit growth, and wealth management.

The reported financial results of International Banking are presented below:

		2020[1]	2019[1]	Change

	Total revenue	$10,810 million	$12,719 million	(15.0%)

	Net income attributable to equity holders	$1,148 million	$2,953 million	(61.1%)

	Return on equity	5.8%	14.1%	(830 bps)

1.	Financial results are presented on an adjusted basis. Please refer to page 114 for a discussion of non-GAAP measures.

The table below summarizes Mr. Deschamps’ results relative to key performance objectives established for 2020:

Performance objectives / strategic deliverables	Results

Drive performance metrics and productivity	Delivered savings on target and accelerated execution of key projects, although achievement of committed metrics was impacted by the pandemic

Continue generating business and customer experience impact through digital and analytics

Responded quickly and effectively to meet customer needs under COVID-19

Exceeded all-bank digital targets with continued focus on Customer Pulse feedback

Implemented new analytics operating model and developed key analytics assets across all geographies

Continue strengthening the core and internal functions	Maintained strong focus on regulatory oversight Continued execution of anti-money laundering roadmap

Enhance leadership and improve employee engagement	Advanced women in leadership and achieved strong employee engagement across the international footprint

Complete Footprint Optimization	Concluded integration of acquisitions and closed/announced divestitures

2020 Compensation

	2020	2019
Base salary	$600,000	$600,000
Total variable compensation	$3,887,000	$4,820,000
Cash	$1,166,100	$1,446,000
Deferred[1,2]	$2,720,900	$3,374,000
Total direct compensation	$4,487,000	$5,420,000

1. Awarded 80% in performance share units and 20% in stock options. 2. Mr. Deschamps also received an additional PSU award, see summary compensation table on page 103.

Salary for 2020

Mr. Deschamps’ salary remained at $600,000 for fiscal 2020.

Total variable compensation

Mr. Deschamps’ total direct compensation for 2020, which is down 17% year-over-year, takes into account his target compensation and strong individual performance while considering both the overall performance of the bank and also the financial results of International Banking. A significant portion of his total variable compensation award was allocated in deferred compensation to reward for sustained future performance.

Share ownership (as at October 31, 2020)

Values are based on $55.35, the closing price of our common shares on the TSX on October 31, 2020.

Common shares	PSUs	Total value	As a multiple of base salary	Meets share ownership requirement
$276,750	$7,276,030	$7,552,780	13x	yes

Management proxy circular	99

JAKE P. LAWRENCE, CEO AND GROUP HEAD, GLOBAL BANKING AND MARKETS

Jake Lawrence Toronto, Ontario, Canada

Jake Lawrence was appointed CEO and Group Head, Global Banking and Markets on January 1, 2021. In this role, Mr. Lawrence is responsible for overall leadership of the Global Banking and Markets business line and strategy, focused on building alignment across product groups and priority markets to best serve our clients throughout our global footprint.

Mr. Lawrence joined Scotiabank in 2002 and has held progressively senior roles in the finance, group treasury and Global Banking and Markets teams. He was previously Co-Group Head, Global Banking and Markets since 2018 and prior to that was Executive Vice President and Head of Global Banking and Markets in the U.S. Prior to moving into Global Banking and Markets, Mr. Lawrence served as Senior Vice President and Deputy Treasurer, responsible for Scotiabank’s wholesale funding activities, including securitization and regulatory capital, as well as liquidity management. Mr. Lawrence also served as Senior Vice President, Investor Relations for the bank, and was responsible for the coordination of the office of Scotiabank’s President and CEO and related communications activities.

2020 Performance

Global Banking and Markets adjusted net income was $2,034 million, an increase of 33%. Strong performance in capital markets businesses, higher revenue in business banking, and relatively flat expenses were partly offset by higher provisions for credit losses.

The reported financial results for Global Banking and Markets are presented below:

		2020[1]	2019[1]	Change

	Total revenue	$5,484 million	$4,480 million	22.4%

	Net income attributable to equity holders	$2,034 million	$1,534 million	32.6%

	Return on equity	15.4%	13.3%	210 bps

1.	Financial results are presented on an adjusted basis. Please refer to page 114 for a discussion of non-GAAP measures.

The table below summarizes Mr. Lawrence’s results relative to key performance objectives established for 2020:

Performance objectives / strategic deliverables	Results

Deliver financial results and increase relevance with clients

Delivered strong results during COVID-19 pandemic and exhibited operational resiliency

Exceeded client targets and enhanced client analytics, segmentation and coverage

Implemented clear strategy focused on client, product and geography

Continue strengthening the core	Maintained focus on enhancing regulatory and risk oversight Executed effectively on regulatory initiatives

Enhance leadership and improve employee engagement	Demonstrated strong leadership and improved employee engagement Strengthened accountability for leaders on diversity and inclusion with launch of focused program

Achieve business stability and efficiency through technology	Improved resiliency and recovery of trading environment Accelerated launch and adoption of digital solutions and continued modernization of platforms

2020 Compensation

	2020	2019[2]
Base salary	$500,000	$447,945
Total variable compensation	$3,500,000	$2,650,000
Cash	$1,050,000	$795,000
Deferred[1]	$2,450,000	$1,855,000
Total direct compensation	$4,000,000	$3,097,945

1.   Awarded 80% in performance share units and 20% in stock options.

2.   Mr. Lawrence’s 2019 annual salary is based on his role as EVP and Head, Global Banking and Markets, US from November 1, 2018 to November 30, 2018 and his role as Co-Group Head, Global Banking and Markets from December 1, 2018 to October 31, 2019.

Salary for 2020

Effective November 1, 2019, Mr. Lawrence’s salary was increased to $500,000.

Total variable compensation

Mr. Lawrence’s 2020 total direct compensation target has been set in recognition of the Co-Head management structure, and his subsequent development in the role. At the time of his appointment, it was anticipated that his target compensation would be increased over time considering his performance and positioning relative to peers. Mr. Lawrence’s actual 2020 total direct compensation, which is up 29% year-over-year, has been determined considering the strong absolute and relative performance of Global Banking and Markets in 2020, and Mr. Lawrence’s considerable growth and strong individual performance in the role since his appointment. Mr. Lawrence has been appointed CEO and Group Head, Global Banking and Markets with effect from January 1, 2021.

Share ownership (as at October 31, 2020)

Values are based on $55.35, the closing price of our common shares on the TSX on October 31, 2020.

Common shares	PSUs	Total value	As a multiple of cash compensation	Meets share ownership requirement
$168,900	$2,143,450	$2,312,350	1.8x	on track[1]
1.	Mr. Lawrence was appointed to Co-Group Head, Global Banking and Markets effective December 1, 2018 and has three years from date of appointment to meet the new additional holding requirements.

100	Scotiabank

EXECUTIVE COMPENSATION

DAN REES, GROUP HEAD, CANADIAN BANKING

Dan Rees Toronto, Ontario, Canada

Dan Rees was appointed Group Head, Canadian Banking in June 2019. In this role, Mr. Rees leads our Personal and Commercial Banking and Insurance businesses in Canada.

Mr. Rees first joined Scotiabank in 2000 and has held a number of increasingly senior roles in Canadian Banking, Wealth Management, Global Banking and Markets, Global Risk Management and International Banking. Prior to his current role he was Group Head, Operations until June 2019, responsible for developing a bank-wide approach to efficiency and continuous improvement and for ensuring that key functional areas partner effectively with the business lines to improve our customer experience.

2020 Performance

Canadian Banking adjusted net income was $2,604 million, a decrease of 26%. The decline was due primarily to higher provisions for credit losses on performing loans, lower non-interest income, and higher non-interest expenses. In response to the pandemic, Canadian Banking prioritized providing customer and employee support initiatives throughout 2020, including health and safety of both customers and employees, supporting retail and business banking customers financially, and credit-derisking.

The reported financial results of Canadian Banking are presented below:

		2020[1]	2019[1]	Change
	Total revenue	$10,299 million	$10,464 million	(1.6%)
	Net income attributable to equity holders	$2,604 million	$3,504 million	(25.7%)
	Return on equity	15.5%	23.3%	(780 bps)

1.	Financial results are presented on an adjusted basis. Please refer to page 114 for a discussion of non-GAAP measures.

The table below summarizes Mr. Rees’ results relative to key performance objectives established for 2020:

Performance objectives / strategic deliverables	Results

Improve sustained business performance	Delivered solid performance, although committed metrics were impacted by the COVID-19 pandemic

Enable superior customer experience

Improved customer satisfaction and engagement significantly, ranked #1 in 2020 Canada Online Banking Satisfaction Study by J.D. Power during COVID-19

Kept 98% of branches open across Canada during early stage of the COVID-19 pandemic

Built, launched and delivered financial relief program in Canada

Instill a winning team culture

Strengthened leadership bench, and progressed women in leadership targets

Improved employee engagement, salesforce retention, salesforce productivity

Strengthened connections and collaboration for leaders in Canadian Banking and with Corporate Functions

2020 Compensation

	2020	2019[2]
Base salary	$600,000	$570,959
Total variable compensation	$3,350,000	$3,180,000
Cash	$1,005,000	$954,000
Deferred[1]	$2,345,000	$2,226,000
Total direct compensation	$3,950,000	$3,750,959

1.   Awarded 80% in performance share units and 20% in stock options.

2.   Mr. Rees’ 2019 annual salary is based on his role as Group Head, Operations from November 1, 2018 to May 31, 2019 and his role as Group Head, Canadian Banking from June 1, 2019 to October 31, 2019.

Salary for 2020

Mr. Rees’ salary remained unchanged at $600,000 for 2020.

Total variable compensation

Mr. Rees’ 2020 total direct compensation target has been positioned in recognition of his development in the role and positioning relative to peers. At the time of appointment, it was anticipated that his target compensation would be increased over time considering his performance and peer comparisons. Mr. Rees’ actual 2020 total direct compensation has been determined considering his considerable growth and strong individual performance in the role since his appointment and recognizing the financial performance of Canadian Banking, which has been impacted by the pandemic. A significant portion of his total variable compensation award was allocated in deferred compensation to reward for sustained future performance.

Share ownership (as at October 31, 2020)

Values are based on $55.35, the closing price of our common shares on the TSX on October 31, 2020.

Common shares	PSUs	Total value	As a multiple of base salary	Meets share ownership requirement
$993,764	$2,762,919	$3,756,683	6x	yes

Management proxy circular	101

6. Share performance and cost of management

SHARE PERFORMANCE

The graph compares our share performance to our performance comparator group, the Canadian stock market and total compensation awarded to our named executives for the past five years ending October 31, 2020. The total compensation awarded to our named executives is generally aligned to the bank’s operating performance, as well as to shareholder and TSX composite returns.

For comparison purposes, TSR assumes:

•   $100 was invested in Scotiabank common shares on November 1, 2015 and dividends were reinvested over the five-year period

•   $100 was also invested for each company in our performance comparator group and dividends were also reinvested over the same period (the graph shows the peer group median)

•   $100 was invested in the S&P/TSX Composite Index on the same date and dividends were also reinvested.

Cost of Management (Total NEO Pay vs TSR)

Our performance comparator group includes Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada, TD Bank, and National Bank.

Total compensation includes base salary, the annual cash incentive plus the grant value of regular PSU and stock option awards for the top five named executives for the past five years (as disclosed in our circular for prior years).

TSR Index (2015 = 100)	2015	2016	2017	2018	2019	2020
Scotiabank TSR	100	125	150	138	152	120
Peer Group Median TSR	100	116	144	152	161	138
S&P/TSX Composite TSR	100	113	126	121	137	134
Total compensation paid to our NEOs ($ millions)	28	31	35	33	35	29

COST OF MANAGEMENT

Cost of management is a measure we and other Canadian financial institutions use to show how corporate performance compares to compensation awarded to senior officers. We calculate the ratio by dividing total compensation awarded to our named executives by net income for each of the last five years:

•

total compensation includes salary, total variable compensation including the cash portion and the grant value of PSUs and stock options, the compensatory portion of the change in the accrued pension obligation in the year, and all other regular compensation as reported in the summary compensation table (the 2018 and 2019 figures include the total compensation for only the top five paid named executives for comparison purposes, although six named executives were disclosed in both fiscal years)

•	net income as reported in the consolidated statement of income for each of the last five fiscal years
•	cost of management in 2020 was the lowest since 2016.

	Total compensation awarded to named executives ($ millions)	Net income after tax ($ millions)	Cost of management (%)
2020[1]	29.4	6,961	0.42%
2019[1]	34.7	9,409	0.37%
2018[1]	33.3	9,144	0.36%
2017	35.2	8,243	0.43%
2016[1]	30.9	7,646	0.40%

1.

2020 net income was adjusted for the impact of acquisition and divestiture-related costs of $108 million (reported results: $6,853 million). 2019 net income was adjusted for the impact of acquisition and divestiture-related costs of $611 million (reported results: $8,798 million). 2018 net income was adjusted for the impact of acquisition-related costs of $420 million (reported results: $8,724 million). 2016 net income was adjusted for the impact of the restructuring charge of $278 million after tax (reported results: $7,368 million). See pages 114 and 115.

102	Scotiabank

EXECUTIVE COMPENSATION

2020 Executive compensation details

SUMMARY COMPENSATION TABLE

The table below shows the total compensation each NEO earned in the last three fiscal years. We report the share and option awards granted after the end of the fiscal year to reflect decisions made during the 2020 compensation review, rather than awards granted at the outset of fiscal 2020 from the 2019 compensation review. We do not offer long-term, non-equity incentive compensation to our NEOs.

Named executive	Year	Fiscal salary[4] ($)	Share awards[5] ($)	Option awards[6] ($)	Annual incentive plan[7] ($)	Pension value[8] ($)	All other compensation[9] ($)	Total compensation ($)

Brian J. Porter	2020	1,300,000	5,142,000	1,285,000	2,142,000	2,349,000	3,588	12,221,588
President and Chief Executive Officer	2019	1,300,000	5,587,200	1,396,800	2,328,000	2,018,000	3,496	12,633,496
	2018	1,200,000	6,000,000	1,500,000	2,500,000	2,048,000	2,990	13,250,990

Rajagopal Viswanathan	2020	550,000	1,428,000	357,000	765,000	793,000	3,588	3,896,588
Group Head, Chief Financial Officer[1]	2019	500,000	1,056,000	264,000	880,000	551,000	3,496	3,254,496
	2018	306,500	900,000	100,000	300,000	63,000	2,990	1,672,490

Ignacio Deschamps	2020	600,000	2,576,720	544,180	1,166,100	179,510	0	5,066,510
Group Head, International Banking and Digital Transformation	2019	600,000	3,099,200	674,800	1,446,000	145,366	0	5,965,366
	2018	604,014	2,560,000	640,000	1,530,000	52,000	519,290	5,905,304

Jake P. Lawrence	2020	500,000	1,960,000	490,000	1,050,000	149,000	3,588	4,152,588
CEO and Group Head, Global Banking and Markets[2]	2019	447,945	1,484,000	371,000	795,000	422,000	3,496	3,523,441
	2018	400,986	788,000	197,000	640,000	419,000	2,990	2,447,976

Dan Rees	2020	600,000	1,876,000	469,000	1,005,000	135,000	3,588	4,088,588
Group Head, Canadian Banking[3]	2019	570,959	1,780,800	445,200	954,000	100,000	3,496	3,854,455
	2018	508,630	944,000	236,000	770,000	538,000	2,990	2,999,620

1.

Mr. Viswanathan was appointed Group Head and Chief Financial Officer effective December 1, 2019. Prior to this role he was Executive Vice President (EVP) and Chief Financial Officer effective November 1, 2018.

2.	Mr. Lawrence was appointed CEO and Group Head, Global Banking and Markets effective January 1, 2021. Prior to this role, he was Co-Group Head, Global Banking and Markets.

3.	Mr. Rees was appointed Group Head, Canadian Banking effective June 1, 2019. Prior to this role, he was Group Head, Operations.

4.

Upon relocating to Canada, Mr. Deschamps’ 2018 and 2019 salary is in Canadian dollars, established based on his 2017 salary of USD $475,000. Mr. Deschamps’ 2018 salary is based on his USD salary from November 1, 2017 to May 31, 2018 converted to Canadian dollars at USD $1.00 = CAD $1.2722, and his CAD salary from June 1, 2018 to October 31, 2018.

Mr. Lawrence’s 2019 salary is based on his role as EVP and Head, Global Banking and Markets, US from November 1, 2018 to November 30, 2018 and his role as Co-Group Head, Global Banking and Markets from December 1, 2018 to October 31, 2019.

Mr. Rees’ 2019 salary is based on his role as Group Head, Operations from November 1, 2018 to May 31, 2019 and his role as Group Head, Canadian Banking from June 1, 2019 to October 31, 2019. Mr. Rees’ 2018 salary is based on his role as EVP, Operations from November 1, 2017 to August 29, 2018 and his role as Group Head, Operations from August 30, 2018 to October 31, 2018.

5.

For compensation purposes, we value PSU awards using the 20-trading day average closing price of our common shares at the time of grant to smooth out short-term aberrations in the share price. The accounting fair value is based on the closing price of our common shares on the TSX on the grant date. 100% of the payout value of the PSU award is based on performance criteria on vesting.

The accounting fair value of the 2020 PSU awards is approximately 6.4% more than the compensation value shown in the summary compensation table, 1.7% less for 2019 and 2.0% more for 2018.

	Grant date	Grant date fair value	Accounting fair value
2020	December 3	$62.40	$66.40
2019	December 2	$75.97	$74.68
2018	November 30	$70.85	$72.30

Mr. Viswanathan’s fiscal 2018 share awards include a PSU award of $400,000 based on 2018 performance and a one-time restricted share unit award of $500,000 for his role as Acting CFO.

Mr. Deschamps’ fiscal 2020 share awards include a PSU award of $2,176,720 based on his 2020 performance and an additional PSU award of $400,000 granted in January 2020 to replace annual allowances previously received in cash. These additional units vest on the same performance criteria as his 2019 PSU award and will vest in November 2022.

Mr. Deschamps’ fiscal 2019 share awards include a PSU award of $2,699,200 based on his 2019 performance and an additional PSU award of $400,000 granted early in fiscal 2019 to replace annual allowances previously received in cash. These additional units vest on the same performance criteria as his 2018 PSU award and will vest in November 2021.

6.	We use the Black-Scholes model to value stock option awards.

Similar to 2019, the fair value of option awards granted in 2020 is based on a five-year average compensation fair value.

Compensation fair value is different than the accounting fair value disclosed in our financial statements and the following assumptions were used:

	Term	Share price volatility	Dividend yield	Risk-free rate
2020	10 years	18.9%	4.19%	0.65%
2019	10 years	14.7%	3.99%	1.41%
2018	10 years	20.7%	4.00%	2.48%

Management proxy circular	103

The assumptions used to calculate the accounting fair value of the 2020 option awards to EVP and above are different in two ways:

•	we used an expected life of 7.03 years, instead of the full term of 10 years, in accordance with IFRS 2, Share-based Payment
•	we based volatility on historic and implied volatility and the current dividend yield.

The accounting fair value of the 2020 stock option awards is approximately 42% less than the compensation value shown in the summary compensation table, 59% less for 2019 and 48% less for 2018.

As the compensation fair value is greater, we award fewer options than if we had used the accounting fair value, which results in less dilution. The table below shows the differences in the compensation and accounting fair values as a percentage of the grant price.

	Grant date	Grant price	Compensation fair value (as a % of the grant price)	Accounting fair value (as a % of the grant price)
2020	December 10	$68.36	11.2%	6.6%
2019	December 5	$74.34	12.5%	5.1%
2018	December 6	$72.28	13.5%	7.0%

7.	Annual incentive plan is the annual cash incentive (non-equity incentive plan compensation) earned by the named executives.

8.	Pension value is the compensatory change described on page 108.

The amounts are calculated using actuarial methods and assumptions consistent with those used for calculating pension obligations and annual expenses as disclosed in our consolidated financial statements. The most significant assumption is the discount rate used to determine the accrued obligation, which is set based on yields on high quality corporate bonds with matching durations. The remaining assumptions reflect our best estimate of future events, so the values shown may not be directly comparable to similar estimates of pension liabilities disclosed by other companies.

The compensatory change amount fluctuates from year to year, even in cases where an executive accrues a flat pension amount, due to changes in market conditions. The decline in corporate bond yields, the discount rate used to measure the compensatory change, was 100 bps lower in fiscal 2020 than the prior year, leading to higher compensatory change amounts this year.

Upon relocating to Canada in 2018, Mr. Deschamps participates in the Scotiabank Pension Plan and the supplemental Scotiabank Hybrid Executive Pension Plan.

9.	All other compensation includes perquisites and other taxable benefits. In 2019 these amounts total less than $50,000 and 10% of the salary of each named executive and therefore are not disclosed.

The amounts shown for Mr. Porter, Mr. Viswanathan, Mr. Lawrence and Mr. Rees in all years are Scotiabank’s contribution to ESOP. These named executives participate in the plan on the same terms as our other employees. Employees can purchase our common shares and the bank contributes an additional 60% to the purchase up to specified limits. Prior to January 2019, the bank contributed an additional 50% up to specified limits.

Amounts in this column do not include dividend equivalents earned on PSU awards because dividends are factored into the fair value calculation at the time of grant.

Mr. Deschamps received a cash allowance of $519,290 (CAD equivalent) in fiscal 2018 for travel and relocation-related expenses.

104	Scotiabank

EXECUTIVE COMPENSATION

INCENTIVE PLAN AWARDS

Outstanding share and option awards

The table below includes awards granted previously as at October 31, 2020:

•

the value of unexercised in-the-money options equals the closing price of our common shares on October 31, 2020 ($55.35) minus the exercise price of the option awards, multiplied by the number of outstanding options

•

the value of unvested PSU awards on October 31, 2020 equals the closing price of our common shares on October 31, 2020 ($55.35) multiplied by the number of units outstanding. This table values the PSUs using performance at target (factor of 100), however, the number of PSUs that may vest can range from 0 to 125 of target for PSUs granted. The 2017 PSUs vested on November 30, 2020 and details on the valuation and performance factors for these awards are set out on page 93.

Outstanding share and option awards as at October 31, 2020

	Option-based awards					Share-based awards
	Grant date	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Grant date	Plan	Number of share units that have not vested (#)	Market value of awards that have not vested ($)	Number of DSUs outstanding (all of these DSUs have vested)	Market or payout value of vested share unit awards not paid out or distributed
Brian Porter[1]						18/12/09	DSU			19,490	1,078,772
	09/12/13	178,628	63.98	09/12/23	–
	08/12/14	150,944	68.32	08/12/24	–
	03/12/15	147,776	60.67	03/12/25	–
	01/12/16	139,876	74.14	01/12/26	–
	07/12/17	119,756	81.81	07/12/27	–	30/11/17	PSU	80,735	4,468,682
	06/12/18	153,724	72.28	06/12/28	–	30/11/18	PSU	94,350	5,222,273
	05/12/19	150,314	74.34	05/12/29	–	02/12/19	PSU	78,159	4,326,101
Total		1,041,018			–			253,244	14,017,055	19,490	1,078,772
Rajagopal Viswanathan	10/12/12	7,704	55.63	10/12/22	–
	09/12/13	7,144	63.98	09/12/23	–
	08/12/14	5,488	68.32	08/12/24	–
	03/12/15	6,252	60.67	03/12/25	–
	01/12/16	5,496	74.14	01/12/26	–
	07/12/17	4,956	81.81	07/12/27	–	30/11/17	PSU	3,341	184,924
	06/12/18	10,248	72.28	06/12/28	–	30/11/18	PSU	6,290	348,152
	05/12/19	28,410	74.34	05/12/29	–	02/12/19	PSU	14,772	817,630
Total		75,698			–			24,403	1,350,706	–	–
Ignacio Deschamps						30/11/17	PSU	41,393	2,291,103
						30/11/18	PSU	40,256	2,228,170
						02/01/19	PSU	6,310	349,259
	06/12/18	65,588	72.28	06/12/28	–	02/12/19	PSU	37,759	2,089,961
	05/12/19	72,618	74.34	05/12/29	–	02/01/20	PSU	5,737	317,530
Total		138,206			–			131,455	7,276,022	–	–
Dan Rees	05/12/11	8,512	49.93	05/12/21	46,135
	10/12/12	9,244	55.63	10/12/22	–
	09/12/13	8,576	63.98	09/12/23	–
	08/12/14	8,348	68.32	08/12/24	–
	03/12/15	9,094	60.67	03/12/25	–
	01/12/16	12,158	74.14	01/12/26	–
	07/12/17	12,802	81.81	07/12/27	–	30/11/17	PSU	10,161	562,411
	06/12/18	24,186	72.28	06/12/28	–	30/11/18	PSU	14,844	821,615
	05/12/19	47,910	74.34	05/12/29	–	02/12/19	PSU	24,911	1,378,824
Total		140,830			46,135			49,916	2,762,851	–	–
Jake Lawrence	10/12/12	2,980	55.63	10/12/22	–
	09/12/13	2,592	63.98	09/12/23	–
	03/12/15	5,684	60.67	03/12/25	–
	01/12/16	6,792	74.14	01/12/26	–
	07/12/17	8,268	81.81	07/12/27	–	30/11/17	PSU	5,575	308,576
	06/12/18	20,188	72.28	06/12/28	–	30/11/18	PSU	12,391	685,842
	05/12/19	39,926	74.34	05/12/29	–	02/12/19	PSU	20,759	1,149,011
Total		86,430			–			38,725	2,143,429	–	–

1.	Mr. Porter chose to receive a percentage of his short-term incentives as DSUs. All of these DSUs are fully vested.

Management proxy circular	105

Value vested or earned during the fiscal year

The table below shows the following for each named executive:

•	the total value that would have been realized on vesting of stock options during fiscal 2020 if the options had been exercised on the vesting date
•	the value of share awards received on vesting during fiscal 2020
•	the annual cash incentive compensation awards earned for 2020.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Annual incentive compensation – Value earned during the year ($)
Brian Porter	1,018,260	5,982,599	2,142,000
Rajagopal Viswanathan	42,966	797,875	765,000
Ignacio Deschamps	–	3,127,534	1,166,100
Jake Lawrence	39,547	290,498	1,050,000
Dan Rees	63,621	519,973	1,005,000

Option based awards include the total value of stock options that vested during fiscal 2020 including 50% of the options granted on December 3, 2015 and December 1, 2016. The value equals the number of options that vested times the difference between the option exercise price and the closing share price on the vesting date.

Grant date	Exercise price	Vesting date	Closing share price on vesting date
December 3, 2015	$60.67	December 3, 2019	$73.94
December 1, 2016	$74.14	December 1, 2019	$74.68

Share-based awards include the value of PSUs that vested during fiscal 2020 and include dividend equivalents. Their realized value on vesting equals the number of units vested times the performance factor times the vesting price (the average closing price of our common shares on the TSX for the 20 trading days prior to the vesting date).

Vesting date	Performance factor	Vesting price
November 30, 2019	89%[1]	$75.97
1.	See pages 77 and 78 of our 2020 circular for information on how we calculated the performance factor.

Options exercised during fiscal 2020

Name	Grant date	Number of options	Exercise price	Realized value

Rajagopal Viswanathan	December 6, 2010	2,312	$55.63	$786
	December 5, 2011	1,272	$49.93	$7,683

Dan Rees	December 11, 2009	2,616	$47.75	$71,036
	December 6, 2010	2,484	$55.63	$4,744

Securities authorized for issuance under equity compensation plans as at October 31, 2020

Shareholders must approve our stock option plan.

Other important points to note:

•	We stopped granting stock options to directors as of October 28, 2003.
•

When we acquired DundeeWealth Inc. (renamed HollisWealth Inc. and subsequently renamed 1985275 Ontario Inc.) on February 1, 2011, DundeeWealth stock options were converted to 1,293,308 options on our common shares based on the February 1, 2011 share price. The number of options and exercise prices are the sum and weighted average of our common shares to be issued for stock options granted under their employee and advisor share incentive plans. We will not be issuing new stock options under these equity compensation plans.

As at October 31, 2020	Securities to be issued upon exercise					Securities remaining for future issuance under equity compensation plans			Securities to be issued upon exercise plus available for issuance
Equity compensation plans	#		% of outstanding common shares	Weighted average price		#		% of outstanding common shares	#	% of outstanding common shares
Stock Option Plan	11,782,474		0.97%	$66.45		5,446,976		0.45%	17,229,450	1.42%
DundeeWealth Stock Option Plan[1]	10,000		0.00%	$55.21		180,606		0.01%	190,606	0.02%
Total Stock Option Plan	11,792,474	[2]	0.97%	$66.44	[3]	5,627,582	[4]	0.46%	17,420,056	1.44%

1.

Effective November 1, 2013, DundeeWealth Inc. was renamed HollisWealth Inc. Effective November 1, 2017, HollisWealth Inc. was renamed 1985275 Ontario Inc. We will not be issuing new stock options under this stock option plan. This plan was not approved by bank shareholders.

2.	12,683,060 as at February 9, 2021
3.	$67.52 as at February 9, 2021
4.	3,779,254 as at February 9, 2021

See Note 26 to our 2020 consolidated financial statements for more information.

106	Scotiabank

EXECUTIVE COMPENSATION

About burn rate, dilution and overhang

Shareholders approve the number of shares that can be issued under the stock option plan, which is less than 10% of our outstanding common shares. In April 2011, shareholders approved an increase of 15 million common shares available for issuance under the stock option plan.

The table below shows the key details about our stock option plan but does not include information on DundeeWealth stock options.

	2020	2019	2018
Burn rate
Total number of options granted in a fiscal year, divided by weighted average number of common shares outstanding	0.13%	0.13%	0.08%
Dilution
Total number of options outstanding divided by weighted average number of common shares outstanding	1.0%	0.9%	1.2%
Overhang
Total number of options available for issue plus options outstanding, divided by weighted average number of common shares outstanding	1.5%	1.5%	1.8%

About the stock option plan

We do not have significant share dilution; we issued 0.94 million shares related to equity-based compensation. Effective November 29, 2016, the bank discontinued the issuance of shares from treasury for dividend and share purchase plans.

Other features of the plan:

•	we have insider participation limits
•	our general loan policies and customer rates apply to employees who borrow to buy common shares for option exercises
•	we grant stand-alone stock appreciation rights in select countries outside of Canada, where local laws may restrict the issuance of shares.

Limits

No one can be granted stock options to purchase more than 5% of our total number of issued and outstanding common shares on a non-diluted basis at any time.

No more than 10% of our total common shares outstanding can be issued to insiders for the exercise of options in any year – this limit applies to the stock option plan and any other security-based compensation arrangement.

Adjustments can be made to options in proportion to adjustments made to our common shares for certain events, like a subdivision, consolidation, reorganization, reclassification or other event that requires adjustments to be made.

Making changes

Shareholders must approve changes to the plan including:

•	an increase in the maximum number of shares that may be issued
•	a reduction in the exercise price of outstanding options
•	an extension of an option expiry date
•	certain expansions of classes of eligible recipients of options
•	an expansion of the transferability of options
•	any amendments to the amendment provisions.

The board can make changes to the plan without shareholder approval including, but not limited to:

•	changes of an administrative or housekeeping nature
•	terms, conditions and mechanics of granting stock option awards
•	changes to vesting, exercise or early expiry
•	amendments that are designed to comply with the law, tax or accounting provisions, or regulatory requirements.

Management proxy circular	107

RETIREMENT BENEFITS

Scotiabank pension plan

Type of plan	Defined benefit, defined contribution
Participation	Named executive officers residing in Canada and our broader employee base in select countries
Terms

Scotiabank offers three different arrangements, each with a core benefit paid for by the bank and the opportunity to earn additional benefits from the bank if the employee contributes.

Employees hired before January 1, 2016:

Core Benefit:

•  members earn 1.5% of their highest five-year average base salary for each year of service, less the estimated pension payable under the Canada/Quebec Pension Plan

Contributory Benefit:

•  members contribute 4% of their base salary up to a maximum of $3,500 each calendar year and earn an annual pension equal to 2% of their highest five-year average base salary for each year of service, less the estimated pension payable under the Canada/Quebec Pension Plan

Employees hired on or after January 1, 2016 but before May 1, 2018:

Core Benefit:

•  members earn 1% of their highest five-year average base salary for each year of service

Contributory Benefit:

•  members contribute 1-4% of their base salary each calendar year into a defined contribution account and the bank matches 100% of the member contributions

Employees hired on or after May 1, 2018:

•  join a defined contribution pension plan with a core benefit and a contributory benefit

•  none of the named executive officers participate in this plan

Annual pension benefits and contributions are capped at the maximum pension limit under the Income Tax Act (Canada)

Pension benefits

•  the defined benefit retirement benefit is paid for life and if there is a surviving spouse, he or she receives 60% of the member’s pension for life

•  the defined contribution retirement benefit can be transferred to an approved retirement vehicle at the time of retirement

Eligibility	• full pension begins at age 65, the normal retirement age (age 63 if hired before 1983) • members can receive a reduced pension at age 55 (age 53 if hired before 1983)

Supplemental pension arrangements (Canada)

Supplemental pension arrangements for the named executives (excluding Mr. Porter) are covered by the Scotiabank Executive Pension Plan and the Scotiabank Hybrid Executive Pension Plan, which are non-registered supplemental pension plans.

Scotiabank Executive Pension Plan

The pension accrual under the Scotiabank Executive Pension Plan is calculated substantially the same as under the Scotiabank Pension Plan for employees hired before January 1, 2016, in the absence of income tax limits, except that incentive compensation is considered. For the named executives participating in the Scotiabank Executive Pension Plan, the total retirement benefits are capped at 70% of the highest average five-year compensation. The total amount of eligible service recognized in the pension calculation is based on the date the member joined the Scotiabank Pension Plan.

Scotiabank Hybrid Executive Pension Plan

The pension accrual under the Scotiabank Hybrid Executive Pension Plan is equal to 2% of the participant’s highest five-year average pensionable salary in excess of that used to determine the pension under the Scotiabank Pension Plan, except that incentive compensation is considered and participating executives are required to contribute the maximum allowable amount under the Scotiabank Pension Plan to participate. The total amount of eligible service recognized in the pension calculation is based on the date the member becomes an executive.

Note that for the Scotiabank Executive Pension Plan and the Scotiabank Hybrid Executive Pension Plan the total amount of eligible compensation recognized in the pension calculation is capped at various rates depending on the plan and the executive’s position.

Executives do not receive any supplemental pension benefits if they leave the bank before meeting the eligibility requirements (i.e. attaining the earlier of age 55 with 10 years of service or 5 years from normal retirement date), are terminated with cause, or engage in competitive business after retirement. The pension is reduced if the executive retires before normal retirement age.

Mr. Porter’s supplemental pension benefit is vested, while the remaining participants are not vested, based on eligibility requirements. When Mr. Porter became President and CEO on November 1, 2013, his retirement arrangement was amended to freeze the pension amount accrued before his appointment, to prevent triggering a large one-time increase in pension benefit because of the increase in his compensation as CEO.

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EXECUTIVE COMPENSATION

Summary of benefits

Brian Porter

Mr. Porter is covered by an individual retirement agreement that went into effect when he became President and CEO:

•  his previous retirement arrangement was frozen as of October 31, 2013

•  pension accrues at a flat rate of $125,000 for each year he is President and CEO

•  his total annual pension from all bank sources is capped at $1.5 million

Rajagopal Viswanathan Ignacio Deschamps Jake Lawrence Dan Rees

Mr. Viswanathan, Mr. Lawrence and Mr. Rees participate in the Scotiabank Executive Pension Plan and Mr. Deschamps participates in the Scotiabank Hybrid Executive Pension Plan; and all have a cap on both pension benefits and eligible compensation. Pension benefits are capped as follows (for Mr. Deschamps, the cap is indexed each year with inflation):

	Executive	Cap	Executive	Cap
	Rajagopal Viswanathan	$560,000 per year	Jake Lawrence	$560,000 per year
	Ignacio Deschamps	$641,600 per year	Dan Rees	$560,000 per year

Defined benefit plan obligations

The table below shows the defined benefit pension plan obligations for each applicable named executive as at October 31, 2020.

The amounts are calculated using actuarial methods and assumptions consistent with those used for calculating pension obligations and annual expenses as disclosed in our consolidated financial statements. The most significant assumption is the discount rate used to determine the accrued obligation, which is set based on yields on high quality corporate bonds with matching durations. The remaining assumptions reflect our best estimate of future events, so the values shown may not be directly comparable to similar estimates of pension liabilities disclosed by other companies.

Name	Number of years of credited service	Annual benefits payable ($)		Accrued obligation at start of year ($)	Compensatory change ($)	Non-compensatory change ($)	Accrued obligation at year end ($)
		At year end	At age 65
Brian Porter	26.8	1,156,000	1,448,000	18,853,000	2,349,000	1,464,000	22,666,000
Rajagopal Viswanathan	16.8	139,000	319,000	1,831,000	793,000	263,000	2,887,000
Ignacio Deschamps	2.4	31,000	148,000	239,000	173,000	33,000	445,000
Jake Lawrence	16.8	156,000	515,000	1,928,000	149,000	284,000	2,361,000
Dan Rees	18.6	189,000	395,000	2,304,000	135,000	282,000	2,721,000

Accrued obligation is the value of the projected pension benefits from all pension plans, earned for all service to date.

Compensatory change includes the annual service costs and other compensatory changes:

•	the annual service cost is the value of the projected pension benefits earned in 2020
•

other compensatory changes reflect the change in the accrued obligation attributable to the impact of the differences between actual earnings (salary and bonus) for the year, and those assumed in the previous years’ calculations, and the retroactive impact of any promotions or plan changes. We do not have arrangements that provide our named executives with additional years of service for purposes of the plan.

The compensatory change amount fluctuates from year to year, even in cases where an executive accrues a flat pension amount, due to changes in market conditions. The decline in corporate bond yields, the discount rate used to measure the compensatory change, was 100 bps lower in fiscal 2020 than the prior year, leading to higher compensatory change amounts this year.

Non-compensatory change is the change in the accrued obligation attributable to items that are not related to salary and bonus decisions and promotion, such as assumption changes, interest on the accrued obligation at the start of the year and any employee contributions.

The estimated accrued obligation values are calculated each year by our independent actuaries, based on the same method and assumptions used to determine year end pension plan obligations for our pension plans as disclosed in Note 28 to the 2019 consolidated financial statements and Note 28 to the 2020 consolidated financial statements.

Defined contribution balances

Name	Accumulated value at start of year ($)	Compensatory change ($)	Accumulated value at year end ($)
Ignacio Deschamps	18,647	6,510	33,207

Accumulated value is the value of the named executive officer’s defined contribution account balance.

Management proxy circular	109

Compensatory change includes the employer contributions and above-market or preferential earnings credited on employer and employee contributions (where applicable). Above-market or preferential earnings applies to non-registered plans and means a rate greater than the rate ordinarily paid by the company or its subsidiary on securities or other obligations having the same or similar features issued to third parties. We do not have arrangements that provide our named executives with above-market or preferential earnings.

Pension plan governance

The human resources committee oversees the Scotiabank Pension Plan. It has delegated certain fiduciary plan duties to the pension administration and investment committee, including the plan investment strategy and performance, which the committee reports on to the human resources committee twice annually. The pension administration and investment committee includes the President and CEO, Chief Financial Officer, Chief Human Resources Officer and others. The board retains plan sponsor duties, including approval of plan amendments.

110	Scotiabank

EXECUTIVE COMPENSATION

TERMINATION AND CHANGE OF CONTROL

Change of control

We define a change of control as:

•	an acquisition of more than 20% of our voting shares
•	a change in the majority of our board members
•	any transaction where one or more entities acquires more than 50% of our assets, or
•	a merger between us and one or more entities to form another legal entity.

While we do not have individual change-of-control agreements with our NEOs, our equity-based compensation plans and executive pension arrangements include terms for vesting in these circumstances.

These change of control provisions are “double-trigger” – this means they only take effect when there is a change of control and termination of employment without cause. Vesting accelerates under the PSU plan, stock option plan and executive pension arrangements if an executive’s employment is terminated within two years of a change of control for any reason other than dismissal for cause.

Treatment of compensation if employment is terminated

The table below summarizes the treatment of compensation for the NEOs under various termination scenarios:

•

retirement – a NEO may qualify for retirement under our equity plans at age 55 or older with 10 years of service, or within five years of their normal retirement date, whichever is earlier. If neither of these criteria is satisfied, the termination of employment will be treated as a resignation, and the appropriate termination provisions will apply. Outstanding awards will be forfeited if an employee engages in competitive business after he or she retires.

•	salary and annual cash incentive – the table does not reflect any amounts that may be considered under common and civil law.
•

pension – an executive forfeits his or her supplemental pension if he or she resigns or retires or is terminated without cause before being eligible for retirement, is terminated with cause or engages in a competitive business after he or she retires or is otherwise no longer employed by us.

Compensation element	Resignation	Retirement	Termination without cause	Termination with cause	Termination (within two years) following a change of control
Salary	Salary ends	Salary ends	Salary ends	Salary ends	Salary ends
Annual cash incentive	Award forfeited	Award prorated based on period worked during the fiscal year	Award forfeited	Award forfeited	Award forfeited
PSUs	Unvested units expire on date of resignation and vested units are paid out in accordance with plan	Continue to vest according to normal schedule	Continue to vest according to normal schedule	Unvested units expire on date of termination and vested units are paid out in accordance with plan	Unvested units vest on the vesting date or the termination date, whichever is earlier (normal vesting for U.S. taxpayer). Vested units are paid out in accordance with plan[1]
Stock options	All vested and unvested options immediately expire and are forfeited on the resignation date	Continue to vest according to normal schedule and remain exercisable until the original expiry date	Unvested options expire immediately, and any exercise of vested options must be within three months of the termination date	All vested and unvested options expire immediately and are forfeited on the termination date	Vest immediately and can be exercised in accordance with plan
DSUs	Can be redeemed until the end of the calendar year following the year that employment ends	Can be redeemed until the end of the calendar year following the year that employment ends	Can be redeemed until the end of the calendar year following the year that employment ends	Can be redeemed until the end of the calendar year following the year that employment ends	Can be redeemed until the end of the calendar year following the year that employment ends
Pension	For the Scotiabank Pension Plan, entitled to accrued pension, including any account balances where applicable	For the Scotiabank Pension Plan, entitled to accrued pension, including any account balances where applicable	For the Scotiabank Pension Plan, entitled to accrued pension, including any account balances where applicable	For the Scotiabank Pension Plan, entitled to accrued pension, including any account balances where applicable	For the Scotiabank Pension Plan, entitled to accrued pension, including any account balances where applicable
Perquisites	Perquisites end	Perquisites end	Perquisites end	Perquisites end	Perquisites end

1.

The performance factor will be calculated based on a shortened performance period. In the event a performance factor cannot be calculated, a performance factor of 1 will be used to calculate the number of PSUs that vest.

Management proxy circular	111

Estimated payments if employment is terminated

The table below shows the estimated additional benefits each named executive would be entitled to receive if their employment ended on October 31, 2020 but does not include amounts to which a named executive may be entitled under statutory, common or civil law. Any benefits of an equal or lesser value that a named executive would be eligible to receive under continued employment are disclosed elsewhere in this executive compensation section of the circular. For equity-based compensation, the values represent the in-the-money value of any awards (as of October 31, 2020) that would have been eligible for accelerated vesting as a result of termination. These values are based on a share price of $55.35, the closing price of our common shares on October 31, 2020.

We do not gross up any compensation to cover the impact of income taxes.

The actual amounts that a named executive would receive if employment is terminated can only be determined at the time of termination. Many factors could affect the nature and amount of the benefits and the actual amounts may be higher or lower than the amounts shown below. PSUs have been valued assuming a performance factor of 1 and may not reflect the actual payouts.

Executives’ and former executives’ outstanding equity-based incentives may be subject to reduction or recoupment, under the terms of our clawback policy.

Estimated additional payment for NEOs upon termination of employment, as at October 31, 2020

Estimated incremental value on termination as of October 31, 2020
	Brian Porter	Rajagopal Viswanathan	Ignacio Deschamps	Jake Lawrence	Dan Rees
Resignation	–	–	–	–	–
Retirement	–	–	–	–	–
Termination without cause	–	–	–	–	–
Termination with cause	–	–	–	–	–
Termination (within 2 years) following a change of control
Salary & annual incentives	–	–	–	–	–
Equity-based incentives	14,017,013	1,350,706	6,958,500	2,143,450	2,762,919
Pension	–	–	–	–	–
Perquisites	–	–	–	–	–
Total	14,017,013	1,350,706	6,958,500	2,143,450	2,762,919

112	Scotiabank

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Other information

COMPENSATION OF MATERIAL RISK IMPACT EMPLOYEES

The tables below show the compensation awarded to employees who had an impact on our material risk, in accordance with Implementation Standard 15 of the FSB Guidelines and the Basel Committee on Banking Supervision’s Pillar III disclosure requirement. For the purposes of the tables below, material risk impact employees are all senior vice presidents and above, managing directors who are business heads and above in Global Banking and Markets, and other select employees. At least 40% to 60% of their total incentive compensation is deferred.

The compensation review committee reviews the list of material risk impact (MRI) employees to make sure it is complete.

Fixed and variable compensation awarded

	2020		2019
($ millions)	NEOs	Other MRI	NEOs	Other MRI
Number of executives	5	251	6	254
Fixed pay	3.6	85.4	4.5	84.0
Variable compensation
Non-deferred cash	6.1	81.3	7.3	88.7
Non-deferred share units[1,2]	–	0.9	–	0.7
Deferred cash	–	1.0	–	0.5
Deferred share units[1,2]	13.0	85.2	14.4	90.6
Stock options[1]	3.1	11.7	3.3	12.3

1.	Reflects grant value of share units and stock options
2.	Share units include PSUs, RSUs and deferred performance plan units

Deferred compensation outstanding and paid

	2020		2019
($ millions)	Named Executives	Other MRI	Named Executives	Other MRI
Vested
Cash	–	–	–	–
Share units[2,3,4]	–	0.7	–	–
Stock options[3]	–	1.2	6.7	30.0
Unvested
Cash[3]	–	1.3	–	1.0
Share units[2,3,4]	27.6	186.0	40.9	242.2
Stock options[3]	–	–	2.8	7.6
Total deferred outstanding	27.6	189.2	50.4	280.9
Paid
Cash	–	0.2	–	0.3
Share units[2]	10.7	64.5	12.5	66.2
Stock options	0.1	3.1	0.2	4.1
Total deferred paid	10.8	67.7	12.7	70.6

3.	Reflects in-the-money value of vested or unvested share units and stock options as at October 31, 2020
4.	Unvested share units and cash are valued using a performance factor of 1.0

100% of the vested and unvested awards listed in the table above on the right are subject to either implicit adjustments (such as a decrease in our share price) and/or explicit adjustments (such as clawbacks or risk-related adjustments as outlined on page 89).

Adjustments to variable compensation

The bank’s compensation program includes the ability for the board to reduce variable compensation in certain circumstances, including non-compliance with our policies or risk appetite or performance-related events. The board exercised its discretion in specific individual circumstances and reduced variable compensation by $0.1 million for MRI employees who are not NEOs. As a result of the performance factor for PSUs that vested in 2020, the value of vested PSUs paid to NEOs was reduced by $1.3 million and by $6.3 million for other MRI employees who are not NEOs.

Other compensation paid

The table below shows aggregate guaranteed incentive awards, sign-on awards, and severance payments for MRI employees over the past two fiscal years. Additional information regarding the highest single severance payment to an MRI employee has been provided to OSFI on a confidential basis to protect employee privacy.

Level ($ millions)	Year	Guaranteed incentive awards		Sign-on awards		Severance payments
		Number of employees	Total amount	Number of employees	Total amount	Number of employees	Total amount
Named executive	2020	–	–	–	–	–	–
	2019	–	–	1	$2.3	1	$2.8
Other material risk impact employees	2020	–	–	1	$0.3	13	$3.7
	2019	1	$1.7	7	$4.9	22	$14.9

Management proxy circular	113

BUSINESS PERFORMANCE MEASURES

The bank uses the following business performance measures to assess performance in its incentive plans, as defined below.

Diluted earnings per share

Diluted earnings per share is calculated by dividing adjusted net income for the period attributable to common shareholders by the weighted-average number of diluted common shares outstanding for the period.

Net income attributable to common shareholders

Net income attributable to common shareholders is defined as net income, less amounts attributable to non-controlling interests in subsidiaries, preferred shareholders and other equity instrument holders.

Operating leverage

The bank defines operating leverage as the rate of growth in total revenue, less the rate of growth in non-interest expenses.

Return on equity

Return on equity is a profitability measure that presents the net income attributable to common shareholders as a percentage of average common shareholders’ equity.

NON-GAAP MEASURES

The bank uses a number of financial measures to assess its performance. Some of these measures are not calculated in accordance with GAAP, which are based on IFRS as issued by the International Accounting Standards Board (IASB), are not defined by GAAP and do not have standardized meanings that would ensure consistency and comparability among companies using these measures. The bank believes that certain non-GAAP measures are useful in assessing ongoing business performance and provide readers with a better understanding of how management assesses performance. Non-GAAP measures are used in compensation discussion and analysis.

Adjusted results and diluted earnings per share

The following tables present reconciliations of GAAP reported financial results to Non-GAAP adjusted financial results. Additional details are included in the 2020 annual report on pages 17 – 22. The financial results have been adjusted for the following:

1.  Acquisition and divestiture-related amounts – Acquisition and divestiture-related amounts are defined as:

A. Acquisition-related costs

1.

Integration costs – Includes costs that are incurred and relate to integrating the acquired operations and are recorded in the Global Wealth Management and International Banking operating segments. These costs will cease once integration is complete. The costs relate to the following acquisitions:

•	Banco Cencosud, Peru (closed Q2, 2019)

•	Banco Dominicano del Progreso, Dominican Republic (closed Q2, 2019)

•	MD Financial Management, Canada (closed Q4, 2018)

•	Jarislowsky, Fraser Limited, Canada (closed Q3, 2018)

•	Citibank consumer and small and medium enterprise operations, Colombia (closed Q3, 2018)

•	BBVA, Chile (closed Q3, 2018)

2.

Day 1 provision for credit losses on acquired performing financial instruments, as required by IFRS 9. The standard does not differentiate between originated and purchased performing loans and as such, requires the same accounting treatment for both. These credit losses are considered Acquisition-related costs in periods where applicable and are recorded in the International Banking segment. The provision for 2019 relates to Banco Cencosud, Peru and Banco Dominicano del Progreso, Dominican Republic.

3.

Amortization of Acquisition-related intangible assets, excluding software. These costs relate to the six acquisitions above, as well as prior acquisitions and are recorded in the Canadian Banking, International Banking and Global Wealth Management operating segments.

114	Scotiabank

EXECUTIVE COMPENSATION

B.

Net (gain)/loss on divestitures – The bank announced a number of divestitures in accordance with its strategy to reposition the bank. The net (gain)/loss on divestitures is recorded in the Other segment, and relates to the following divestitures (refer to Note 37 to the consolidated financial statements for further details):

•	Operations in Antigua and Barbuda (announced Q4, 2020)

•	Operations in British Virgin Islands (closed Q3, 2020)

•	Operations in Belize (announced Q3, 2020)

•	Equity-accounted investment in Thanachart Bank, Thailand (closed Q1, 2020)

•	Colfondos AFP, Colombia (closed Q1, 2020)

•	Operations in Puerto Rico and USVI (closed Q1, 2020)

•	Insurance and banking operations in El Salvador (closed Q1, 2020)

•	Banking operations in the Caribbean (closed Q4, 2019)

•	Insurance and pension operations in the Dominican Republic (closed Q2, 2019)

2.  Valuation-related adjustments, recorded in Q1, 2020 (pre-tax $315 million) – The bank modified its allowance for credit losses measurement methodology by adding an additional, more severe pessimistic scenario, consistent with developing practice among major international banks in applying IFRS 9, and the bank’s prudent approach to expected credit loss provisioning. The modification resulted in an increase in provision for credit losses of $155 million which was recorded in Canadian Banking, International Banking, Global Wealth Management and Global Banking and Markets operating segments. The bank enhanced its fair value methodology primarily relating to uncollateralized OTC derivatives which resulted in a pre-tax charge of $116 million. This charge was recorded in the Global Banking and Markets and Other operating segments. The bank also recorded an impairment loss in the Other operating segment of $44 million pre-tax, related to one software asset.

For the year ended October 31, 2020	Reported	Impact of adjustments	Adjusted amounts
Net income ($ millions)	$6,853	$108	$6,961
Diluted earnings per share	$5.30	$0.06	$5.36
Return on equity	10.4%	–	10.4%
Operating leverage	0.3%	(0.9%)	(0.6%)

For the year ended October 31, 2019	Reported	Impact of adjustments	Adjusted amounts
Net income ($ millions)	$8,798	$611	$9,409
Diluted earnings per share	$6.68	$0.46	$7.14
Return on equity	13.1%	0.8%	13.9%
Operating leverage	(3.3%)	2.7%	(0.6%)	[1]
1. Excluding the pension revaluation benefit gain in 2018 of $203 million pre-tax.

LOANS TO DIRECTORS, OFFICERS AND EMPLOYEES

The table below shows the aggregate indebtedness outstanding at January 13, 2021 of current and former directors, executive officers and employees of the bank and our subsidiaries. The amounts exclude routine indebtedness as described in note 2, below.

Purpose	To the bank or a subsidiary of the bank	To another entity
Share purchases	–	–
Other	$483,280,131	–

Management proxy circular	115

The following table shows the outstanding amounts that current and former directors and executive officers borrowed from us or our subsidiaries to buy bank securities and for other purposes, including amounts borrowed by their respective associates, but does not include routine indebtedness.

Name and principal position	Involvement of issuer	Largest amount outstanding during the financial year ended October 31, 2020	Amount outstanding as at January 13, 2021	Financially-assisted securities purchases during the financial year ended October 31, 2020
Securities purchase program	–	–	–	–
Other programs
Group Head/Executive Vice President
Ian Arellano	Lender	$1,746,416	$1,358,757	–
Alex Besharat	Lender	$1,100,000	$931,925	–
John Doig	Lender	$2,038,089	$2,314,467	–
Mike Henry	Lender	$3,349,954	$3,091,446	–
Jake Lawrence	Lender	$3,955,000	$3,833,165	–
Dan Rees	Lender	$2,367,041	$2,039,034	–
Kevin Teslyk	Lender	$6,347,912	$6,070,145	–
Raj Viswanathan	Lender	$232,703	$180,174	–

1.

Loans and other extensions of credit to executive officers and directors are made on market terms that are no more favourable than those offered to the general public, in accordance with the U.S. Sarbanes-Oxley Act of 2002 and the related provisions of the U.S. Securities Exchange Act of 1934, as amended.

2.	Routine indebtedness includes:
•	loans to any director or nominated director, executive officer, together with his or her associates, made on terms no more favourable than loans to employees generally, where the amount remaining unpaid has not exceeded $50,000 at any time in the last completed financial year
•	loans to full-time employees, fully secured against their residence and not exceeding their annual salary
•	loans to those other than full-time employees, made on substantially the same terms available to other customers with comparable credit (including terms for interest rates and security rates), and involving no more than the usual risk of collectability
•	loans for purchases on usual trade terms, or for ordinary travel or expense advances, or similar reasons, with repayment arrangements according to the usual commercial practice.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

We have purchased a liability insurance policy for our directors and officers (Side A), which expires on June 1, 2021. The policy covers each of them individually if there are situations where we are not able or permitted to indemnify them. The policy has a $300,000,000 limit and a nil deductible, and we pay an annual premium of approximately $1,200,000 for this coverage.

DIRECTORS’ APPROVAL

The board has approved the contents of this circular and authorized us to send it to you.

Julie A. Walsh

Senior Vice President, Corporate Secretary and Chief Corporate Governance Officer

Toronto, Ontario, Canada

February 9, 2021

116	Scotiabank

Our awards

WORLD'S BEST WORKPLACES

GREAT PLACE TO WORK INSTITUTE

2020 | 2019 | 2018 | 2016 | 2015 | 2014

TOP 25 DIVERSE AND INCLUSIVE COMPANIES

REFINITIV

2020

WORKPLACE BENEFITS AWARDS 2020

- Coronavirus and benefits category;
- Mental health category

BENEFITS CANADA

2020

OUTSTANDING CRISIS LEADERSHIP

GLOBAL FINANCE

2020

#1 – 2020 CANADA ONLINE BANKING SATISFACTION STUDY

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2020

LATIN AMERICA'S BEST BANK TRANSFORMATION

EUROMONEY

2020

BEST BANK IN CHILE

EUROMONEY

2020

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THE BANKER

2020 | 2019

THE BANKER

2020

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Our awards At Scotiabank, we are proud of the recognition we receive every year as a leading bank, an employer of choice and a corporate citizen dedicated to our core purpose – ensuring the success of our customers, their families and their communities for every future. WORKPLACE BENEFITS AWARDS 2020 WORLD’S BEST WORKPLACES GREAT PLACE TO WORK INSTITUTE 2020 | 2019 | 2018 | 2016 | 2015 | 2014 TOP 25 DIVERSE AND INCLUSIVE COMPANIES Coronavirus and benefits category; Mental health category REFINITIV 2020 BENEFITS CANADA 2020 #1 – 2020 CANADA ONLINE BANKING SATISFACTION STUDY LATIN AMERICA’S BEST BANK TRANSFORMATION OUTSTANDING CRISIS LEADERSHIP GLOBAL FINANCE 2020 EUROMONEY 2020 J.D. POWER 2020 BANK OF THE YEAR – CANADA BEST BANK IN NORTH AMERICA FOR INNOVATION IN DIGITAL BANKING BEST BANK IN CHILE EUROMONEY 2020 THE BANKER 2020 | 2019 THE BANKER 2020 Trademarks are property of their respective owners.

HOW TO CONTACT US

INVESTORS	Investor Relations, Finance Department Scotiabank Scotia Plaza, 44 King Street West, Toronto, Ontario Canada M5H 1H1 Tel: (416) 775-0798 E-mail: investor.relations@scotiabank.com

CUSTOMERS

Contact your branch/service centre manager first.

If your matter is not resolved, contact:

Office of the President

Scotiabank

Scotia Plaza, 44 King Street West, Toronto, Ontario

Canada  M5H 1H1

Tel: (416) 933-1700 or toll free 1-877-700-0043

E-mail:mail.president@scotiabank.com

SHAREHOLDERS changes in share registration address changes dividend information lost share certificates estate transfers duplicate mailings

Computershare Trust Company of Canada

100 University Avenue, 8th floor

Toronto, Ontario, Canada  M5J 2Y1

Tel:  1-877-982-8767 (Toll free in North America)

Tel:  514-982-7555 (International)

Fax: 1-888-453-0330

E-mail: service@computershare.com

Co-Transfer Agent (U.S.A.)

Computershare Trust Company, N.A.

Att: Stock Transfer Department

Overnight Mail Delivery: 462 South 4th Street, Louisville, KY 40202

Regular Mail Delivery: P.O. Box 505005, Louisville, KY 40233-5005

Telephone: (303) 262-0600 or 1-800-962-4284

CORPORATE GOVERNANCE MATTERS	Corporate Governance Office Scotiabank Scotia Plaza, 44 King Street West, Toronto, Ontario Canada M5H 1H1 Tel: (416) 866-3672 E-mail: corporate.secretary@scotiabank.com

INDEPENDENT DIRECTORS	Chairman of the Board Scotiabank Scotia Plaza, 44 King Street West, Toronto, Ontario Canada M5H 1H1 E-mail: chairman.board@scotiabank.com

EXECUTIVE COMPENSATION MATTERS	Chair, Human Resources Committee Scotiabank Scotia Plaza, 44 King Street West, Toronto, Ontario Canada M5H 1H1 E-mail: executive.compensation@scotiabank.com

Reminder about shareholder mailings

We announce our financial results by media release, and our financial statements and management’s discussion and analysis (MD&A) are available on our website (www.scotiabank.com).

If you are a shareholder and want to receive our quarterly financial statements and MD&A in 2021, you must mark the request box at the bottom of your proxy form (registered shareholders) or voting instruction form (beneficial shareholders).

Some households may receive multiple copies of our annual report because multiple registered shareholders live at the same address. If you are a registered shareholder, you can tell us not to send the annual report (containing the annual financial statements and MD&A) by marking the waiver box at the bottom of your proxy form.

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